                                                     Registration No. 333-78403
                                                     Section 424(b)(3)


                             OFFER TO EXCHANGE ALL
                        6 1/2% SENIOR NOTES DUE 2009 FOR
                          6 1/2% SENIOR NOTES DUE 2009
                           WHICH HAVE BEEN REGISTERED
                       UNDER THE SECURITIES ACT OF 1933,
                                 AS AMENDED, OF

                               AFLAC INCORPORATED

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.
             NEW YORK CITY TIME, ON JUNE 23, 1999, UNLESS EXTENDED.

--------------------------------------------------------------------------------

Terms of the exchange offer:

- We are offering a total of $450,000,000 of new notes, which are registered with the Securities and Exchange Commission, to all holders of old notes.

- We will exchange all old notes that are validly tendered and not validly withdrawn.

- You may withdraw tenders of old notes at any time before the exchange offer expires.

- We will not receive any proceeds from the exchange offer.

- The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

- The economic terms of the new notes are substantially identical to those of the old notes.

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Each broker-dealer that receives new notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver this prospectus in connection with any resale of those new notes.

                  THE DATE OF THIS PROSPECTUS IS MAY 24, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    9
Forward-Looking Statements..................................   12
Use of Proceeds.............................................   12
Capitalization..............................................   13
Ratio of Earnings to Fixed Charges..........................   13
Selected Historical Consolidated Financial Information......   14
The Exchange Offer..........................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   52
Description of Certain Indebtedness.........................   55
Description of the Senior Notes.............................   59
United States Federal Tax Considerations....................   80
Plan of Distribution........................................   83
Legal Matters...............................................   84
Experts.....................................................   84
Documents Incorporated by Reference.........................   84
Where You Can Find More Information.........................   85
Index to Financial Statements...............................  F-1

                            ------------------------

     Unless the context indicates otherwise, all references in this offering memorandum to:

     - "AFLAC Incorporated," "we," "our," "ours" and "us" refer to AFLAC Incorporated and its consolidated subsidiaries;

     - "AFLAC" refer to American Family Life Assurance Company of Columbus;

     - "AFLAC U.S." refer to the operations of AFLAC in the United States;

     - "AFLAC Japan" refer to the operations of AFLAC in Japan;

     - "initial purchasers" refer collectively to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette, First Union Capital Markets Corp., NationsBanc Montgomery Securities LLC and Salomon Smith Barney Inc.;

     - "dollars" or "$" refer to United States dollars; and

     - "yen" or "Y" refer to Japanese yen.

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

                                    SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before deciding whether to exchange your old notes for new notes.

                         SUMMARY OF THE EXCHANGE OFFER

     On April 21, 1999, we completed the private offering of our 6 1/2% Senior Notes due 2009. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and to complete the exchange offer. Additional interest will accrue on the old notes if the exchange offer registration statement is not filed with the SEC on or before July 20, 1999, the exchange offer registration statement is not declared effective on or before October 18, 1999, or the exchange offer is not consummated and a shelf registration statement is not declared effective on or before November 17, 1999. This additional interest will continue to accrue until we complete each of these three tasks. See "The Exchange
Offer -- Registration Rights." You should read the discussion under the headings "-- Summary Description of the New Notes" and "Description of the Senior Notes" for more information about the new notes.

     We believe that the notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you are an affiliate of AFLAC or an underwriter or a broker-dealer. You should read the discussion under the heading "The Exchange Offer" for further information regarding the exchange offer and resale of the notes.

Registration rights agreement................  This agreement entitles holders of old notes to exchange their notes for registered notes
                                               with identical economic terms. The exchange
                                               offer will satisfy those rights. After the
                                               exchange offer is complete, you will no
                                               longer be entitled to any exchange or
                                               registration rights with respect to your
                                               notes.
The exchange offer...........................  We are offering to exchange up to
                                               $450,000,000 of the new notes for up to
                                               $450,000,000 of the old notes. Old notes may
                                               be exchanged only in $1,000 increments.
Tenders; expiration date; withdrawal.........  The exchange offer will expire at 5:00 p.m.,
                                               New York City time, on June 23, 1999, unless
                                               we extend it. If you decide to exchange your
                                               old notes for new notes, you must acknowledge
                                               that you are not engaging in, and do not
                                               intend to engage in, a distribution of the
                                               new notes. You may withdraw your tender of
                                               old notes at any time before June 23, 1999.
                                               If we decide for any reason not to accept
                                               your notes for exchange, we will return them
                                               to you promptly and without expense after the
                                               exchange offer expires or terminates.
Conditions to the exchange offer.............  We are not required to accept any old notes in ex-change for new notes. We may terminate
                                               or amend the exchange offer if we determine
                                               that the exchange offer violates applicable
                                               law or any applicable interpretation of the
                                               SEC.


Federal tax considerations...................  The exchange of old notes for new notes under the exchange offer will not result in any
                                               gain or loss to you for federal income tax
                                               purposes.
Use of proceeds..............................  We will receive no proceeds from the exchange offer.
Exchange agent...............................  The Bank of New York is the exchange agent for the exchange offer. The address and
                                               telephone number of the exchange agent are
                                               set forth under the heading "The Exchange
                                               Offer -- Exchange Agent."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The following is a brief summary of material terms of the new notes. For a more complete description of the senior notes, see "Description of the Senior Notes" in this prospectus.

     The terms of the new notes and the old notes are identical in all material respects but two:

     - the transfer restrictions and registration rights relating to the old notes do not apply to the new notes; and

     - Additional interest will accrue on the old notes if the exchange offer registration statement is not filed with the SEC on or before July 20, 1999, the exchange offer registration statement is not declared effective on or before October 18, 1999, or the exchange offer is not consummated and a shelf registration statement is not declared effective on or before November 17, 1999. This additional interest will continue to accrue until we complete each of these three tasks. See "The Exchange
       Offer -- Registration Rights."

Issuer.....................  AFLAC Incorporated.

Senior Notes Offered.......  $450,000,000 aggregate principal amount of 6 1/2%
                             Senior Notes due 2009, which have been registered under the Securities Act.

Maturity Date..............  April 15, 2009.

Interest Payment Dates.....  April 15 and October 15, beginning October 15,
                             1999.

Ranking....................  The senior notes are unsecured senior obligations and rank equal to all our existing and future senior indebtedness and senior to all our existing and future subordinated indebtedness. The senior notes effectively rank junior to all liabilities of our subsidiaries and also rank junior to any existing or future secured indebtedness as to the assets securing such indebtedness.

                             As of March 31, 1999, after giving pro forma effect to the offering of old notes and our use of the net proceeds from that offering,

                             - we would have had outstanding approximately $1.0
                               billion of senior indebtedness; and

                             - our subsidiaries would have had approximately $18
                               million of indebtedness.

Optional Redemption........  We may redeem all or a portion of the senior notes at our option and at any time at a redemption price equal to the sum of (1) the principal amount of the senior notes being redeemed, plus any accrued and unpaid interest up to but not including the redemption date and (2) a make-whole amount, if any.

Certain Covenants..........  The indenture governing the senior notes contains covenants that limit our ability and, in certain instances, the ability of our subsidiaries to:

                             - create liens; or

                             - consolidate, merge or transfer all or
                               substantially all our assets and the assets of our subsidiaries on a consolidated basis.

                             These covenants are subject to important exceptions, which are described under the heading "Description of the Senior Notes" in this prospectus.

Sinking Fund...............  None.

Risk Factors...............  You should carefully consider all of the information contained in this prospectus prior to exchanging your old notes for the new notes. In particular, we urge you to carefully consider the factors set forth under "Risk Factors" beginning on page 9 of this prospectus.

                                    BUSINESS

     AFLAC U.S. is a leading provider of supplemental insurance at the worksite and a top seller of accident insurance in the United States. AFLAC Japan is the largest foreign insurer in Japan in terms of premium and profits and the second largest life insurer in terms of policies in force.

     We were incorporated in 1973 under the laws of the State of Georgia. We are a general business holding company and act as a management company overseeing the operations of our subsidiaries by providing management services and making capital available. Our supplemental health insurance business is marketed and administered primarily through AFLAC. Most of our policies are individually underwritten and marketed at the worksite, with premiums paid by the employee.

     Our products are designed for people who already have major medical or other primary insurance coverage and are intended to cover medical and nonmedical costs that are not reimbursed by other forms of health insurance coverage. We pay benefits regardless of reimbursements from other insurers. In recent years, we have diversified our product offerings to include other types of supplemental health products in both the United States and Japan. We guarantee that our supplemental health insurance plans will be renewable for the lifetime of the policyholder. We cannot cancel guaranteed-renewable coverage. However, we can increase premium rates on existing and future policies in the United States by class of policy if we experience claims higher than originally expected (subject to federal and state loss-ratio guidelines) on a uniform, nondiscriminatory basis. All premium rate increases are subject to state regulatory approval.
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

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The summary consolidated financial information presented below as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 has been derived from our consolidated financial statements and the related notes included in this prospectus. The summary consolidated financial information presented below for, and as of, each of the three-month periods ended March 31, 1998 and 1999 was derived from our unaudited consolidated financial statements. The summary consolidated financial information set forth below is qualified in its entirety by, and should be read in conjunction with, the report of KPMG LLP, our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                     THREE MONTHS ENDED
                                          MARCH 31,                         YEARS ENDED DECEMBER 31,
                                    ---------------------   ---------------------------------------------------------
                                      1999        1998        1998        1997        1996        1995        1994
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                      (IN MILLIONS)
CONSOLIDATED STATEMENTS OF
  EARNINGS DATA:
Revenues:
  Premiums, principally
    supplemental health
    insurance.....................     $1,728      $1,472      $5,943      $5,874      $5,910      $6,071      $5,181
  Net investment income...........        320         279       1,138       1,078       1,022       1,025         839
  Realized investment gains
    (losses)......................         (5)         --          (2)         (5)          2          --          --
  Gain on sale of television
    business......................         --          --          --         267          60          --          --
  Other income....................          5           6          25          37         106          95          91
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total revenues................      2,048       1,757       7,104       7,251       7,100       7,191       6,111
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
Benefits and expenses:
  Benefits and claims.............      1,400       1,214       4,877       4,833       4,896       5,034       4,257
  Expenses........................        445         490       1,676       1,553       1,554       1,556       1,350
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total benefits and expenses...      1,845       1,704       6,553       6,386       6,450       6,590       5,607
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Pretax earnings...............        203          53         551         865         650         601         504
Income taxes......................          7        (107)         64         280         256         252         211
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Net earnings..................       $196(1)     $160(2)     $487(3)     $585(4)     $394(5)     $349        $293
                                    =========   =========   =========   =========   =========   =========   =========

                                     THREE MONTHS ENDED
                                          MARCH 31,                              AT DECEMBER 31,
                                    ---------------------   ---------------------------------------------------------
                                      1999        1998        1998        1997        1996        1995        1994
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                      (IN MILLIONS)
BALANCE SHEET DATA:
Assets:
  Investments and cash............    $27,217     $22,971     $26,994     $22,880     $20,744     $20,045     $15,994
  Other...........................      4,132       4,557       4,189       6,574       4,276       5,172       4,293
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
        Total assets..............    $31,349     $27,528     $31,183     $29,454     $25,020     $25,217     $20,287
                                    =========   =========   =========   =========   =========   =========   =========
Liabilities and shareholders'
  equity:
  Policy liabilities..............     23,976      20,184     $24,034     $19,885     $20,234     $19,514     $16,007
  Notes payable...................        573         511         596         523         354         327         185
  Income taxes....................      1,733       1,694       1,865       1,827       1,181       1,398       1,392
  Other liabilities...............      1,208       1,685         918       3,789       1,125       1,844         951
  Shareholders' equity............      3,859       3,454       3,770       3,430       2,126       2,134       1,752
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
        Total liabilities and
          shareholders' equity....    $31,349     $27,528     $31,183     $29,454     $25,020     $25,217     $20,287
                                    =========   =========   =========   =========   =========   =========   =========

---------------
(1) Includes gain of $67 ($.25 per basic share, $.24 per diluted share) due to a reduction in the deferred income tax liabilities from a tax rate cut in Japan.

(2) Includes gain of $121 ($.45 per basic share, $.44 per diluted share) due to a reduction in the deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.

(3) Includes gain of $121 ($.46 per basic share, $.44 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.

(4) Includes gain of $211 ($.77 per basic share, $.75 per diluted share) from the sale of the television business in 1997.

(5) Includes gain of $48 ($.17 per basic share, $.16 per diluted share) from the sale of the television business in 1996.

                                              THREE MONTHS
                                             ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           --------   --------   --------   --------   --------   --------   --------
SUPPLEMENTAL DATA:
  Operating earnings (in millions)(6)....   $132       $104       $429       $374       $347       $349       $293
  Ratio of earnings to fixed
    charges(7)...........................     56.7 x     16.8 x     41.8 x     43.6 x     36.1 x     37.7 x     42.1 x
  Ratio of debt to capitalization(8).....     18.0 %     18.5 %     19.6 %     19.6 %     16.1 %     16.5 %     10.8 %
  Ratio of debt to capitalization........     12.9 %     12.9 %     13.6 %     13.2 %     14.3 %     13.3 %      9.5 %
  Pretax profit margin(9)................     10.1 %      9.4 %      9.3 %      8.6 %      8.4 %      8.4 %      8.3 %
  After-tax profit margin(9).............      6.4 %      5.9 %      6.0 %      5.4 %      4.9 %      4.8 %      4.8 %
  Operating return on equity(10).........     20.9 %     18.9 %     18.7 %     18.8 %     19.9 %     22.0 %     20.4 %
  Yen/dollar exchange rate at period
    end..................................   Y120.55    Y132.10    Y115.70    Y130.10    Y116.10    Y102.95     Y99.85
  Average yen/dollar exchange rate.......    116.58     128.09     130.89     121.07     108.84      94.10     102.26

---------------
 (6) Excludes realized investment gains/losses and, in 1996 and 1997, the gains from the sale of the television business.
     Excludes the charge for the policyholder protection fund in 1998 and the benefit of the tax rate reductions in 1998 and 1999.

 (7) "Earnings" consists of operating earnings before income taxes and fixed charges. "Fixed charges" consists of interest on indebtedness (including capitalized interest) and a share of rental expenses deemed to be representative of interest.

 (8) Excludes unrealized gains on investment securities.

 (9) Operating basis.

(10) Based on operating earnings and excluding unrealized gains on investment securities, net.

                                  RISK FACTORS

     You should carefully consider the information below in addition to all other information provided to you in this prospectus in deciding whether to exchange your old notes for the new notes. There may be additional risks and uncertainties not presently known to us or that we currently do not believe are material that may also impair our business operations. Except for the first risk factor described below, the risk factors generally apply to the old notes as well as to the new notes.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the senior notes could decline and you may lose all or part of your investment.

IF YOU DO NOT EXCHANGE YOUR NOTES PURSUANT TO THIS EXCHANGE, YOU MIGHT NOT BE ABLE TO EVER SELL YOUR NOTES.

     It may be difficult for you to sell old notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

     If you do not tender your old notes or if we do not accept some of your old notes, those notes will continue to be subject to the transfer and exchange restrictions in:

     - the indenture;
     - the legend on the old notes; and
     - the offering circular relating to the old notes.

     The restrictions on transfer of your old notes arise because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES.

     The new notes are being offered to the holders of the old notes only. There is no public market for the new notes. The initial purchasers have informed us that they currently intend to make a market in the new notes. However, the initial purchasers may cease their market making at any time. The new notes could trade at prices that may be higher or lower than the initial offering price of the old notes. The liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for similar securities, existing interest rates, and by our operating results.

OUR CONCENTRATION OF BUSINESS IN JAPAN IMPOSES RISKS TO OUR OPERATIONS AND MAY IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE SENIOR NOTES.

     Continued weakness of Japan's economy could materially adversely affect our business and our ability to make payments on the senior notes. Our operations in Japan accounted for 80%, 79% and 82%, of our total revenues for 1998, 1997 and 1996, respectively, and 86% and 87% of our total assets at December 31, 1998 and 1997, respectively. Japan's economy has been weak for several years. The financial strength of many Japanese financial institutions has deteriorated, and some have experienced bankruptcy. The economic downturn has spread to several other Asian countries since mid-1997. The weak economy in Japan has resulted in a difficult marketing environment for AFLAC Japan, declining available investment yields for new investments and decreased consumer confidence.

Although the Japanese government has developed various economic stimulus packages, the time required for the Japanese economy to recover remains uncertain.

UNAVAILABILITY OF LONGER TERM YEN-DENOMINATED INVESTMENTS COULD ADVERSELY AFFECT OUR PROFITS AND ABILITY TO REPAY THE NOTES.

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1998, for AFLAC Japan the average duration of policy liabilities was approximately 13 years and the average duration of yen-denominated debt securities was approximately nine years. When our debt securities mature, there is a risk that the proceeds will be reinvested at a yield below that of the interest required for the accretion of policy liabilities. If this occurs, AFLAC Japan would be adversely affected, which could impair our ability to make payments on the senior notes. Over the next five years, 14.8% of AFLAC Japan's yen-denominated debt securities are scheduled to mature.

ACTIONS BY JAPANESE REGULATORS COULD HARM OUR BUSINESS AND MAY IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE SENIOR NOTES.

     An agreement between the governments of the United States and Japan calls for the gradual liberalization of the insurance industry in Japan through the year 2001. However, this agreement contains provisions to avoid "radical change" in the third sector of the insurance industry. The third sector includes the supplemental insurance products which constitutes our primary operations. One of the measures for avoiding radical change in the third sector is the prohibition of new entrants into the cancer or medical insurance businesses until January 1, 2001. If the process for deregulation in Japan is significantly altered or accelerated to permit numerous new competitors to enter the supplemental insurance products market prior to 2001, our business could be materially adversely affected and our ability to make payments on the senior notes could be impaired. In addition, the ultimate impact of insurance deregulation on our business cannot be determined.

JAPANESE CURRENCY EXCHANGE RATE RISK COULD HARM OUR BUSINESS AND OPERATING RESULTS AND MAY IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE SENIOR NOTES.

     All of our premiums and most of our investment income in Japan is received in yen, and our claims and expenses are paid in yen. In addition, the majority of our invested assets in Japan are denominated in yen. Therefore, our economic condition in Japan is not materially affected by currency fluctuations. However, we must translate yen into dollars for financial reporting purposes. The fluctuations in the yen/dollar exchange rate may have a significant effect on our balance sheets and income statements as reported in dollars. The yen has weakened since mid-1995, which has caused fewer dollars to be reported. In addition, with a weaker yen we receive fewer dollars when converting yen into dollars for repatriation of profits from AFLAC Japan to AFLAC U.S.

OUR OPERATING SUBSIDIARIES PROVIDE OUR CASH FLOW BUT THEY ARE NOT OBLIGATED TO PAY OR GUARANTEE THE SENIOR NOTES, WHICH EFFECTIVELY SUBORDINATES THE SENIOR NOTES TO INDEBTEDNESS OF OUR SUBSIDIARIES.

     We are a holding company and have no direct operations and no significant assets other than the stock of our subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the senior notes. In addition, there is no assurance that the earnings from, or other available assets of, our operating subsidiaries will be sufficient to make distributions to us to enable us to pay interest on the senior notes when due or principal of the senior notes at maturity. Our subsidiaries have no direct obligation to pay amounts due on the senior notes and do not guarantee the senior notes. As a result, the senior notes have the effect of being subordinated to existing and future unsecured third party indebtedness and other liabilities of the subsidiaries, including policyholder claims and trade payables. If a subsidiary liquidates or reorganizes, the subsidiary's creditors, including policyholders and trade creditors, will generally have preferential rights to satisfy their claims from the subsidiary's remaining assets before AFLAC Incorporated and its creditors, including the holders of the senior notes, may satisfy their claims from the subsidiary's assets.

INSURANCE REGULATIONS LIMIT THE ABILITY OF OUR SUBSIDIARIES TO MAKE PAYMENTS TO US AND MAY IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE SENIOR NOTES.

     Insurance regulations limit the ability of our insurance subsidiaries to make payments to us and may impair our ability to make payments on the senior notes. Dividends, management fees and other payments to us by our insurance subsidiaries are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. For example, dividend payments by AFLAC to us in 1999 in excess of $213 million would require prior regulatory approval.

FAILURE TO BE YEAR 2000 COMPLIANT COULD DISRUPT OUR OPERATIONS, ADVERSELY AFFECT OUR BUSINESS AND IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE SENIOR NOTES.

     Our business is significantly dependent upon accurate and efficient operation of our computer systems. We also rely on a widely distributed customer base in the United States and Japan for continued payment of premiums. Many of the systems utilized by our group accounts are automated and date dependent. If a large number of our customers are unable to submit premium payments or policy and claim data in a timely or accurate manner due to year 2000 issues, the resulting delays could have a material adverse effect on our financial condition or results of operations. Although we have taken steps to address the year 2000 issue, we are not currently able to predict the probability of any delays occurring or the extent of such delays.

     Due to the uncertainty inherent in year 2000 issues, particularly with regard to Japanese customers' year 2000 readiness and the various governmental functions, public utilities, financial infrastructures and similar outside facilities on which we depend in both the United States and Japan, we are unable to determine at this time whether the consequences of external year 2000 failures will have a material impact on our financial condition or results of operations. Although a year 2000 failure with respect to any single internal or external system may not have a material adverse effect on us, the failure of multiple systems may cause a material disruption to our business. A material disruption in our business could materially affect our ability to make payments on the senior notes.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the actions we have taken and expenses we have incurred and intend to incur in connection with the year 2000 issue.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including:

     - our financial performance;

     - our growth in net sales and earnings;

     - our cash flows from operations;

     - our capital expenditures;

     - our ability to refinance indebtedness; and

     - sales of our assets.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "contemplates," "anticipates," "believes," "estimates," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these statements, you should consider various factors, including the risk factors described in this prospectus. Such factors may cause our actual results to differ materially from any forward-looking statement.

     Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus may not occur and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     We will not receive any proceeds from the exchange offer. Our net proceeds from the sale of old notes were approximately $445 million, after deducting discounts and offering expenses. We currently intend that those net proceeds will be used primarily for the repurchase of shares of our common stock. Remaining net proceeds may be used to repay our indebtedness or for general corporate purposes. We have temporarily invested the net proceeds in investment grade securities.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization as of March 31, 1999 and as adjusted (1) to give effect to the sale of the senior notes, but without giving effect to the payment of expenses, and (2) to give effect to the stock repurchase. This table should be read in conjunction with the consolidated financial statements and the related notes, "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                  AT MARCH 31, 1999
                                                              --------------------------
Long-term debt:                                               ACTUAL         AS ADJUSTED
                                                              ------         -----------
                                                                     (IN MILLIONS,
     Due to banks (yen-denominated):                           EXCEPT FOR SHARE AMOUNTS)
          2.29% due annually through July 2001..............  $  282           $  282
          1.24% due November 2002...........................     129              129
          Variable interest rate due annually through July
            2001............................................      32               32
          Variable interest rate due November 2002..........     112              112
     Senior notes subject to this exchange offer............      --              450
     Capitalized leases.....................................      18               18
                                                              ------           ------
          Total long-term debt..............................     573            1,023
                                                              ------           ------
Equity:
     Common stock, $.10 par value; 400,000,000 shares
      authorized; 318,570,482 shares issued.................      32               32
     Additional paid-in capital.............................     241              241
     Retained earnings......................................   3,040            3,040
     Accumulated other comprehensive income:
          Unrealized foreign currency translation gains.....     214              214
          Unrealized gains on investment securities.........   1,243            1,243
     Treasury stock.........................................    (910)          (1,360)
     Notes receivable for stock purchases...................      (1)              (1)
                                                              ------           ------
          Total equity......................................   3,859            3,409
                                                              ------           ------
          Total capitalization..............................  $4,432           $4,432
                                                              ======           ======

     Ratio of debt to capitalization*.......................    18.0%            32.1%

     Ratio of debt to capitalization........................    12.9%            23.1%

---------------
* Excludes unrealized gains on investment securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of AFLAC Incorporated for the periods indicated:

                                    THREE MONTHS
                                   ENDED MARCH 31,                      YEARS ENDED DECEMBER 31,
                                  -----------------       -----------------------------------------------------
                                  1999        1998        1998        1997        1996        1995        1994
                                  -----       -----       -----       -----       -----       -----       -----
Ratio of earnings to fixed
  charges*.................       56.7x       16.8x       41.8x       43.6x       36.1x       37.7x       42.1x

---------------
* "Earnings" consists of operating earnings before income taxes and fixed charges. "Fixed charges" consists of interest on indebtedness (including capitalized interest) and a share of rental expenses deemed to be representative of interest.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected historical consolidated financial information presented below for, and as of, each of the years ended December 31, 1994, 1995, 1996, 1997, and 1998 were derived from our audited consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The selected historical consolidated financial data for, and as of, each of the three-month periods ended March 31, 1998 and 1999 were derived from our unaudited consolidated financial statements which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, necessary for a fair and consistent presentation of our results of operations and financial position for such periods and as of such dates. The results for the three months ended March 31, 1999 are not necessarily indicative of results to be expected for the full fiscal year. The following financial information should be read in conjunction with the report of KPMG LLP, our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                 THREE MONTHS ENDED
                                                      MARCH 31,                      YEARS ENDED DECEMBER 31,
                                                 -------------------   ----------------------------------------------------
                                                   1999       1998       1998       1997       1996       1995       1994
                                                 --------   --------   --------   --------   --------   --------   --------
                                                                               (IN MILLIONS)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues:
  Premiums, principally supplemental health
    insurance..................................    $1,728     $1,472     $5,943     $5,874     $5,910     $6,071     $5,181
  Net investment income........................       320        279      1,138      1,078      1,022      1,025        839
  Realized investment gains (losses)...........        (5)        --         (2)        (5)         2         --         --
  Gain on sale of television business..........        --         --         --        267         60         --         --
  Other income.................................         5          6         25         37        106         95         91
                                                 --------   --------   --------   --------   --------   --------   --------
        Total revenues.........................     2,048      1,757      7,104      7,251      7,100      7,191      6,111
                                                 --------   --------   --------   --------   --------   --------   --------
Benefits and expenses:
  Benefits and claims..........................     1,400      1,214      4,877      4,833      4,896      5,034      4,257
  Expenses.....................................       445        490      1,676      1,553      1,554      1,556      1,350
                                                 --------   --------   --------   --------   --------   --------   --------
        Total benefits and expenses............     1,845      1,704      6,553      6,386      6,450      6,590      5,607
                                                 --------   --------   --------   --------   --------   --------   --------
        Pretax earnings........................       203         53        551        865        650        601        504
Income taxes...................................         7       (107)        64        280        256        252        211
                                                 --------   --------   --------   --------   --------   --------   --------
        Net earnings...........................      $196(1)    $160(2)    $487(3)    $585(4)    $394(5)    $349       $293
                                                 ========   ========   ========   ========   ========   ========   ========

                                                 THREE MONTHS ENDED
                                                      MARCH 31,                          AT DECEMBER 31,
                                                 -------------------   ----------------------------------------------------
                                                   1999       1998       1998       1997       1996       1995       1994
                                                 --------   --------   --------   --------   --------   --------   --------
                                                                               (IN MILLIONS)
BALANCE SHEET DATA:
Assets:
  Investments and cash.........................   $27,217    $22,971    $26,994    $22,880    $20,744    $20,045    $15,994
  Other........................................     4,132      4,557      4,189      6,574      4,276      5,172      4,293
                                                 --------   --------   --------   --------   --------   --------   --------
        Total assets...........................   $31,349    $27,528    $31,183    $29,454    $25,020    $25,217    $20,287
                                                 ========   ========   ========   ========   ========   ========   ========
Liabilities and shareholders' equity:
  Policy liabilities...........................   $23,976    $20,184    $24,034    $19,885    $20,234    $19,514    $16,007
  Notes payable................................       573        511        596        523        354        327        185
  Income taxes.................................     1,733      1,694      1,865      1,827      1,181      1,398      1,392
  Other liabilities............................     1,208      1,685        918      3,789      1,125      1,844        951
  Shareholders' equity.........................     3,859      3,454      3,770      3,430      2,126      2,134      1,752
                                                 --------   --------   --------   --------   --------   --------   --------
        Total liabilities and
          shareholders' equity.................   $31,349    $27,528    $31,183    $29,454    $25,020    $25,217    $20,287
                                                 ========   ========   ========   ========   ========   ========   ========

---------------
(1) Includes gain of $67 ($.25 per basic share, $.24 per diluted share) due to a reduction in the deferred income tax liabilities from a tax rate cut in Japan.
(2) Includes gain of $121 ($.45 per basic share, $.44 per diluted share) due to a reduction in the deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.
(3) Includes gain of $121 ($.46 per basic share, $.44 per diluted share) due to a reduction in deferred income tax liabilities from a tax rate cut in Japan and a charge of $65 ($.24 per basic and diluted share) for a mandated policyholder protection fund in Japan in 1998.
(4) Includes gain of $211 ($.77 per basic share, $.75 per diluted share) from the sale of the television business in 1997.
(5) Includes gain of $48 ($.17 per basic share, $.16 per diluted share) from the sale of the television business in 1996.

                                 THREE MONTHS ENDED
                                      MARCH 31,                      YEARS ENDED DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   1999       1998       1998       1997       1996       1995       1994
                                 --------   --------   --------   --------   --------   --------   --------
SUPPLEMENTAL DATA:
  Operating earnings (in
    millions)(6)...............  $132       $104       $429       $374       $347       $349       $293
  Ratio of earnings to fixed
    charges(7).................    56.7 x     16.8 x     41.8 x     43.6 x     36.1 x     37.7 x     42.1 x
  Ratio of debt to
    capitalization(8)..........    18.0 %     18.5 %     19.6 %     19.6 %     16.1 %     16.5 %     10.8 %
  Ratio of debt to
    capitalization.............    12.9 %     12.9 %     13.6 %     13.2 %     14.3 %     13.3 %      9.5 %
  Pretax profit margin(9)......    10.1 %      9.4 %      9.3 %      8.6 %      8.4 %      8.4 %      8.3 %
  After-tax profit margin(9)...     6.4 %      5.9 %      6.0 %      5.4 %      4.9 %      4.8 %      4.8 %
  Operating return on
    equity(10).................    20.9 %     18.9 %     18.7 %     18.8 %     19.9 %     22.0 %     20.4 %
  Yen/dollar exchange rate at
    period end.................  Y120.55    Y132.10    Y115.70    Y130.10    Y116.10    Y102.95    Y 99.85
  Average yen/dollar exchange
    rate.......................   116.58     128.09     130.89     121.07     108.84      94.10     102.26

---------------
 (6) Excludes realized investment gains/losses and in 1996 and 1997, the gains from the sale of the television business. Excludes the charge for the policyholder protection fund in 1998 and the benefit of the tax rate reductions in 1998 and 1999.

 (7) "Earnings" consists of operating earnings before income taxes and fixed charges. "Fixed charges" consists of interest on indebtedness (including capitalized interest) and a share of rental expenses deemed to be representative of interest.

 (8) Excludes unrealized gains on investment securities.

 (9) Operating basis.

(10) Based on operating earnings and excluding unrealized gains on investment securities, net.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     Subject to the terms and conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange old notes that are properly tendered on or before the Expiration Date and not withdrawn as permitted below. As used in this prospectus, the term "Expiration Date" means 5:00 p.m., New York City time, on June 23, 1999, or such later date and time to which we, in our sole discretion, extend the exchange offer.

     The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the old notes except that:

     - the new notes being issued in the exchange offer will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act, and

     - the new notes being issued in the exchange offer will not contain the registration rights contained in the old notes.

     As of the date of this prospectus, there is $450,000,000 in total principal amount of old notes outstanding. This prospectus and the letter of transmittal are first being sent on or about May 24, 1999, to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to the conditions set forth below under "-- Conditions to the Exchange Offer."

     Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

     We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders of old notes as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. We will return, at no expense to the holder, any old notes not accepted for exchange as promptly as practicable after the expiration or termination of the exchange offer.

     If any of the events specified in "-- Conditions to the Exchange Offer" should occur, we may amend or terminate the exchange offer, and not accept for exchange any old notes not previously accepted for exchange. We will give oral or written notice of any extension, amendment, non-acceptance or termination to holders of old notes as promptly as practicable. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Following consummation of the exchange offer, we may commence one or more additional exchange offers to those holders of old notes who did not exchange their old notes for new notes on terms which may differ from those contained in the registration rights agreement. We may use this prospectus, as amended or supplemented from time to time, in connection with additional exchange offers.

PROCEDURES FOR TENDERING OLD NOTES

     The tendering by a holder of old notes, and our mutual acceptance of the old notes, will constitute a binding agreement between us and the holder on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender in the exchange offer, a holder must transmit to The Bank of New York, the exchange agent, at the address set forth under "--Exchange Agent" on or before the Expiration Date either:

     - a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, or

     - if the old notes are tendered pursuant to the book-entry procedures set forth below, an agent's message instead of a letter of transmittal.

     In addition, on or prior to the Expiration Date, either:

     - the exchange agent must receive the certificates for the old notes along with the letter of transmittal; or

     - the exchange agent must receive a timely confirmation of a book-entry transfer of such old notes into the exchange agent's account at The Depository Trust Company ("DTC") according to the procedure for book-entry transfer described below, along with a letter of transmittal or an agent's message instead of a letter of transmittal; or

     - the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering holder that such holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the holder.

     THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL OR AGENT'S MESSAGES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO GUARANTEE TIMELY DELIVERY. DO NOT SEND LETTERS OF TRANSMITTAL, AGENT'S MESSAGES OR NOTES TO US.

Signature Requirements

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the notes surrendered for exchange are tendered:

     - by a registered holder of old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

     - for the account of an eligible institution.

An "eligible institution" is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion program.

     If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If old notes are registered in the name of a person other than a signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution.

     If a person or persons other than the registered holder or holders of old notes signs the letter of transmittal, such old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes.

     If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any old notes or powers of attorney, those persons should so indicate when signing, and must submit proper evidence satisfactory to us of their authority to sign unless we waive this requirement.

Our Interpretations are Binding on You

     We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

     - reject any and all tenders of any old note not properly tendered;

     - refuse acceptance of any old note if, in our judgment or the judgment of our counsel, acceptance of the old note might be unlawful; and

     - waive any defects or irregularities or conditions of the exchange offer as to any old note either before or after the Expiration Date. This includes the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

     Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the Expiration Date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects or irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent, nor any other person shall have a duty to notify anyone of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of us incur any liability for failing to notify any person.

Representation You Make by Tendering

     By tendering your old notes, you represent to us that, among other things:

     - the person receiving the new notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder;

     - neither you nor such other person receiving the new notes has any arrangement or understanding with any person to participate in the distribution of the new notes issued in the exchange offer; and

     - if you are not a broker-dealer, that you are not engaged in, or intend to be engaged in, a distribution of new notes.

If you or any person receiving the new notes is an "affiliate," as defined under Rule 405 of the Securities Act, of AFLAC Incorporated, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes to be acquired pursuant to the exchange offer, you or any such other person receiving the notes may not rely on the applicable interpretations of the staff of the SEC, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" under the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "-- Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter.

     For each old note accepted for exchange, the old note holder will receive a new note having a principal amount of maturity equal to that of the surrendered note. Interest on the new notes will accrue from April 21, 1999, the original issue date of the old notes.

     In all cases, we will issue new notes in the exchange offer for old notes that are accepted for exchange only after the exchange agent timely receives either:

     - certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC, and

     - a properly completed and duly executed letter of transmittal or, in the case of a book-entry confirmation, an agent's message, and all other required documents.

     If tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if a holder submits old notes for a greater principal amount than the holder desired to exchange, we will return such unaccepted or non-exchanged old notes without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC, such unaccepted or non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will request to establish an account for the old notes at DTC for the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees, or an agent's message in lieu of such letter of transmittal, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the old notes desires to tender such old notes and the old notes are not immediately available, or time will not permit such holder's old notes or other required documents to reach the exchange agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     - the tender is made through an eligible institution;

     - before the Expiration Date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal, or a facsimile thereof, and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     - the exchange agent receives the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw tenders of old notes at any time before the Expiration
Date.

     For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must:

     - specify the name of the person having tendered the old notes to be withdrawn,

     - identify the old notes to be withdrawn, including the principal amount of such old notes, and

     - if you have transmitted certificates for old notes, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

     If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

     If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices. Our determination will be final and binding on all parties.

     Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to such holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. Any return or credit will occur as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or before the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

     We are not required to accept for exchange, or to issue new notes in exchange for, any old notes. We may terminate or amend the exchange offer if, at any time before the acceptance of such old notes for exchange or the exchange of the new notes for such old notes, we determine in our sole and absolute discretion, that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC.

EXCHANGE AGENT

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

               Delivery to: The Bank of New York, Exchange Agent

By Registered or Certified Mail:   By Hand or Overnight Delivery:
THE BANK OF NEW YORK               THE BANK OF NEW YORK
101 Barclay Street, (7 East)       101 Barclay Street
New York, New York 10286           Corporate Trust Services Window
Attention: Jennifer Pedi           Ground Level
Reorganization Section             New York, New York 10286
                                   Attention: Jennifer Pedi
                                   Reorganization Section

                    By Facsimile for Eligible Institutions:
                                 (212) 815-6339

                             Confirm by Telephone:
                                 (212) 815-6331

     DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     We will not pay any brokers, dealers or others soliciting acceptances of the exchange offer.

     We will pay the estimated cash expenses to be incurred in connection with the exchange offer, which are estimated to total $105,000.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. However, holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the paying of any applicable transfer tax.

HOLDERS, OTHER THAN AFFILIATES, MAY OFFER OR SELL THE NEW NOTES

     Based on interpretations by the SEC staff, as set forth in no-action letters issued to third parties, we believe that new notes issued in the exchange offer for old notes may be offered for resale, resold or otherwise transferred by the holders of such new notes, other than any such holder that is an "affiliate" of AFLAC Incorporated within the meaning of Rule 405 under the Securities Act. Such new notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

     - such new notes issued in the exchange offer are acquired in the ordinary course of such holder's business, and

     - such holders have no arrangement or understanding with any person to participate in the distribution of such new notes issued in the exchange offer.

     Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes.

     However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter. We cannot guarantee that the SEC staff would make a similar determination with respect to the exchange offer as in other circumstances.

     If any holder is an "affiliate" of ours, as defined in Rule 405 under the Securities Act, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

     - could not rely on the applicable interpretations of the SEC staff, and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

     In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to "qualified institutional buyers," as that term is defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis should be read in conjunction with the consolidated financial statements of AFLAC Incorporated and the notes thereto and the other financial data appearing elsewhere in this prospectus. The discussion and analysis (1) for the quarter ended March 31, 1999 is extracted from our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and (2) for the three year period ended December 31, 1998, is extracted from our Annual Report on Form 10-K for the year ended December 31, 1998. In each case this analysis does not give effect to subsequent events.

     AFLAC Incorporated is the parent company of AFLAC. Our principal business is supplemental health insurance, which is marketed and administered through AFLAC. Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. Our operations in Japan and the United States service the two markets for our insurance operations.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1998.

     Due to a corporate income tax rate reduction in Japan during 1999, the statutory tax rate for AFLAC Japan declined from 41.7% to 36.2%. This tax rate decline resulted in a reduction in our deferred income tax liability as of March 31, 1999, which increased net earnings by $67 million ($.25 per basic share and $.24 per diluted share) in 1999. For additional information on the income tax reduction, see Note 4 of the notes to the consolidated financial statements at March 31, 1999.

     Also, due to a corporate income tax rate reduction in Japan during 1998, the statutory tax rate for AFLAC Japan declined from 45.3% to 41.7%. This tax rate decline resulted in a reduction in our deferred income tax liability as of March 31, 1998, which increased net earnings by $121 million ($.45 per basic share and $.44 per diluted share) in 1998. For additional information on the income tax reduction, see Note 4 of the notes to the consolidated financial statements at March 31, 1999.

     Another factor affecting net earnings was a policyholder protection fund system mandated by the Japanese government during the first quarter of 1998. The pretax charge for our obligation to the protection fund was $111 million ($65 million after tax, or $.24 per both basic and diluted shares). For further information regarding this policyholder protection fund, see Note 5 of the notes to the consolidated financial statements at March 31, 1999.

     The following table sets forth the results of operations by business segment for the periods shown.

                SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT

                                                                                        THREE MONTHS
                                                          PERCENTAGE CHANGE            ENDED MARCH 31,
                                                            OVER PREVIOUS           ---------------------
                                                               PERIOD                1999           1998
                                                          -----------------         ------         ------
                                                                                    (IN MILLIONS, EXCEPT
                                                                                        FOR PER-SHARE
                                                                                          AMOUNTS)
Operating earnings:
  AFLAC Japan...........................................        26.2%                $158           $125
  AFLAC U.S.............................................        11.4                   63             56
  All other business segments...........................                                1             --
                                                                                     ----           ----
          Total business segments.......................        22.3                  222            181
  Interest expense, non-insurance operations............         2.4                   (3)            (3)
  Corporate and eliminations............................        16.5                  (12)           (13)
                                                                                     ----           ----
          Pretax operating earnings.....................        26.0                  207            165
  Income taxes..........................................        23.8                   75             61
                                                                                     ----           ----
          Operating earnings............................        27.3                  132            104
Non-operating items:
  Deferred tax benefit from Japan tax rate reduction....                               67            121
  Provision for the Japanese mandated policyholder
     protection fund, net of tax........................                               --            (65)
  Realized investment gains (losses), net of tax........                               (3)            --
                                                                                     ----           ----
          Net earnings..................................        21.9%                $196           $160
                                                                ====                 ====           ====
Operating earnings per basic share......................        28.2%                $.50           $.39
Operating earnings per diluted share....................        26.3                  .48            .38
Net earnings per basic share............................        23.3                  .74            .60
Net earnings per diluted share..........................        22.4                  .71            .58

     The following discussion of earnings comparisons focuses on operating earnings and excludes realized investment gains/losses, the charge for the mandated policyholder protection fund, and the deferred income tax benefit from the Japanese tax rate reductions. Operating earnings per share referred to in the following discussion are based on the diluted number of average outstanding shares.

     Foreign Currency Translation. Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     The following table illustrates the effect of foreign currency translation on our reported results by comparing those results as if foreign currency rates had remained unchanged from the comparable period in the prior year.

        SELECTED PERCENTAGE CHANGES FOR SUPPLEMENTAL CONSOLIDATED DATA*
                       THREE MONTHS ENDED MARCH 31, 1999

                                                              INCLUDING   EXCLUDING
                                                              CURRENCY    CURRENCY
                                                               CHANGES    CHANGES**
                                                              ---------   ---------
Premium income..............................................    17.4%        8.8%
Net investment income.......................................    14.8         8.1
Operating revenues..........................................    16.8         8.6
Total benefits and expenses.................................    15.9         7.4
Operating earnings..........................................    27.3        22.2
Operating earnings per share................................    26.3        21.1

---------------
 * The numbers in this table are presented on an operating basis and therefore exclude: the deferred income tax benefit from the tax rate reductions, the charge for a mandated policyholder protection fund, and realized investment gains and losses.

** Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current period as the comparable period in the prior year.

     The yen began to strengthen in relation to the dollar at the end of 1998 after several years of weakening. The average yen-to-dollar exchange rates were
116.58 and 128.09 for the three months ended March 31, 1999 and 1998, respectively. The 9.9% strengthening of the yen in 1999 increased operating earnings by approximately $.02 per share for the three months ended March 31, 1999. Operating earnings per share increased 26.3% to $.48 for the three-month period ended March 31, 1999 compared with the same period in 1998.

     Our primary financial objective is the growth of operating earnings per share before the effect of foreign currency fluctuations. In 1996, we set this objective at an annual growth rate of 15% to 17% through the year 2000. In 1998, we raised our 1999 objective for growth in operating earnings per share to 20% before the effect of currency translation.

     If that objective is achieved, the following table shows the likely results for operating earnings per share for the year 1999 when the estimated impact from various foreign currency translations are included.

    ANNUAL
  AVERAGE YEN     ANNUAL OPERATING   % GROWTH    YEN IMPACT
 EXCHANGE RATE      DILUTED EPS      OVER 1998     ON EPS
---------------   ----------------   ---------   ----------
1999 @ 115.00          $2.00           28.2%       $ .13
1999 @ 120.00           1.95           25.0          .08
1999 @ 125.00           1.91           22.4          .04
1999 @ 130.89*          1.87           19.9           --
1999 @ 135.00           1.84           17.9         (.03)
1999 @ 140.00           1.82           16.7         (.05)
1999 @ 145.00           1.79           14.7         (.08)

---------------
* Actual exchange rate for the year ended December 31, 1998.

     If the exchange rate as of March 31, 1999, would remain constant for the remainder of 1999, the cumulative average rate would be approximately 119.56 and the annual operating diluted earnings per share would approximate $1.96, assuming our earnings objective is met.

     Profit Repatriation. AFLAC Japan repatriated profits to AFLAC U.S. of $154 million in 1998 and $347 million in 1997. The profit transfer in 1997 included $125 million of a non-recurring nature. Since the first repatriation in 1989, AFLAC Japan has repatriated $1.2 billion, which has enhanced our flexibility and profitability. We expect to repatriate approximately 19 billion yen ($160 million using the March 31, 1999 exchange rate) from AFLAC Japan to AFLAC U.S. in July 1999.

     Share Repurchase Program. During the first quarter of 1999, we purchased 150,000 shares of our common stock. At the end of the first quarter of 1999, we had approximately 7.2 million shares still available for purchase under current repurchase authorizations. We have purchased 57.5 million shares (through March 31, 1999) since the inception of the share repurchase program. The difference in percentage increases in net earnings and net earnings per share primarily reflects the impact of the share repurchase program.

     Income Taxes. Our combined U.S. and Japanese effective income tax rates on operating earnings for the three months ended March 31, 1999 and 1998 were 36.4% and 37.0%, respectively. Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3% through April 30, 1998, and 41.7% thereafter, accounted for most of our income tax expense. The decline in the effective tax rate in 1999 resulted primarily from the 1998 Japanese tax rate reduction.

     Income tax expense for the first quarter of 1999 also includes approximately $2 million of additional taxes from our recent income tax audit in Japan. Excluding that amount the effective income tax rate on operating earnings for the first quarter was 35.4%, the same as the rate for the full year 1998.

     The 1999 reduction in the statutory tax rate in Japan, which is effective April 1, 1999, will not significantly change our combined U.S./Japan effective tax rate as it will largely shift income tax expense from Japan operations to U.S. operations due to the U.S. foreign tax credit provisions. We expect our effective income tax rate for financial statement purposes will be in the range of 35% to 36% for the full year 1999.

Insurance Operations, AFLAC Japan

     AFLAC Japan, a branch of AFLAC and the principal contributor to our earnings, ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. Among all life insurance companies operating in Japan, AFLAC Japan ranks second in terms of individual policies in force and 16th in assets.

     The following table presents a summary of AFLAC Japan's operating results.

                                  AFLAC JAPAN
                          SUMMARY OF OPERATING RESULTS

                                                              THREE-MONTH PERIOD
                                                                ENDED MARCH 31,
                                                              -------------------
                                                               1999         1998
                                                              ------       ------
                                                                 (IN MILLIONS)
Premium income..............................................  $1,398       $1,181
Investment income...........................................     262          226
Other income................................................      --            1
                                                              ------       ------
          Total revenues....................................   1,660        1,408
                                                              ------       ------
Benefits and claims.........................................   1,196        1,029
Operating expenses..........................................     306          254
                                                              ------       ------
          Total benefits and expenses.......................   1,502        1,283
                                                              ------       ------
          Pretax operating earnings.........................  $  158       $  125
                                                              ======       ======
Percentage changes in dollars over previous period:
  Premium income............................................    18.4%          .4%
  Investment income.........................................    15.8          5.1
  Total revenues............................................    17.9          1.1
  Pretax operating earnings.................................    26.2         (1.5)
Percentage changes in yen over previous period:
  Premium income............................................     7.8%         6.0%
  Investment income.........................................     5.5         10.9
  Total revenues............................................     7.3          6.8
  Pretax operating earnings.................................    15.0          3.9
Ratios to total revenues:
  Benefits and claims.......................................    72.0%        73.1%
  Operating expenses........................................    18.5         18.0
  Pretax operating earnings.................................     9.5          8.9

     AFLAC Japan Sales. The increase in premium income in yen was due to sales of new policies and excellent policy persistency.

     AFLAC Japan's new annualized premium sales were up sharply in the quarter, rising 22.3% to 18.8 billion yen, or $161 million. These strong sales resulted from the popularity of our latest product offering, Rider MAX, which has broadened the appeal of our founding product, cancer life insurance. During the quarter, we sold nearly 282,000 of these riders and about 50% of our cancer life sales were with Rider MAX. Rider MAX accounted for approximately 40% of sales during the first quarter.

     New sales also benefitted from the timing of sales campaigns in advance of a scheduled mid-year premium rate increase on new policy issues. All life insurance companies are raising premium rates in 1999 to compensate for the low level of investment yields. We anticipate that many of our insurance agencies will aggressively market our policies before the new rates become effective. Therefore, sales increases will likely be greater in the first half of the year than in the second half of the year when the new premium rates take effect. However, our new pricing assumptions will have virtually no impact on the cost of Rider MAX and term life plans, and the premium increases to other lines of business will be less than in previous years. As a result, we believe that the rate increase in July of this year should be less disruptive to our future sales results than previous rate increases.

     We continue to make strides toward increasing the breadth of our distribution system. We are adding more individual agencies to complement our large network of corporate agencies. The individual agencies will give us better access to Japan's substantial market of small businesses and individual customers. During the first quarter, we recruited about 360 new agencies. Our objective is to recruit 3,000 new agencies for the full year and we expect our recruiting to increase in the second quarter.

     Although Japan's economy remains weak, we continue to believe it is one of the best insurance markets in the world and one of great opportunities for growth. We have set an objective for AFLAC Japan's sales to increase approximately 10% to 15% for the year 1999 compared with 1998.

     AFLAC Japan Investments. Over the last several years, Japan's weak economy has produced an extremely challenging investment environment. Investment yields available to us in the first quarter improved over the fourth quarter of last year. However, they still remain at historically depressed levels. For instance, the yield on a composite index of 20-year Japanese government bonds averaged 2.52% during the first quarter, compared with 4.10% in the first quarter of 1995. By purchasing reverse dual-currency bonds (bonds with yen principal and a dollar coupon), we were able to invest in yen-denominated securities at an average yield of 4.36% during the quarter. Including dollar-denominated investments, our blended new money yield was 4.49% for the quarter. As of April 16, we had invested or committed to invest approximately 60% of our expected 1999 cash flow at an average yield of 4.69%. Not only do these yields compare very favorably with the yield of Japanese government bonds, they also provide a significant spread over our reserving assumptions for new business.

     At the end of the first quarter, the yield on AFLAC Japan's debt securities portfolio was 5.22%, compared with 5.24% at the end of 1998. The return on average invested assets, net of investment expenses, was 5.01% for the quarter, compared with 5.30% a year ago.

     Investment income in yen increased 5.5% in 1999 compared with 10.9% in 1998. This is due to the effect of translating dollar-denominated investment income into yen. The yen/dollar exchange rate was 128.09 yen to one U.S. dollar for the first three months of 1998 compared with 116.58 for the first three months of 1999.

     AFLAC Japan -- Other. The operating expense ratio has increased slightly due to investments in additional marketing programs including advertising and direct response efforts. The benefits ratio has declined due to the mix of business shifting to newer products that have a lower loss ratio than the traditional cancer life insurance and also due to favorable claims experience on cancer life insurance. Pretax operating earnings in yen increased 15.0% for the three months ended March 31, 1999. This increase was largely due to the lower loss ratio during the quarter.

Insurance Operations, AFLAC U.S.

     The following table presents a summary of AFLAC U.S. operating results.

                                   AFLAC U.S.
                          SUMMARY OF OPERATING RESULTS

                                                                THREE-MONTH
                                                               PERIOD ENDED
                                                                 MARCH 31,
                                                              ---------------
                                                              1999       1998
                                                              ----       ----
                                                               (IN MILLIONS)
Premium income..............................................  $330       $289
Investment income...........................................    58         51
Other income................................................    --          3
                                                              ----       ----
          Total revenues....................................   388        343
                                                              ----       ----
Benefits and claims.........................................   205        183
Operating expenses..........................................   120        104
                                                              ----       ----
          Total benefits and expenses.......................   325        287
                                                              ----       ----
          Pretax operating earnings.........................  $ 63       $ 56
                                                              ====       ====
Percentage increases over previous period:
  Premium income............................................  13.9%      12.7%
  Investment income.........................................  12.8       44.1
  Total revenues............................................  13.3       17.1
  Pretax operating earnings.................................  11.4       50.3
Ratios to total revenues:
  Benefits and claims.......................................  52.8%      53.4%
  Operating expenses........................................  31.1       30.2
  Pretax operating earnings.................................  16.1       16.4

     AFLAC U.S. Sales. New annualized premium sales in the United States continued to grow at a rapid pace. New sales topped $100 million for the seventh consecutive quarter, rising 15.8% to $125 million. Accident/disability insurance was once again our best selling product. However, sales of our founding product, cancer expense insurance, were extremely robust. Cancer expense sales rose 28.5% for the quarter.

     In addition to strong sales growth, we continue to see increased use of our electronic sales system, SmartApp. In the first quarter, we processed more than 60% of our new business electronically. With savings from innovative work processes like SmartApp, we have increased our commitment to our national television advertising. We believe that growing name recognition through advertising is one of the factors that has contributed to our strong sales growth and expanding distribution system. We have set an objective for AFLAC U.S. sales to increase by 12% to 15% for the year 1999.

     AFLAC U.S. Investments. Investment income increased 12.8% in the first three months of 1999 compared with 44.1% in the same period of 1998. The large increase in 1998 is the result of investment income received from investment of the proceeds from the sale of the television business in the second quarter of 1997 and from investment of profit repatriation funds of $347 million in 1997 which included $125 million of a non-recurring nature. During the first quarter of 1999, available cash flow was invested at an average yield-to-maturity of 8.08% compared with 7.47% during the first quarter of 1998. The overall return on average invested assets, net of investment expenses, was 7.52% for the first three months of 1999 compared with 7.37% for the first quarter of 1998.

     AFLAC U.S. Other. Management expects the operating expense ratio, including discretionary television advertising expenses, to remain approximately level in the future. By improving administrative systems and controlling other costs, we have been able to redirect funds to national television advertising programs without significantly affecting the operating expense ratio.

     The aggregate benefit ratio has tended to decline slightly. The mix of business has shifted toward accident and hospital indemnity policies, which have lower benefit ratios than other products. We expect future benefit ratios for some of our supplemental products to increase slightly due to our ongoing efforts to improve policy persistency and enhance policyholder benefits. Management expects the pretax operating profit margin, which was 16.2% for the year 1998, to remain approximately the same in 1999.

Financial Accounting Standards Board Statements

     For information regarding new Statements of Financial Accounting Standards see Note 2 of the notes to the consolidated financial statements at March 31, 1999.

     YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.

     We paid a two-for-one stock split on June 8, 1998. All share and per-share amounts in this report have been restated for this split.

     Three significant items affected our net earnings during the three-year period ended December 31, 1998.

     First, due to a corporate income tax rate reduction in Japan during 1998, the statutory tax rate for AFLAC Japan declined from 45.3% to 41.7%. This tax rate decline resulted in a reduction in our deferred income tax liability as of March 31, 1998, which increased net earnings by $121 million ($.46 per basic share and $.44 per diluted share) in 1998. For additional information on the income tax reduction, see Note 8 of the notes to the consolidated financial statements at December 31, 1998.

     The second factor affecting net earnings was a policyholder protection fund system mandated by the Japanese government during the first quarter of 1998. The pretax charge for our obligation to the new protection fund was $111 million ($65 million after tax, or $.24 per both basic and diluted shares). For further information regarding this policyholder protection fund, see Note 2 of the notes to the consolidated financial statements at December 31, 1998.

     Also affecting net earnings was the sale of our television business, which consisted of seven network-affiliated stations. The total pretax gain from the sale was $327 million. The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized in 1996 on this sale were $60 million and $48 million, respectively. The effect of the after-tax gain on 1996 basic and diluted net earnings per share was $.17 and $.16, respectively. The pretax and after-tax gains recognized during the second quarter of 1997 on the closing of the six remaining stations were $267 million and $211 million, respectively. The effect of the after-tax gain on 1997 basic and diluted net earnings per share was $.77 and $.75, respectively. For further information, see Note 2 of the notes to the consolidated financial statements at December 31, 1998.

     The results of operations by business segment for the three-year period ended December 31, 1998, were as follows:

                           SUMMARY OF OPERATING RESULTS BY BUSINESS SEGMENT

                                                       PERCENTAGE
                                                       CHANGE OVER              YEARS ENDED
                                                      PREVIOUS YEAR            DECEMBER 31,
                                                      -------------    -----------------------------
                                                      1998     1997     1998       1997       1996
                                                      -----    ----    -------    -------    -------
                                                                       (IN MILLIONS, EXCEPT FOR PER
                                                                              SHARE AMOUNTS)
Operating earnings:
     AFLAC Japan....................................    (.4)%  (5.4)%   $ 502      $ 504      $ 533
     AFLAC U.S......................................   24.9    43.4       230        184        129
     Television operations..........................                       --          4         26
     All other business segments....................                        2         (2)        (8)
                                                                        -----      -----      -----
          Total business segments...................    6.3     1.4       734        690        680
     Interest expense, non-insurance operations.....    1.2    16.7       (10)       (10)       (13)
     Corporate and eliminations.....................   23.4     4.9       (60)       (77)       (79)
                                                                        -----      -----      -----
          Pretax operating earnings.................   10.1     2.6       664        603        588
     Income taxes...................................    2.8    (4.9)      235        229        241
                                                                        -----      -----      -----
          Operating earnings........................   14.6     7.8       429        374        347
Non-operating items:
     Deferred tax benefit from Japanese tax rate
       reduction....................................                      121         --         --
     Provision for the Japanese mandated
       policyholder protection fund, net of tax.....                      (65)        --         --
     Gain on sale of television business, net of
       tax..........................................                       --        211         48
     Realized investment gains (losses), net of
       tax..........................................                        2         --         (1)
                                                                        -----      -----      -----
          Net earnings..............................  (16.8)%  48.3%    $ 487      $ 585      $ 394
                                                      =====    ====     =====      =====      =====
Operating earnings per basic share..................   16.7%   11.3%    $1.61      $1.38      $1.24
Operating earnings per diluted share................   17.3    10.8      1.56       1.33       1.20
Net earnings per basic share........................  (14.9)   52.5      1.83       2.15       1.41
Net earnings per diluted share......................  (15.4)   52.9      1.76       2.08       1.36

     The following discussion of earnings comparisons focuses on pretax operating earnings and excludes realized investment gains/losses, the charge for the mandated policyholder protection fund, the benefit of the Japanese tax rate reduction and the gains from the sale of the television business. Operating earnings per share referred to in the following discussion are based on the diluted number of average outstanding shares.

     Foreign Currency Translation. Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     Throughout 1996, 1997 and most of 1998, the yen weakened in relation to the dollar. The average yen-to-dollar exchange rates were 130.89 in 1998, 121.07 in 1997 and 108.84 in 1996. The weakening of the yen during the three-year period lowered operating earnings by $.05 per share in 1998 compared with 1997, $.09 per share in 1997 compared with 1996 and $.15 per share in 1996 compared with 1995. Despite the weakening of the yen, operating earnings per share increased 17.3% to $1.56 in 1998, 10.8% to $1.33 in 1997 and 2.6% to $1.20 in 1996.

     The following table illustrates the effect of foreign currency translation by comparing our reported results with pro forma results as if foreign currency rates had remained unchanged from the previous year.

        SELECTED PERCENTAGE CHANGES FOR SUPPLEMENTAL CONSOLIDATED DATA*

                                       INCLUDING FOREIGN           EXCLUDING FOREIGN
                                        CURRENCY CHANGES           CURRENCY CHANGES**
                                      --------------------        --------------------
                                          YEARS ENDED                 YEARS ENDED
                                          DECEMBER 31,                DECEMBER 31,
                                      --------------------        --------------------
                                      1998    1997    1996        1998    1997    1996
                                      ----    ----    ----        ----    ----    ----
Premium income......................   1.2%    (.6)%  (2.6)%       7.7%    8.5%   10.1%
Net investment income...............   5.6     5.5     (.3)       11.1    14.0    11.9
Total revenues......................   1.7     (.7)   (2.1)        8.0     8.2    10.4
Total benefits and expenses.........    .9    (1.0)   (2.1)        7.4     8.0    10.5
Operating earnings..................  14.6     7.8     (.4)       18.6    15.2    11.5
Operating earnings per share........  17.3    10.8     2.6        21.1    18.3    15.4

---------------
 * The amounts in this table are presented on an operating basis.

** Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

     The increases in operating earnings per share reflected earnings contributions in the functional currencies of our core insurance operations in Japan and the United States, our share repurchase program and in 1998 lower income tax expense due to the tax rate reduction in Japan.

     Our primary financial objective is the growth of operating earnings per share before the effect of foreign currency translations. In 1996, we set this objective at an annual growth rate of 15% to 17% through the year 2000. In early 1998, we increased our goal for 1998 to 20% growth, which we exceeded. Excluding the effect of currency fluctuations, operating earnings per share increased 21.1% in 1998, 18.3% in 1997 and 15.4% in 1996.

     In April 1998, we raised our 1999 objective for growth in operating earnings per share to 20% excluding the impact of currency translation. If that objective is achieved, the following table shows the likely results for operating earnings per share in 1999 when the impact from various foreign currency translations is included.

                       ANNUAL
ANNUAL AVERAGE YEN    OPERATING    % GROWTH    YEN IMPACT
  EXCHANGE RATE      DILUTED EPS   OVER 1998     ON EPS
------------------   -----------   ---------   ----------
  1999 @ 115.00         $1.98        26.9%       $ .11
  1999 @ 120.00          1.94        24.4          .07
  1999 @ 125.00          1.91        22.4          .04
  1999 @ 130.89*         1.87        19.9           --
  1999 @ 135.00          1.85        18.6         (.02)
  1999 @ 140.00          1.82        16.7         (.05)
  1999 @ 145.00          1.80        15.4         (.07)

---------------
* Actual 1998 average exchange rate.

     Profit Repatriation. Repatriated profits represent a portion of the after-tax earnings reported to the Japanese Financial Supervisory Agency ("FSA") as of March 31 each year. Such regulatory basis earnings are determined using accounting principles that differ materially from U.S. generally accepted accounting principles. The differences relate primarily to the valuation of investments, policy benefit and claim reserves, acquisition costs and deferred income taxes. Japanese regulatory earnings and related profit repatriations may therefore vary materially from year to year because of these differences.

     AFLAC Japan repatriated profits to AFLAC U.S. of $154 million in 1998, $347 million in 1997 and $217 million in 1996. The profit transfer in 1997 included $125 million of a non-recurring nature. Since the first repatriation in 1989, AFLAC Japan has repatriated $1.2 billion, which has enhanced our flexibility and profitability. We estimate that cumulative profit transfers from 1992 through 1998 have benefited consolidated net earnings by $57 million in 1998, $41 million in 1997 and $26 million in 1996.

     We expect that the 1999 profit repatriation will be approximately 20 billion yen ($171 million using the December 31, 1998 exchange rate). In 1999, a substantial portion of profit repatriation will be used for debt service.

     Share Repurchase Program. The shares purchased under the share repurchase program were financed with bank borrowings and available cash. Interest expense related to the share repurchase program was $10 million in 1998 and $9 million in both 1997 and 1996. Consolidated interest expense, including interest expense from insurance operations, was $13 million in 1998, $14 million in 1997 and $16 million in 1996.

     The difference between the percentage changes in net earnings and net earnings per share primarily reflects the impact of the share repurchase program. As of December 31, 1998, we had approximately 7.4 million shares still available for purchase under current repurchase authorizations from the board of directors.

     Income Taxes. Effective January 1, 1998, the Japanese government changed the income tax provisions for foreign companies operating in Japan, increasing income taxes on investment income and realized gains/losses from securities issued by entities located in their home country. This change increased Japanese income taxes on the income from most of AFLAC Japan's dollar-denominated securities. In addition, in March 1998, the Japanese government enacted a reduction in the Japanese corporate income tax rate. The statutory rate for AFLAC Japan declined from 45.3% to 41.7% beginning May 1, 1998. The net effect of these two Japanese tax changes increased income tax expense on consolidated operating earnings by approximately $10 million for the year ended December 31, 1998 (an increase of approximately $22 million from increased taxes on AFLAC Japan's dollar-denominated investment income, less approximately $12 million from the benefit of the statutory tax rate reduction).

     Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.4% in 1998, 37.9% in 1997 and 40.9% in 1996. Japanese income taxes on AFLAC Japan's operating results, which were taxed at Japan's corporate income tax rate of 45.3% through April 30, 1998, and 41.7% thereafter, accounted for most of our income tax expense. The decline in the effective tax rates in 1998 and 1997 resulted primarily from: the weakening of the yen; increased contributions in earnings from the U.S. business segment; and, in 1998, the Japanese tax rate reduction less the effect of increased taxes on AFLAC Japan's dollar-denominated investment income.

     The most recent Japanese economic stimulus package announced in late 1998, but not yet enacted, included proposals to further reduce the Japanese statutory corporate income tax rate. Under the proposals being discussed, AFLAC Japan's statutory income tax rate would be reduced to 36.2% effective April 1, 1999. We expect the proposals to be finalized in early 1999. If the Japanese income tax rate decreases, we expect our combined effective income tax rate to remain relatively unchanged in 1999. For further information on the Japanese corporate income tax rate, see Note 8 of the notes to the consolidated financial statements at December 31, 1998.

Insurance Operations, AFLAC Japan

     AFLAC Japan is a branch of AFLAC and the principal contributor to our earnings. AFLAC Japan ranks number one in terms of premium income and profits among all foreign life and non-life insurance companies operating in Japan. AFLAC Japan ranks second in terms of individual policies in force and 16th in assets among all life insurance companies operating in Japan.

     The transfer of profits from AFLAC Japan to AFLAC U.S. can distort comparisons of operating results between years. Therefore, the following AFLAC Japan summary of operations table presents investment income, total revenues and pretax operating earnings calculated on a pro forma basis in order to improve comparability between years. The pro forma adjustment represents cumulative investment income foregone by AFLAC Japan on funds transferred to AFLAC U.S. during 1992 through 1998.

                                  AFLAC JAPAN
                          SUMMARY OF OPERATING RESULTS

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                                 (IN MILLIONS)
Premium income...........................................  $4,738    $4,803    $4,952
Investment income, as adjusted*..........................     966       929       920
Other income.............................................       1         1         2
                                                           ------    ------    ------
     Total revenues, as adjusted*........................   5,705     5,733     5,874
                                                           ------    ------    ------
Benefits and claims......................................   4,119     4,156     4,294
Operating expenses.......................................   1,035     1,037     1,022
                                                           ------    ------    ------
     Total benefits and expenses.........................   5,154     5,193     5,316
                                                           ------    ------    ------
     Pretax operating earnings, as adjusted*.............     551       540       558
Investment income applicable to profit repatriations.....     (49)      (36)      (25)
                                                           ------    ------    ------
     Pretax operating earnings...........................  $  502    $  504    $  533
                                                           ======    ======    ======
Percentage changes in dollars over previous year:
     Premium income......................................    (1.4)%    (3.0)%    (4.7)%
     Investment income*..................................     4.0        .9      (2.2)
     Total revenues*.....................................     (.5)     (2.4)     (4.3)
     Pretax operating earnings*..........................     2.0      (3.2)     (4.2)
     Pretax operating earnings...........................     (.4)     (5.4)     (5.1)
Percentage changes in yen over previous year:
     Premium income......................................     6.6       7.9      10.2
     Investment income*..................................    12.4      12.3      13.1
     Total revenues*.....................................     7.6       8.6      10.7
     Pretax operating earnings*..........................    10.2       7.8      10.9
     Pretax operating earnings...........................     7.6       5.4       9.8
Ratios to total revenues, as adjusted:*
     Benefits and claims.................................    72.2      72.5      73.1
     Operating expenses..................................    18.1      18.1      17.4
     Pretax operating earnings...........................     9.7       9.4       9.5
Ratio of pretax operating earnings to total reported
  revenues...............................................     8.9       8.9       9.1

---------------
* Adjusted investment income, total revenues and pretax operating earnings include estimates of additional investment income of $49 million in 1998, $36 million in 1997 and $25 million in 1996 foregone due to profit repatriations.

     Japanese Economy. Japan's economy has been weak for several years. The economic downturn has spread to several Asian countries since mid-1997. The financial strength of many Japanese financial institutions has deteriorated and some have experienced bankruptcy. As we have indicated in the past, the weak economy in Japan has resulted in a difficult marketing environment for AFLAC Japan, declining available investment yields for new investments and decreased consumer confidence.

     Although the Japanese government has developed various economic stimulus packages, the time required for the Japanese economy to recover remains uncertain.

     AFLAC Japan Sales. AFLAC Japan produced strong sales results in 1998, despite the weak Japanese economy. New annualized premiums from sales were: $575 million in 1998, up 11.5%; $515 million in 1997, down 28.5%; and $721 million in 1996, down 4.8%. New annualized premiums from sales in yen were: 74.9 billion yen in 1998, up 20.1%; 62.4 billion yen in 1997, down 20.4%; and 78.4 billion yen in 1996, up 10.0%.

     AFLAC Japan's new policy sales in yen during 1998 approached their 1996 level. In 1997, new policy sales were adversely affected by a premium rate increase that AFLAC and the insurance industry implemented in the fourth quarter of 1996 as well as the decline of consumer confidence in the life insurance industry following the April 1997 collapse of Nissan Mutual Life Insurance Company.

     We have taken several actions to help mitigate the impact of the weak sales environment in Japan. Our newest product, "Rider MAX," has become one of our most successful in a very short period of time. This product provides accident and medical/sickness benefits as a rider to our cancer life policy. We also introduced a new economy cancer life policy in January 1997. This plan, which has lower premium rates and benefit levels, was developed to combat the impact of increased premium rates for new issues. In addition, AFLAC Japan increased the use of direct-mail marketing for its products as a supplemental distribution method.

     In 1998, we purchased a small Japanese insurance agency. Its main functions will be policyholder-related services and direct marketing programs for AFLAC Japan.

     We continue to invest in marketing to improve sales. The incentive pay system for AFLAC Japan's employed sales managers was revised in 1997 to better reward them for improved sales performance. We made additional expenditures in late 1997 and during 1998 for expanded sales promotion efforts in Japan. In addition, we will continue our popular television advertising program. We have also publicized our financial strength ratings in Japan and are recruiting more individual agencies. In 1998, we recruited approximately 2,200 new agencies, most of which are individual agencies, compared with fewer than 700 in 1997. Our goal is to recruit 3,000 new agencies in 1999.

     AFLAC Japan's sales mix is changing, although cancer life still accounts for the majority of insurance in force. Cancer life sales accounted for 49.4% of total new sales in yen in 1998, 52.5% in 1997 and 46.7% in 1996. We sold more than 948,000 riders of Rider MAX in 1998, which was its first year of availability. This product accounted for 33.2% of our sales for the year, and 39.9% of our cancer life policies were sold with Rider MAX. The rider we introduced in the fourth quarter of 1995, living benefit life, accounted for 7.2% of total new sales in 1998, 28.3% in 1997 and 39.5% in 1996. Care product sales represented 3.7% of total new sales in 1998, 6.8% in 1997 and 10.6% in 1996.

     In September 1997, the Japanese government increased the copayments for the employer-sponsored health care program from 10% to 20% for the primary insured, thereby increasing the portion of the costs the insured must pay. Given the increase in copayments, we believe our products and riders that provide supplemental medical benefits will be especially appealing to consumers.

     Our objectives for 1999 are to increase sales in yen by 10% to 15% compared with 1998 and to improve the profit margin. We also expect revenues in yen to increase 6% to 6.5% and our strong policy persistency to continue.

     AFLAC Japan Investments. Investment income is affected by available cash flow from operations, investment yields achievable on new investments and foreign currency exchange rates. Investment income in dollars in 1998 and 1997 was affected by the weaker yen. Despite a general decline in available investment yields, investment income in yen increased 11.0% in both 1998 and 1997. Funds available for investment during the three-year period 1996 through 1998 were reduced by the annual profit repatriations previously discussed. Rates of return on debt securities in Japan remained low in 1998. For instance, the yield on 20-year Japanese government bonds, as measured by a composite index, fluctuated to a low of 1.16% in October 1998 and closed 1998 at a high of 2.97%.

     AFLAC Japan's new money rates for investments in debt securities (including dollar-denominated) were 4.19% for 1998, 5.20% for 1997 and 4.07% for 1996. The improvement in AFLAC Japan's new money yield in 1997 resulted from restructuring portions of the existing dollar-denominated investment portfolio and a greater allocation of cash flow to private placement securities, which included dual-currency securities (yen-denominated bonds with a dollar coupon) and perpetual debentures. However, the overall rate of return (net of investment expenses) on AFLAC Japan's average investments and cash at amortized cost has declined. These returns, which were 5.26% in 1998, 5.37% in 1997 and 5.55% in 1996, reflect the cumulative effect of lower investment yields available in Japan since the early 1990's.

     By concentrating on selected sectors of the bond market, AFLAC Japan has secured higher yields than 20-year Japanese government bonds would have provided while still adhering to conservative standards for credit quality. We believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions for new business and assumed interest rates for policy liabilities. The premium rate increases recently implemented have a positive impact on investment margins and therefore should contribute to stability in the pretax operating profit margin.

     Insurance Deregulation in Japan. In December 1996, the governments of the United States and Japan reached an agreement on deregulation of the Japanese insurance industry. The agreement calls for the gradual liberalization of the industry through the year 2001 and includes provisions to avoid "radical change" in the third sector of the insurance industry, which includes our supplemental insurance products. AFLAC and other foreign-owned insurers, as well as some small to medium-sized Japanese insurers, operate primarily in the third sector. One of the measures for avoiding radical change in the third sector is the prohibition of additional Japanese life and non-life insurance companies from selling cancer or medical insurance until January 1, 2001. AFLAC has inherent competitive advantages through its distribution, products, administrative efficiency and financial soundness that should enable it to grow even in a more competitive environment. However, the ultimate impact of deregulation isn't known.

     AFLAC Japan -- Other. The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 7.2% in 1998, 5.2% in 1997 and 12.2% in 1996 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force were: 640.8 billion yen ($5.5 billion) at December 31, 1998;
597.8 billion yen ($4.6 billion) at December 31, 1997; and 568.1 billion yen ($4.9 billion) at December 31, 1996.

     The slight decline of the benefit ratio during the three-year period ended December 31, 1998, is primarily attributable to newer products that have somewhat lower loss ratios than the cancer life plan. Annual claims experience and persistency studies continue to support the current reserving assumptions.

     Even with Japan's depressed economic conditions, we believe the market for supplemental insurance remains bright. The need for our products in Japan has continued, and we remain optimistic about increasing penetration within existing groups, selling new products, opening new accounts and developing additional supplemental products for the Japanese market.

Insurance Operations, AFLAC U.S.

     AFLAC U.S. pretax operating earnings continued to benefit from additional investment income earned on profit transfers received from AFLAC Japan. Estimated investment income earned from profits transferred to and retained by AFLAC U.S. from 1992 through 1998, along with estimated investment income earned from the sales proceeds of the television business, have been reclassified in the following presentation in order to improve comparability between years.

                                   AFLAC U.S.
                          SUMMARY OF OPERATING RESULTS

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                                 (IN MILLIONS)
Premium income...........................................  $1,198    $1,062    $  946
Investment income, as adjusted*..........................     112       104        86
Other income.............................................       4         1         2
                                                           ------    ------    ------
     Total revenues, as adjusted*........................   1,314     1,167     1,034
                                                           ------    ------    ------
Benefits and claims......................................     749       667       591
Operating expenses.......................................     439       392       347
                                                           ------    ------    ------
     Total benefits and expenses.........................   1,188     1,059       938
                                                           ------    ------    ------
     Pretax operating earnings, as adjusted*.............     126       108        96
Investment income applicable to profit repatriations and
  proceeds from the sale of the television business......     104        76        33
                                                           ------    ------    ------
     Pretax operating earnings...........................  $  230    $  184    $  129
                                                           ======    ======    ======
Percentage increases over previous year:
     Premium income......................................    12.8%     12.2%     10.0%
     Investment income*..................................     7.8      20.3      10.2
     Total revenues*.....................................    12.6      12.9      10.0
     Pretax operating earnings*..........................    16.1      13.2      15.0
     Pretax operating earnings...........................    24.9      43.4      23.0
Ratios to total revenues, as adjusted:*
     Benefits and claims.................................    57.0      57.1      57.1
     Operating expenses..................................    33.4      33.6      33.6
     Pretax operating earnings...........................     9.6       9.3       9.3
Ratio of pretax operating earnings to total reported
  revenues...............................................    16.2      14.8      12.1

---------------
* Excludes estimated investment income of $104 million in 1998 and $76 million in 1997 related to investment of profit repatriation funds retained by AFLAC U.S. and investment of the proceeds from the sale of the television business, and $33 million in 1996 related to investment of profit repatriation funds retained by AFLAC U.S.

     AFLAC U.S. Sales. The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 14.6% in 1998, 14.7% in 1997 and 11.1% in 1996 were favorably affected by increased sales at the worksite primarily through cafeteria plans (Internal Revenue Code Section 125) and an improvement in the persistency of several products. Annualized premiums in force were: $1.4 billion at December 31, 1998; $1.2 billion at December 31, 1997; and $1.1 billion at December 31, 1996.

     New annualized premiums from sales and policy conversions were: $482 million in 1998, up 20.3%; $401 million in 1997, up 22.7%; and $327 million in 1996, up 17.0%. Accident/disability coverage was the best-selling product for the fifth year in a row, accounting for more than 56% of new sales in 1998, 54% of new sales in 1997 and 48% of new sales in 1996. Cancer expense insurance accounted for more than 25% of new sales in 1998, 24% of new sales in 1997 and 27% of new sales in 1996.

     AFLAC U.S. -- Other. We expect the operating expense ratio, excluding discretionary advertising expenses, to decline in the future due to continued improvements in operating efficiencies. State-of-the-art technology is one way we can control expense growth, and SmartApp is a good example. SmartApp is a laptop-based, point-of-sale system we developed in the early 1990s. Our sales associates use this system to input customer information, capture the customer's signature and electronically transmit the application to headquarters. In some cases, the policy can be "jet-issued," which requires no human intervention. In 1998, we processed approximately 58% of our business with SmartApp, and about 44% of those policies were jet-issued. Our goal for 1999 is to produce 70% of our business via SmartApp. By improving administrative systems and controlling other costs, we have been able to redirect funds to national advertising programs without significantly affecting the operating expense ratio.

     The aggregate benefit ratio has been relatively stable. The mix of business has shifted towards accident and hospital indemnity policies, which have lower benefit ratios than other products. We expect future benefit ratios for some of our supplemental products to increase slightly due to our ongoing efforts to improve policy persistency and enhance policyholder benefits.

     We expect the pretax operating profit margin to remain approximately the same in 1999.

     We continue to believe that there are significant opportunities to market high-quality, affordable supplemental insurance products in the U.S. marketplace.

Other Operations

     Corporate operating expenses consist primarily of overhead expenses such as salary costs, provisions for retirement and litigation expenses and professional fees. Corporate expenses have fluctuated in recent years primarily due to changes in the legal environment in certain states and to enhanced benefits, early retirements and revisions in actuarial assumptions for retirement accruals.

     On December 31, 1998, we sold our insurance operation in Taiwan, resulting in a nominal gain.

Financial Accounting Standards Board Statements

     For information regarding new Statements of Financial Accounting Standards, see Note 1 of the notes to the consolidated financial statements at December 31, 1998.

ANALYSIS OF FINANCIAL CONDITION

     THREE MONTHS ENDED MARCH 31, 1999.

     Since December 31, 1998, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and primarily consist of investment grade securities.

     Due to the significance of yen-denominated items in the balance sheet, changes in the yen/dollar exchange rate can have a significant effect on our financial statements. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at March 31, 1999, was 120.55 yen to one U.S. dollar, 4.0% weaker than the exchange rate of 115.70 as of December 31, 1998. Management estimates that the weaker yen rate decreased reported investments and cash by $932 million, total assets by $1.1 billion, and total liabilities by $1.0 billion compared with the amounts that would have been reported for 1999 if the exchange rate had remained unchanged from year-end 1998.

     Investments and Cash. The continued growth in investments and cash reflects the substantial cash flows in the functional currencies of our operations. Net unrealized gains of $1.7 billion on investment securities at March 31, 1999, consisted of $2.5 billion in gross unrealized gains and $818 million in gross unrealized losses.

     AFLAC invests primarily within the Japanese, U.S. and Euroyen fixed-maturity markets. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, were as follows:

                                                     MARCH 31,   DECEMBER 31,
                                                       1999          1998
                                                     ---------   ------------
AAA................................................     36.3%        38.1%
AA.................................................     18.3         17.6
A..................................................     30.8         31.2
BBB................................................     12.8         13.1
BB.................................................      1.8           --
                                                       -----        -----
                                                       100.0%       100.0%
                                                       =====        =====

     As of December 31, 1998, we held no debt securities rated below "BBB." However, in January 1999, the credit ratings of several major Japanese financial institutions were downgraded. We owned debt securities issued by a major Japanese bank in the amount of $436 million, or 1.8% of total debt securities at March 31, 1999. Following the downgrade, these securities were rated "Ba1" by Moody's and "BB+" by Standard & Poor's.

     Private placement investments accounted for 46.5% and 43.9% of our total debt securities as of March 31, 1999 and December 31, 1998, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to historically conservative standards for credit quality. We require that all private placement issuers have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). Most of AFLAC's private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit rankings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available of sale" to "held to maturity." The related unrealized gains of $1.1 billion as of October 1, 1998, on these securities are being amortized over the remaining term of the securities. Securities that are available for sale are reported in the balance sheet at fair value and securities that are held to maturity are reported at amortized cost.

     The following table shows an analysis of investment securities (at cost or amortized cost):

                                                         AFLAC JAPAN                 AFLAC U.S.
                                                   ------------------------   ------------------------
                                                   MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                                     1999          1998         1999          1998
                                                   ---------   ------------   ---------   ------------
                                                                      (IN MILLIONS)
Available for sale:
  Fixed-maturity securities......................   $12,950      $12,886       $2,829        $2,772
  Perpetual debentures...........................     1,710        1,344          116           111
  Equity securities..............................        28           22           74            79
                                                    -------      -------       ------        ------
          Total available for sale...............    14,688       14,252        3,019         2,962
                                                    -------      -------       ------        ------
Held to maturity:
  Fixed-maturity securities......................     3,803        3,947           --            --
  Perpetual debentures...........................     3,344        3,494           --            --
                                                    -------      -------       ------        ------
          Total held to maturity.................     7,147        7,441           --            --
                                                    -------      -------       ------        ------
          Total..................................   $21,835      $21,693       $3,019        $2,962
                                                    =======      =======       ======        ======

     Policy Liabilities. Policy liabilities decreased $58 million, or .2%, during the first three months of 1999. AFLAC Japan decreased $126 million, or
 .6% (3.6% increase in yen), and AFLAC U.S. increased $68 million, or 3.2%. Changes in policy liabilities were primarily due to the addition of new business, the aging of policies in force, the weaker yen and the effect of the market value adjustment for securities available for sale (see Note 7 of the notes to the consolidated financial statements at March 31, 1999). The weaker yen at March 31, 1999 compared with December 31, 1998 decreased reported policy liabilities by $915 million.

     Debt. On April 21, 1999, we issued $450 million of senior notes with a 6.50% coupon, paid semiannually, due April 15, 2009. The notes are redeemable at our option and at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount.

     We received net proceeds of $445 million. We intend to use the proceeds primarily to purchase shares of our common stock. Any remaining proceeds may be used to repay indebtedness or for general corporate purposes. We intend to swap the dollar-denominated principal and interest to be yen-denominated.

     See Note 6 of the notes to the consolidated financial statements at March 31, 1999 for information on other debt outstanding at March 31, 1999.

     Our ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains on investment securities) was 18.0% and 19.6% as of March 31, 1999 and December 31, 1998, respectively.

     Security Lending. AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. This program increased AFLAC Japan's investment income by approximately $.3 million for the three months ended March 31, 1999 and by approximately $1 million for the year 1998. For further information regarding such arrangements, see Note 8 of the notes to the consolidated financial statements at March 31, 1999.

     Policyholder Guaranty Funds. Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the U.S. currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     The Life Insurance Association of Japan, an industry organization, implemented a voluntary policyholder protection fund in 1996 to provide capital support to insolvent life insurers. AFLAC Japan pledged investment securities to the Life Insurance Association of Japan for this program. During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry is making contributions to these funds over a 10-year period. We have recorded a liability for our share of these obligations.

     Shareholders' Equity. Our insurance operations continue to provide the primary sources of liquidity. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC policies provide indemnity benefits rather than reimbursement for actual medical costs and therefore are not subject to the risks of medical cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. In April 1999 we received net proceeds of $445 million from the issuance of $450 million of the senior notes which increased our capital resources. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion, and the funding of our share repurchase program.

     AFLAC Incorporated capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. In addition to restrictions by U.S. insurance regulators, the Japanese Financial Supervisory Agency ("FSA") may impose restrictions on transfers of funds from AFLAC Japan. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees, and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $11 million in the first quarter of 1999 and $192 million and $386 million in the full years 1998 and 1997, respectively. Profit repatriations have been remitted annually from AFLAC Japan to AFLAC U.S. in July. The FSA maintains solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin remains high and reflects a strong capital and surplus position. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the notes to the consolidated financial statements at December 31, 1998.

     Currently, prescribed or permitted statutory accounting principles ("SAP") used by insurers for financial reporting to state insurance regulators may vary between states and between companies. The National Association of Insurance Commissioners ("NAIC") has recodified SAP to promote standardization throughout the industry. These new accounting principles are presently planned by the NAIC to be effective for 2001. The most significant change to AFLAC is the requirement that insurance companies establish a deferred income tax liability for statutory accounting purposes. We estimate AFLAC's deferred tax liability would be approximately $142 million at March 31, 1999 under the provisions of the recodified SAP. AFLAC's capital and surplus, as determined on the present U.S. statutory accounting basis, was $1.7 billion at March 31, 1999.

     Year 2000. The term "year 2000 issue" generally refers to incorrect date calculations that might occur in computer software and hardware as the year 2000 approaches. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of "00" as the year 1900 rather than the year 2000.

     Our efforts to address year 2000 issues began in 1997. We established a Year 2000 Executive Steering Committee, made up of senior management and representatives of our information technology, financial, legal, internal audit and various operational areas to identify and address year 2000 issues throughout our U.S. and Japanese operations. We also established a Year 2000 Project Office consisting of department coordinators from Information Technology, Worldwide Headquarters business operations and AFLAC Japan. The Project Office established both domestic and Japanese plans to address year 2000 readiness and minimize the risk of business disruption caused by year 2000 issues. We also engaged third party consultants to assist AFLAC U.S. and AFLAC Japan with their year 2000 efforts.

     The plans contain five phases: (1) the assessment phase, which includes creating awareness of the issue throughout the company and assessment of all systems, significant business processes, facilities and third party dependencies; (2) the remediation phase, which includes updating or modifying systems which are identified as critical to our efforts to become year 2000 ready; (3) the testing phase, which includes the testing of systems that have been updated or modified; (4) the implementation phase, which includes placing systems into the production environment, as well as additional comprehensive testing to identify and resolve any remaining year 2000 issues; and (5) contingency planning.

     We have remediated substantially all of our critical production systems in both the United States and Japan. Verification that the critical production systems have been correctly remediated will continue through the third quarter of 1999 in a year 2000 test environment. The additional testing may raise new issues that require further remediation and implementation activities, all of which are scheduled to be completed in the third quarter of 1999. Testing and any further remediation and implementation activities required for non-critical systems will continue through the end of 1999.

     Currently, we are in the process of developing and refining contingency plans for our business systems and processes. These plans will be periodically updated throughout 1999 based on currently available information and the perceived business risk.

     We rely on a widely distributed customer base in the United States and Japan for continued payment of premiums. Many of the systems utilized by our group accounts are automated and date dependent. We randomly surveyed group accounts in the United States to determine their year 2000 readiness. AFLAC Japan depends heavily on substantial premium payments that are electronically transmitted by third party payment agents from employers of the insured. We have surveyed our more significant customers in Japan to determine whether such customers expect their ability to pay premiums or transmit policy and claims data in this fashion to be impacted by year 2000 issues. We will be conducting tests with our key external customers and suppliers during the second quarter of 1999. Any adverse results from this testing will be incorporated into our ongoing contingency planning process. If a large number of customers (in the U.S. and/or Japan) are unable to submit premium payments in a timely or accurate manner due to year 2000 issues, the resulting delays could have a material adverse effect on our financial condition or results of operations. It is not currently possible to predict the probability of any delays occurring or the extent of such delays.

     AFLAC owns publicly traded and privately placed fixed-maturity and equity securities in the U.S. and Japan, and other foreign countries. If a material portion of such securities are adversely impacted by year 2000 issues, our investment portfolio may also be adversely impacted.

     Since the inception of the year 2000 project, we had incurred costs of approximately $25 million for system upgrades or modifications through March 31, 1999. Of this amount, approximately $10 million was capitalized. The remaining cost to complete the various projects is currently estimated to be $7 million, of which $1 million is expected to be capitalized. We may determine that additional expenditures are necessary as testing continues. Company personnel have spent considerable time and effort on the project, and we intend to continue to devote additional internal resources and personnel to work on the project. However, we believe that any deferral of information technology projects due to the year 2000 effort will not have a material adverse effect on our operations or financial condition.

     Due to the uncertainty inherent in year 2000 issues, particularly with regard to Japanese customers' year 2000 readiness and the various governmental functions, public utilities, financial infrastructures and similar outside facilities on which we depend in both the United States and Japan, we are unable to determine at this time whether the consequences of external year 2000 failures will have a material impact on our financial condition or results of operations. Although a year 2000 failure with respect to any single internal or external system may not have a material adverse effect on AFLAC, the failure of multiple systems may cause a material disruption to our business which may have a material adverse effect on our operations or financial condition.

     All statements made herein regarding our year 2000 efforts are "Year 2000 Readiness Disclosures" made pursuant to the Year 2000 Information and Readiness Disclosure Act, and to the extent applicable, are entitled to the protections of such act.

     Other. In April 1999, Standard & Poor's announced that AFLAC Incorporated will be added to the Standard & Poor's 500 index.

     On May 3, 1999, the board of directors approved an increase in the quarterly cash dividend from $.065 to $.075 per share. The increase is effective with the second quarter dividend, which is payable on June 1, 1999, to shareholders of record at the close of business on May 20, 1999.

     YEAR ENDED DECEMBER 31, 1998.

Balance Sheet

     During the last two years, our financial condition has remained strong in the functional currencies of our operations. The investment portfolios of AFLAC Japan and AFLAC U.S. have continued to grow and consist of investment-grade securities.

     The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 1998, was 115.70 yen to one U.S. dollar, 12.4% stronger than the December 31, 1997 exchange rate of 130.10. The stronger yen rate increased reported investments and cash by $2.4 billion, total assets by $2.8 billion and total liabilities by $2.7 billion compared with the amounts that would have been reported for 1998 if the exchange rate had remained unchanged from year-end 1997. For additional information on exchange rates, see
Note 2 of the notes to the consolidated financial statements at December 31, 1998.

     Market Risks of Financial Instruments. Our financial instruments are exposed primarily to three types of market risks: interest rate, equity price and foreign currency exchange rate.

     Interest Rate Risk. Our primary interest rate exposure is a result of the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which provides a measure of price percentage volatility, to estimate the amount of sensitivity to interest rate changes in our debt securities. For example, if the current duration of a debt security is five, then the market value of that security will increase by approximately 5% if market interest rates decrease by 100 basis points. Likewise, the value of the debt security will decrease by approximately 5% if market interest rates increase by 100 basis points.

     The estimated effect of potential increases in interest rates on the fair values of our debt security investments and notes payable follows:

              SENSITIVITY OF FAIR VALUES OF FINANCIAL INSTRUMENTS
                            TO INTEREST RATE CHANGES

                                                             AT DECEMBER 31,
                                                  -------------------------------------
                                                        1998                1997
                                                  -----------------   -----------------
                                                             +100                +100
                                                  MARKET     BASIS    MARKET     BASIS
                                                   VALUE    POINTS     VALUE    POINTS
                                                  -------   -------   -------   -------
                                                              (IN MILLIONS)
Debt securities:
     Fixed-maturity securities:
          Yen-denominated.......................  $16,748   $15,317   $14,906   $13,634
          Dollar-denominated....................    4,603     4,272     4,101     3,807
     Perpetual debentures:
          Yen-denominated.......................    4,250     3,816     3,286     2,943
          Dollar-denominated....................      204       192       145       136
                                                  -------   -------   -------   -------
               Total............................  $25,805   $23,597   $22,438   $20,520
                                                  =======   =======   =======   =======
Notes payable*..................................  $   578   $   587   $   505   $   520
                                                  =======   =======   =======   =======

---------------
* Excludes capitalized leases.

     Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

     The unrealized gains and losses on debt securities, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of the shareholders if such gains were actually realized. For further information, see
Note 3 of the notes to the consolidated financial statements at December 31, 1998.

     The following is a comparison of the actuarially assumed interest rates for policy reserves and investment yields (after investment expenses).

                COMPARISON OF INTEREST RATES FOR POLICY RESERVES
                             AND INVESTMENT YIELDS
                          (NET OF INVESTMENT EXPENSES)

                                                           YEARS ENDED DECEMBER 31,
                                              --------------------------------------------------
                                                   1998              1997              1996
                                              --------------    --------------    --------------
                                              U.S.    JAPAN*    U.S.    JAPAN*    U.S.    JAPAN*
                                              ----    ------    ----    ------    ----    ------
Policies issued during year:
     Required interest on policy reserves...  6.81%    3.50%    6.80%    3.50%    6.81%    4.28%
     New money yield on investments.........  7.62     3.76     7.53     4.29     7.31     3.83
Policies in force at end of year:
     Required interest on policy reserves...  6.41     5.38     6.40     5.46     6.38     5.53
     Investment yield.......................  7.44     5.17     7.61     5.34     7.31     5.58

---------------
* Represents yen-denominated investments for Japan.

     We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related invested assets due to the unavailability of acceptable yen-denominated long-duration securities. At December 31, 1998, the average duration of policy liabilities was approximately 13 years, unchanged from 1997. The average duration of the yen-denominated debt securities was approximately nine years in 1998 and 1997. When our debt securities mature, there is a risk that the proceeds will be reinvested at a yield below that of the interest required for the accretion of policy liabilities. Over the next five years, $3.0 billion at amortized cost, or 14.8%, of AFLAC Japan's yen-denominated debt securities are scheduled to mature.

     We have outstanding interest rate swaps on 49.6 billion yen ($428 million) of our variable-interest-rate yen-denominated bank borrowings. These swaps reduce the impact of fluctuations in interest rates on our borrowing costs and effectively change our interest rates from variable to fixed. Therefore, movements in market interest rates should have no material effect on earnings.

     At December 31, 1998, we also had yen-denominated bank borrowings in the amount of 17.3 billion yen ($150 million) with a variable interest rate of .87%. The effect on net earnings in 1998 due to changes in market interest rates was immaterial. For further information on our notes payable, see Note 7 of the notes to the consolidated financial statements at December 31, 1998.

     Equity Price Risk. Equity securities at December 31, 1998, totaled $177 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio is
1.02. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 10.2%, or $18 million.

     Currency Risk. Most of AFLAC Japan's investments and cash are denominated in yen. When the yen-denominated financial instruments mature or are sold, the proceeds are generally reinvested in yen-denominated securities and are held to fund yen-denominated policy obligations rather than converted into dollars. Therefore, there is no significant foreign currency transaction risk.

     In addition to the yen-denominated financial instruments held by AFLAC Japan, AFLAC Incorporated has yen-denominated borrowings that have been designated as a hedge of our investment in AFLAC Japan. The unrealized foreign currency translation gains and losses related to these borrowings are reported in accumulated other comprehensive income.

     We attempt to match our yen-denominated assets to our yen-denominated liabilities on a consolidated basis in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations.

     The following table compares the dollar values of our yen-denominated assets and liabilities at various exchange rates.

             DOLLAR VALUE OF YEN-DENOMINATED ASSETS AND LIABILITIES
                           AT SELECTED EXCHANGE RATES

                                                          AT DECEMBER 31,
                                  ---------------------------------------------------------------
                                               1998                             1997
                                  ------------------------------   ------------------------------
                                   100.70    115.70*     130.70     115.10    130.10*     145.10
                                    YEN        YEN        YEN        YEN        YEN        YEN
                                  --------   --------   --------   --------   --------   --------
                                                           (IN MILLIONS)
Yen-denominated financial
  instruments:
  Assets:
     Securities available for
       sale:
       Fixed maturities.........  $ 15,001   $ 13,057   $ 11,558   $ 16,849   $ 14,906   $ 13,365
       Perpetual debentures.....     1,286      1,119        991      3,712      3,286      2,945
       Equity securities........        26         23         20          9          7          7
     Securities held to
       maturity:
       Fixed maturities.........     4,534      3,947      3,494         --         --         --
       Perpetual debentures.....     4,014      3,494      3,093         --         --         --
     Cash and cash
       equivalents..............       351        306        270        185        164        147
     Securities held as
       collateral**.............        --         --         --      3,430      3,034      2,721
     Other financial
       instruments..............        12          8          8         10          8          8
                                  --------   --------   --------   --------   --------   --------
          Total.................    25,224     21,954     19,434     24,195     21,405     19,193
                                  --------   --------   --------   --------   --------   --------
  Liabilities:
     Payables for return of
       collateral**.............        --         --         --      3,430      3,034      2,721
     Notes payable..............       664        578        511        563        498        447
                                  --------   --------   --------   --------   --------   --------
          Total.................       664        578        511      3,993      3,532      3,168
                                  --------   --------   --------   --------   --------   --------
Net yen-denominated financial
  instruments...................    24,560     21,376     18,923     20,202     17,873     16,025
Other yen-denominated assets....     3,600      3,133      2,774      2,964      2,622      2,351
Other yen-denominated
  liabilities...................   (27,767)   (24,167)   (21,395)   (22,614)   (20,007)   (17,938)
                                  --------   --------   --------   --------   --------   --------
          Total yen-denominated
            net assets subject
            to foreign currency
            fluctuation.........  $    393   $    342   $    302   $    552   $    488   $    438
                                  ========   ========   ========   ========   ========   ========

---------------
 * Actual year-end rate.

** Off-balance sheet financial instruments in 1998.

     For information regarding the effect of foreign currency translation on operating earnings per share, see "-- Results of Operations" and Note 2 of the notes to the consolidated financial statements at December 31, 1998.

     Investments and Cash. The continued growth in investments and cash reflects substantial cash flows from operations. Net unrealized gains of $1.3 billion on investment securities at December 31, 1998, consisted of $2.4 billion in gross unrealized gains and $1.1 billion in gross unrealized losses.

     AFLAC invests primarily within the Japanese, U.S. and Euroyen fixed-maturity markets. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. Applying those various credit ratings to a standardized rating system based on the categories of a nationally recognized rating service, the percentages of our debt securities, at amortized cost, were as follows:

                                                      AT DECEMBER 31,
                                                     -----------------
                                                     1998        1997
                                                     -----       -----
AAA................................................   38.1%       44.9%
AA.................................................   17.6        18.1
A..................................................   31.2        29.7
BBB................................................   13.1         7.3
                                                     -----       -----
                                                     100.0%      100.0%
                                                     =====       =====

     As of December 31, 1998, we held no debt securities rated below "BBB." However, in January 1999, the credit ratings of several major Japanese financial institutions were downgraded. We owned debt securities issued by a Japanese bank in the amount of $454 million, or 1.8% of total debt securities at December 31, 1998. Following the downgrade, these securities were rated "Ba1" by Moody's Investors Services, Inc. and "BB+" by Standard & Poor's Ratings Services.

     Private placement investments accounted for 43.9% and 36.3% of our total debt securities as of December 31, 1998 and 1997, respectively. AFLAC Japan has made investments in the private placement market to secure higher yields than those available from Japanese government bonds. At the same time, we have adhered to historically conservative standards for credit quality. We require that all private placement issuers have an initial rating of Class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). Most of AFLAC's private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit rankings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998 on these securities is being amortized over the remaining term of the securities. Securities that are available for sale are reported in the balance sheet at fair value and securities that are held to maturity are reported at amortized cost.

     The following table shows an analysis of investment securities (at cost or amortized cost):

                                                       AFLAC JAPAN        AFLAC U.S.
                                                    -----------------   ---------------
                                                     AT DECEMBER 31,    AT DECEMBER 31,
                                                    -----------------   ---------------
                                                     1998      1997      1998     1997
                                                    -------   -------   ------   ------
                                                               (IN MILLIONS)
Available for sale:
     Fixed-maturity securities....................  $12,886   $13,527   $2,772   $2,546
     Perpetual debentures.........................    1,344     3,011      111       37
     Equity securities............................       22         7       79       73
                                                    -------   -------   ------   ------
          Total available for sale................   14,252    16,545    2,962    2,656
                                                    -------   -------   ------   ------
Held to maturity:
     Fixed-maturity securities....................    3,947        --       --       --
     Perpetual debentures.........................    3,494        --       --       --
                                                    -------   -------   ------   ------
          Total held to maturity..................    7,441        --       --       --
                                                    -------   -------   ------   ------
               Total..............................  $21,693   $16,545   $2,962   $2,656
                                                    =======   =======   ======   ======

     Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 1998 and 1997. Cash, cash equivalents and short-term investments totaled $384 million, or 1.4% of total investments and cash, as of December 31, 1998, compared with $279 million, or 1.2% of total investments and cash, at December 31, 1997.

     For additional information concerning investments and fair values, see Notes 3 and 4 of the notes to the consolidated financial statements at December 31, 1998.

     Policy Liabilities. Policy liabilities increased $4.1 billion, or 20.9%, during 1998. AFLAC Japan policy liabilities increased $4.0 billion, or 22.2%, and AFLAC U.S. policy liabilities increased $205 million, or 10.9%. Changes in policy liabilities were primarily due to the addition of new business, the aging of policies in force, the stronger yen and the effect of the market value adjustment for securities available for sale (see Note 3 of the notes to the consolidated financial statements at December 31, 1998). The stronger yen at year-end 1998 compared with 1997 increased reported policy liabilities by $2.4 billion. The weaker yen at year-end 1997 compared with 1996 decreased reported policy liabilities by $2.2 billion in 1997.

     Debt. AFLAC Incorporated has an unsecured reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. At December 31, 1998, 38.1 billion yen ($329 million) were outstanding under this agreement.

     AFLAC Incorporated also has an unsecured revolving credit agreement that provides for bank borrowings through November 2002 in either U.S. dollars or Japanese yen. At December 31, 1998, 28.8 billion yen ($249 million) were outstanding.

     The proceeds from these loans were used to fund our share repurchase program. When any portion of these loans is denominated in yen, the principal amounts of the loans in dollars will fluctuate due to changes in the yen/dollar exchange rate.

     We have entered into interest rate swaps that effectively change the interest rates on a portion of these loans from variable to fixed. The variable rate on the 34.1 billion yen ($294 million) loan is .95%, and the fixed rate is 2.29% after the effect of the swaps (including loan costs of 25 basis points). The variable rate on the 15.5 billion yen ($134 million) loan is .90%, and the fixed rate is 1.24% after the effect of the swaps (including loan costs of 20 basis points). We make interest payments to the bank based on variable interest rates, and we either pay to or receive from the swap counterparty an amount necessary to equal the fixed rate. The variable interest rate at December 31, 1998, was based on the three-month Tokyo Interbank Offered Rate of .75%, plus loan costs.

     We have designated these yen-denominated borrowings as a hedge of our net investment in AFLAC Japan. Foreign currency translation gains/losses on the borrowings are included in accumulated other comprehensive income. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates.

     Our ratio of debt to total capitalization (debt plus shareholders' equity, excluding the net unrealized gains on investment securities) was 19.6% as of December 31, 1998 and 1997. For further information concerning notes payable, see Note 7 of the notes to the consolidated financial statements at December 31, 1998.

     Security Lending. AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. This program increased AFLAC Japan's investment income by approximately $1 million in both 1998 and 1997. For further information regarding such arrangements, see Note 4 of the notes to the consolidated financial statements at December 31, 1998.

     Policyholder Guaranty Funds. Under insurance guaranty fund laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the United States currently involved in insolvency proceedings will not materially impact the consolidated financial statements.

     The Life Insurance Association of Japan, an industry organization, implemented a policyholder protection fund in 1996 to provide capital support to insolvent life insurers. AFLAC Japan pledged investment securities to the Life Insurance Association of Japan under this program. During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry will contribute $6.0 billion over a 10-year period for these two funds. We have recorded a liability for our share of these obligations. See Note 2 of the notes to the consolidated financial statements at December 31, 1998.

     Shareholders' Equity. Our insurance operations continue to provide the primary sources of liquidity. Capital needs can also be supplemented by borrowed funds. The principal sources of cash from insurance operations are premiums and investment income. Primary uses of cash in the insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable. Our investment objectives provide for liquidity through the ownership of high-quality investment securities. AFLAC insurance policies are generally not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of our policies provide indemnity benefits rather than reimbursement for actual medical costs and thus are not subject to the risks of medical-cost inflation.

     The achievement of continued long-term growth will require growth in AFLAC's statutory capital and surplus. We may secure additional statutory capital through various sources, such as internally-generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. The disposition of the television business increased our capital resources. We believe outside sources for additional debt and equity capital, if needed, will continue to be available for capital expenditures, business expansion and the funding of our share repurchase program.

     AFLAC Incorporated's capital resources are largely dependent upon the ability of AFLAC to pay management fees and dividends. The Georgia Insurance Department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Georgia Insurance Statutes require prior approval for dividend distributions that exceed the greater of the statutory net gain from operations for the previous year or 10% of statutory capital and surplus as of the previous year-end. In addition, the Georgia Insurance Department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is computed according to rules prescribed by the NAIC, as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to emphasize policyholder protection and company solvency.

     Currently, prescribed or permitted statutory accounting principles ("SAP") used by insurers for financial reporting to state insurance regulators may vary between states and between companies. The NAIC has recodified SAP to promote standardization throughout the industry. These new accounting principles are presently planned by the NAIC to be effective for 2001. The most significant change to AFLAC is the requirement that insurance companies establish a deferred income tax liability for statutory accounting purposes. We estimate AFLAC's deferred tax liability would be approximately $165 million at December 31, 1998, under the provisions of the recodified SAP. AFLAC's capital and surplus, as determined on the present U.S. statutory accounting basis, was $1.6 billion at December 31, 1998.

     The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Also, there are various ongoing regulatory initiatives by the NAIC relating to investments, reinsurance, limited-benefit insurance policies, revisions to the risk-based capital formula and other related matters.

     In addition to restrictions by U.S. insurance regulators, the Japanese FSA may impose restrictions on transfers of funds from AFLAC Japan. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. Total funds received from AFLAC Japan were $192 million in 1998, $386 million in 1997 and $254 million in 1996. The FSA may not allow transfers of funds if the payment would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin remains high and reflects a strong capital and surplus position. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 10 of the notes to the consolidated financial statements at December 31, 1998.

     Rating Agencies. AFLAC is rated "AA" by Standard & Poor's Ratings Services and "Aa3" by Moody's Investors Service, Inc. for financial strength. Duff & Phelps Credit Rating Co. rates AFLAC "AA" in claims-paying ability. A.M. Best, an independent rating service that analyzes the financial condition and operating performance of insurance companies, gives AFLAC an "A+" or superior rating.

     Other. For information regarding pending litigation, see Note 12 of the notes to the consolidated financial statements at December 31, 1998.

Cash Flow

     Operating cash flows for AFLAC Japan are translated using average monthly exchange rates for the year. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

     For additional information, see the Consolidated Statements of Cash Flows on page F-16.

     Operating Activities. In 1998, consolidated cash flow from operations decreased 4.2% to $2.5 billion, compared with $2.6 billion in 1997 and $2.7 billion in 1996. Net cash flow from operations for AFLAC Japan decreased 5.8% (increased .3% in yen) to $2.2 billion in 1998, compared with $2.3 billion in 1997 and $2.5 billion in 1996. AFLAC Japan represented 89% of the consolidated net cash flow from operations in 1998 and 91% in both 1997 and 1996. The decrease in cash flow from operations in 1998 and 1997 was due to the weaker yen.

     Investing Activities. Consolidated cash flow used by investing activities decreased 7.8% to $2.2 billion in 1998, compared with $2.4 billion in 1997 and $2.5 billion in 1996. The sale of the television business generated cash flow of $351 million in 1997 and $99 million in 1996. AFLAC Japan accounted for 86% of the consolidated net cash used by investing activities in 1998, compared with 81% in 1997 and 93% in 1996.

     Operating cash flow is primarily used to purchase debt securities. When market opportunities arise, we dispose of selected debt securities available for sale to improve future investment yields or lengthen maturities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 4% and 9% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 1998.

     Financing Activities. In 1998, net cash used by financing activities was $141 million, compared with $121 million in 1997 and $157 million in 1996. Treasury stock purchases of $125 million in 1998 and $314 million in 1997 were funded by proceeds from new borrowings. In 1996, treasury stock purchases of $204 million were funded by proceeds from new borrowings of $136 million and available cash. Debt repayments of $108 million in 1998, $55 million in 1997 and $36 million in 1996 on yen-denominated loans were made from annual profit repatriations from Japan. In addition to issuing treasury shares for AFLAC Japan stock options, we have sold treasury shares to our dividend reinvestment plan and to the AFLAC Associate Stock Bonus Plan. These dispositions generated proceeds in the amounts of $44 million, $40 million and $35 million for the years 1998, 1997 and 1996, respectively. Cash dividends paid to shareholders amounted to $67 million in 1998, an increase of 10.7% over 1997. Cash dividends paid to shareholders in 1997 were $61 million, an increase of 11.7% over the 1996 cash dividends of $54 million. The 1998 cash dividend of $.253 per share increased 12.9% over 1997. The 1997 cash dividend of $.224 per share represented an increase of 15.5% over the 1996 cash dividend of $.194 per share.

                                    BUSINESS

THE COMPANY

     AFLAC U.S. is a leading provider of supplemental insurance at the worksite and a top seller of accident insurance in the United States. AFLAC Japan is the largest foreign insurer in Japan in terms of premium and profits and the second largest life insurer in terms of policies in force.

     We were incorporated in 1973 under the laws of the State of Georgia. We are a general business holding company and act as a management company overseeing the operations of our subsidiaries by providing management services and making capital available. Our supplemental health insurance business is marketed and administered primarily through AFLAC. Most of our policies are individually underwritten and marketed at the worksite, with premiums paid by the employee.

     Our products are designed for people who already have major medical or other primary insurance coverage and are intended to cover medical and nonmedical costs that are not reimbursed by other forms of health insurance coverage. We pay benefits regardless of reimbursements from other insurers. In recent years, we have diversified our product offerings to include other types of supplemental health products in both the United States and Japan. We guarantee that our supplemental health insurance plans will be renewable for the lifetime of the policyholder. We cannot cancel guaranteed-renewable coverage. However, we can increase premium rates on existing and future policies in the United States by class of policy if we experience claims higher than originally expected (subject to federal and state loss-ratio guidelines) on a uniform, nondiscriminatory basis. All premium rate increases are subject to state regulatory approval.

PRODUCTS

     Our insurance products can be classified into three general groups -- cancer insurance, accident and disability insurance and other supplemental health insurance.

     Cancer Insurance. We currently offer a series of three different cancer plans in the United States that vary by benefit amount. All three plans provide a first occurrence benefit that pays an initial amount when internal cancer is first diagnosed, a fixed amount for each day an insured is hospitalized for cancer treatment, and benefits for medical, radiation, chemotherapy and surgery and a "wellness" benefit applicable toward certain diagnostic tests such as mammograms, pap smears, prostate exams and flexible sigmoidoscopy. These plans also contain benefits that reimburse the insured for nursing services, home health care, extended care facilities, hospice, second surgical opinion, experimental treatment, evaluation/consultation from the National Cancer Institute, bone marrow and stem cell transplant, family lodging, ambulance, transportation, anesthesia, prosthesis, blood and plasma expenses related to cancer treatments. We also issue several riders, including one that increases the amount of the first occurrence benefit on each anniversary date until the covered person reaches age 65 or until internal cancer is diagnosed. AFLAC periodically introduces new forms of coverage, revising benefits and related premiums based upon the anticipated needs of our policyholders and our claim experience.

     AFLAC Japan offers cancer life insurance plans with a fixed daily indemnity benefit for hospitalization and outpatient services related to cancer and a lump-sum benefit upon initial diagnosis of internal cancer. The plans differ from the AFLAC U.S. cancer plans because Japanese policies also provide death benefits and cash surrender values. We estimate that approximately 32% of premiums earned from all cancer life plans are associated with these benefits. In January 1997, AFLAC Japan introduced a new economy cancer life policy with lower premium rates and benefit levels. This plan was developed to mitigate the effect of premium rate increases due to low investment yields available in Japan. Moreover, in December 1997, AFLAC Japan received approval from Japanese regulators to sell three new riders to our popular cancer life policy. The riders add cancer surgical benefits, supplemental accident coverage and supplemental medical benefits for general hospitalization. AFLAC Japan has combined the accident and supplemental medical benefits riders into a new product offering -- Rider MAX. Rider MAX has become one of our most successful new products in a short period of time and accounted for 33% of 1998 new premium sales.

     Accident and Disability Insurance. We also offer in the United States an accident and disability policy to protect against losses resulting from accidents. The accident portion of the policy includes lump-sum benefits for accidental death, dismemberment and specific injuries. We also provide fixed benefits for hospital confinement, emergency treatment, follow-up treatments, ambulance, transportation, family lodging, wellness, prosthesis, medical appliances and physical therapy. Optional disability riders are available to the primary insured and include choices of a sickness disability rider, on-the-job disability rider and off-the-job disability rider. We pay these benefits up to a maximum benefit period of one year and for one disability at a time.

     Other Supplemental Health Insurance. We also issue other supplemental health insurance in the United States, such as intensive care, which is a low-premium policy that provides protection against the high cost of intensive care facilities during hospital confinement, regardless of reimbursements from other insurers. In addition, we issue qualified and non-qualified long-term care plans, short-term disability and a hospital confinement indemnity policy. AFLAC Japan also sells care plans, supplemental general medical expense plans and a living benefit life plan. Care insurance provides periodic benefits to those who become bedridden, demented or seriously disabled due to illness or accident. AFLAC Japan's medical expense plans are similar to hospital indemnity insurance products in the United States and provide cash benefits to policyholders when they are hospitalized. Our policy offers a maximum hospitalization benefit of 1,000 days which, as of the date of the issuance of the old notes was the longest period offered in the industry. AFLAC's living benefit life plan provides lump-sum benefits when policyholders experience a heart attack, cancer or a stroke. We are offering this product in two forms -- as a stand-alone policy or as a rider to the cancer life plan. The rider adds heart attack and stroke benefits to the cancer life policy.

MARKETING AND DISTRIBUTION

     Our United States sales force is comprised of independent sales agents who are licensed to sell accident and health insurance. Many are also licensed to sell life insurance. Most agents' efforts are directed toward selling supplemental health insurance at the worksite. Agents' activities are principally limited to sales. We pay commissions on first-year and renewal premiums from the agents' sales of health and life insurance products. The state, regional and district sales coordinators, who are also independent contractors, are compensated by override commissions.

     The corresponding primary sales force in Japan are affiliated "corporate agencies" formed when companies establish subsidiary businesses to sell our products to their employees, suppliers and customers. These agencies help us reach the employees of almost all of Japan's large corporations. We have no significant ownership interest in these corporate agencies. Our products also are sold through independent corporate agencies and individual agencies that are not affiliated with large companies. Agents' activities are principally limited to insurance sales, with policyholder service functions handled by the main office in Tokyo and 60 offices located throughout Japan.

     In the United States and Japan, we focus our marketing efforts at the worksite. Consequently, we offer policies through common media such as employment, trade and other associations. This marketing strategy is distinct from "group" insurance sales in that each insured is contacted directly by the sales associate. Policies are individually underwritten and premiums are generally paid by the employee. Additionally, AFLAC's supplemental policies are portable because individuals may retain their full insurance coverage upon separation from employment or such affiliation, generally at the same premium. Marketing at the worksite not only enables our agents to reach a greater number of prospective policyholders than through individual solicitation, but also lowers distribution costs. In 1997, the Japanese government increased copayments for the employer-sponsored health care program from 10% to 20% for the primary insured, thereby increasing the portion of the costs the insured must pay. Given the increase in copayments, we believe AFLAC's products and riders that provide supplemental medical benefits will be especially appealing to consumers.

OTHER

     We are authorized to conduct insurance business in all 50 states, the District of Columbia and several United States territories and foreign countries. Our only significant foreign operation is AFLAC Japan, which accounted for 80%, 79% and 82% of our total revenues for 1998, 1997 and 1996, respectively, and 86% and 87% of total assets at December 31, 1998 and 1997, respectively. Insurance premiums and investment income from insurance operations constitute our major source of revenues. Our consolidated premium income was $5.9 billion for each of the years in the three-year period ended December 31, 1998.

     We invest in the international financial markets with emphasis on United States dollar- and Japanese yen-denominated securities. We maintain a strong portfolio by investing in investment grade securities that provide a predictable source of investment income. Debt securities represented 96.7% of AFLAC U.S.'s total investments and cash (at amortized cost) at the end of 1998. AFLAC Japan invested 91% of its funds available for investment in 1998 in yen-denominated debt securities at an average yield of 3.84%.

     We require that all private placement issuers have an initial rating of class 1 or 2 as determined by the Securities Valuation Office of the National Association of Insurance Commissioners. Most of our private placement issues are issued under medium-term note programs and have standard covenants commensurate with credit rankings, except when internal credit analysis indicates that additional protective and/or event risk covenants are required.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summary highlights selected information from our outstanding credit agreements and is qualified in its entirety by reference to such agreements, each of which is available from us upon request. Capitalized terms used in this section but not defined have the meanings specified in the respective agreements.

REDUCING REVOLVING CREDIT AGREEMENT

     We entered into a Reducing Revolving Credit Agreement, dated as of January 31, 1996, among us, The Dai-Ichi Kangyo Bank, Limited, as Agent, and other commercial lending institutions (the "Reducing Revolving Credit Agreement"), which provides us with an unsecured reducing revolving credit facility (the "Reducing Revolving Credit Facility"). Under this agreement and subject to certain conditions:

     (1) We may borrow up to $500 million in either United States dollars or Japanese yen with this amount reducing over time (the "Reducing Commitment"). The current Reducing Commitment is $325 million.

     (2) The Reducing Commitment will be reduced each year on July 15th as follows:

        - 1999, reduced to $250 million;

        - 2000, reduced to $125 million; and

        - 2001, reduced to $0 when the Reducing Revolving Credit Agreement terminates in 2001, unless extended.

     (3) We must pay any principal amounts outstanding in excess of the Reducing Commitment on each reduction date.

     (4) All amounts drawn under the Reducing Revolving Credit Facility will bear interest at our option at either the:

        - Base Rate, which equals the greater of (A) the Prime Rate or (B) the Federal Funds Rate plus two percent;

        - Euroyen Rate, which equals the Tokyo Inter-Bank Offered ("TIBO") Rate plus .25%; or

        - Eurodollar Rate, which equals the London Inter-Bank Offered ("LIBO") Rate plus .25%.

     Moreover, if at four days prior to the last day of the Interest Period of every maturing Advance or on the date of a request for any new Advance the sum of the Dollar Loan plus the Dollar Equivalent of the Yen Loan exceeds the Reducing Commitment, we are required to repay a portion of the Loan in an amount sufficient to cause the sum of the Dollar Loan plus the Dollar Equivalent of the Yen Loan to equal the Reducing Commitment.

REVOLVING CREDIT AGREEMENT

     We also entered into a Revolving Credit Agreement, dated as of October 31, 1997, among us, The Dai-Ichi Kangyo Bank, Limited, as Agent, The Bank of Tokyo-Mitsubishi, Ltd., as Co-Agent, and other commercial lending institutions (the "Revolving Credit Agreement"), which provides us with an unsecured revolving credit facility (the "Revolving Credit Facility"). Under this agreement and subject to certain conditions:

     (1) We may borrow up to $250 million in either U.S. dollars or Japanese yen (the "$250 Million Commitment").

     (2) The Revolving Credit Facility terminates on the earlier of November 3, 2002, or at such time as the $250 Million Commitment is terminated or reduced to $0 pursuant to its terms.

     (3) We are obligated to pay a facility fee of .065% on the $250 Million Commitment.

     (4) All amounts drawn under the Revolving Credit Facility will bear interest at our option at either the:

        - Base Rate, which equals the greater of (A) the Prime Rate or (B) the Federal Funds Rate plus two percent;

        - Euroyen Rate, which equals the TIBO Rate plus .135%; or

        - Eurodollar Rate, which equals the LIBO Rate plus .135%.

     Moreover, if at four days prior to the last day of the Interest Period of every maturing Advance or on the date of a request for any new Advance the sum of the Dollar Loan plus the Dollar Equivalent of the Yen Loan exceeds the $250 Million Commitment, we are required to repay a portion of the Loan in an amount sufficient to cause the sum of the Dollar Loan plus the Dollar Equivalent of the Yen Loan to equal the $250 Million Commitment.

COVENANTS AND FINANCIAL REQUIREMENTS FOR THE CREDIT AGREEMENTS

     Both the Reducing Revolving Credit Agreement and the Revolving Credit Agreement (together, the "Credit Agreements") contain negative covenants limiting, among other things, our ability to:

     (1) incur debt;

     (2) create liens;

     (3) sell substantially all of our assets;

     (4) engage in mergers and acquisitions; and

     (5) assume or make guarantees.

The Credit Agreements also contain affirmative covenants requiring us to:

     (1) comply with laws;

     (2) maintain our corporate existence;

     (3) pay taxes;

     (4) perform other material obligations; and

     (5) deliver financial and other information to the respective banks.

     The Credit Agreements require us to comply with certain financial tests and to maintain certain financial ratios on a consolidated basis including:

     (1) maintaining a consolidated net worth of not less than $1 billion, excluding the effect of Statement of Financial Accounting Standards Board Statement No. 115; and

     (2) on the last day of each calendar quarter, maintaining a ratio of not less than 2.00 to 1.00 of:

        - our consolidated earnings before interest and taxes, plus the current portion of our consolidated long-term debt repaid, excluding voluntary prepayments, for the immediately preceding four calendar quarters to

        - our consolidated interest expense, plus the current portion of our consolidated long-term debt repaid, excluding voluntary prepayments, for the immediately preceding four calendar quarters.

     Certain Definitions used above are:

        - "consolidated earnings before interest and taxes" which includes any consolidated earnings before interest and taxes during such fiscal period of any person (an "acquired person") that became a subsidiary of ours during such period or was merged into or consolidated with us or any subsidiary or where such person's assets were acquired during such period;

        - "consolidated interest expense" which includes any consolidated interest expense during such fiscal period for such acquired person; and

        - "long-term debt repaid" which includes repayments of long-term debt by such acquired person during such period, excluding voluntary prepayments which includes prepayments required by the acquisition of such acquired person by us or any subsidiary.

EVENTS OF DEFAULT UNDER THE CREDIT AGREEMENTS

     Our Credit Agreements contain customary default provisions, which include, but are not limited to:

        (1) failure to satisfy any of the financial covenants discussed above;

        (2) cross-default to other indebtedness;

        (3) material undischarged judgments; and

        (4) bankruptcy.

     Upon default or upon a "change of control," we are required to prepay immediately all advances and all accrued interest. A "change of control" occurs when:

        (1) a person or group acquires beneficial ownership representing 51% or more of our combined voting power for all securities entitled to vote; and

        (2) within 12 months thereafter, a majority of our Board of Directors were not either:

           (A) directors as of the date of such acquisition,

           (B) selected to become directors by the Board of which a majority consisted of individuals described in (A), or

           (C) selected to become directors by the Board of which a majority consisted of individuals described in (A) or (B).

OUTSTANDING BALANCES

     At March 31, 1999, 37.9 billion yen ($314 million) was outstanding under the Reducing Revolving Credit Agreement and 29.0 billion yen ($241 million) was outstanding under the Revolving Credit Agreement.

     We also have outstanding interest rate swaps on a portion of our variable-interest-rate yen-denominated borrowings (49.6 billion yen or $411 million at March 31, 1999). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts. Under these agreements, we make fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receive floating-rate payments (.19% at March 31, 1999 plus loan costs of 25 or 20 basis points, respectively) based on the three-month TIBO Rate.

                        DESCRIPTION OF THE SENIOR NOTES

     We issued the old notes, and will issue the new notes, under an indenture, dated April 21, 1999, between us and The Bank of New York, as trustee. Upon the issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939. We have summarized portions of the indenture below. You should read the entire indenture for provisions that are important to you. We have filed a copy of the indenture as an exhibit to the registration statement, which includes this prospectus. The indenture and not this summary defines your rights as holders of the senior notes. Capitalized terms used in this summary have the meanings specified in the indenture. You can find the definitions for certain terms used in this summary under the subheading
"-- Definitions."

GENERAL

     The old notes were, and the new notes will be, issued under an indenture, dated April 21, 1999, between us and The Bank of New York, as trustee. The terms of the senior notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The senior notes are subject to all such terms, and holders of senior notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

     The old notes are, and the new notes will be, senior unsecured obligations that rank senior in right of payment to all our existing and future subordinated indebtedness and equally in right of payment to all our existing and future senior indebtedness. The old notes are, and the new notes will be, effectively subordinated to all our future secured indebtedness to the extent of the value of the assets securing such indebtedness and, because we are a holding company, effectively subordinated to indebtedness and other liabilities of our subsidiaries. As of March 31, 1999, on a pro forma basis after giving effect to the sale of the old notes and the use of the net proceeds therefrom, we would have had approximately $1.0 billion of senior indebtedness and our subsidiaries would have had approximately $18 million of indebtedness.

     Restrictions in the indenture on our ability to enter into mergers, consolidations or sales of all or substantially all our assets may make it more difficult to encourage or discourage a takeover, whether favored or opposed by our management. The indenture may not afford holders protection in all circumstances from the adverse aspects of a leveraged transaction, reorganization, restructuring, merger or similar transaction.

PRINCIPAL, MATURITY AND INTEREST

     The trustee authenticated and delivered old notes for original issue in an aggregate principal amount of $450 million. The new notes will be treated as a continuation of the old notes, which will mature on April 15, 2009. Interest on the senior notes accrues at the rate of 6 1/2% per annum and is payable semi-annually in arrears in cash on each April 15 and October 15, commencing October 15, 1999, to holders of record on the immediately preceding April 1 and October 1, respectively. Interest is to be computed on the basis of a 360-day year of twelve 30-day months.

     The old notes were, and the new notes will be, issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiples thereof. See "--Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of senior notes, but we may require payment of a sum sufficient to cover transfer tax or other similar governmental charges.

OPTIONAL REDEMPTION

     We have the right to redeem the senior notes, in whole or in part, at any time and from time to time, subject to the receipt of any consent required under the terms of any of our indebtedness which

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may be outstanding from time to time, upon not less than 30 nor more than 60 days notice, at a redemption price equal to the sum of (1) 100% of the principal amount of the senior notes being redeemed, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, and (2) the Make-Whole Amount, if any, with respect to such senior notes.

     The term "Make-Whole Amount" means, in connection with any optional redemption of any senior notes, the excess, if any, of (1) the sum, as determined by a Quotation Agent of the present values of the principal amount of such senior notes, together with scheduled payments of interest from the redemption date to the stated maturity of the senior notes, in each case discounted to the redemption date on a semi-annual basis, which assumes a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate over (2) 100% of the principal amount of the senior notes to be redeemed.

     The term "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue, which is expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date, calculated on the third business day preceding the redemption date, plus in each case 25 basis points.

     The term "Comparable Treasury Issue" means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term from the redemption date to the stated maturity of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

     The term "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     The term "Reference Treasury Dealer" means: (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated and its respective successors and two additional Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the trustee after consultation with us.

     The term "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, which is expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

     The term "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue, which is expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such quotation agent at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of senior notes to be redeemed at its registered address. Unless we

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default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes called for redemption.

     In the case of any partial redemption, selection of senior notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the senior notes are listed or, if not listed, on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem fair and appropriate. However, the senior notes to be redeemed shall be equal to at least $1,000 or any multiple thereof. If any senior note is to be redeemed in part, the notice of redemption relating to the senior note shall state the portion of the principal amount to be redeemed. A new senior note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original senior note.

SINKING FUND

     The senior notes will not have the benefit of a sinking fund.

CERTAIN COVENANTS

     Merger, Consolidation or Sale of Assets. We will not consolidate with or merge with or into any other entity or, directly or indirectly, sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets in one or more related transactions to any entity or group of affiliated entities unless, at the time and after giving effect thereto:

          (1) (A) We shall be the continuing corporation, or (B) the entity, if other than us, formed by such consolidation, or into which we are merged, or the entity that acquires by sale, assignment, transfer, lease, conveyance or other disposition our assets, substantially as an entirety, is a corporation duly organized and validly existing under the laws of the United States or any other jurisdiction that is not materially adverse to the holders of the senior notes and shall, in the case of clause (B), expressly assume, by supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the indenture;

          (2) immediately before and after such transaction, giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (3) immediately after giving effect to such transaction on a pro forma basis, the successor entity's Consolidated Net Worth, after giving pro forma effect to such transaction but not including the effect to any purchase accounting adjustments or the accrual of deferred tax liabilities resulting from the transaction, is at least equal to our Consolidated Net Worth immediately before such transaction;

          (4) if any of our property or assets would thereupon become subject to any Lien, the outstanding senior notes shall be secured equally and ratably with, or prior to, the obligation or liability secured by such Lien, unless we could create such Lien without equally and ratably securing the senior notes; and

          (5) we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture, if one is required, comply with the provisions described herein and that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

     Upon any consolidation or merger or any sale, assignment, transfer, lease or conveyance or other disposition of all or substantially all of our assets in accordance with the provisions described above, the successor entity formed by such consolidation or into which we are merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be

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substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor entity had been named as the issuer therein. When a successor assumes all the obligations of its predecessor under the indenture and the senior notes, the predecessor will be released from those obligations; provided that in the case of a transfer by lease, the predecessor corporation shall not be released from the payment of principal of, premium and Additional Interest, if any, and interest on the senior notes.

     Liens. We will not, and will not permit any of our subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness, other than Permitted Liens, on any property or asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, unless all payments due under the indenture and the senior notes are secured on an equal and ratable basis with, or prior to in the case of Liens with respect to subordinated obligations, the obligations so secured until such time as such obligations are no longer secured by a Lien.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following constitutes an Event of Default, whether or not it shall be voluntary or involuntary or be effected by the operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

          (1) default in the payment of interest on or Additional Interest with respect to any senior note when the same becomes due and payable and the continuance of such default for a period of 30 days; or

          (2) default in the payment of the principal of and any premium on any senior note when the same becomes due and payable at its Maturity upon acceleration, optional redemption or otherwise; or

          (3) default in the performance, or breach, of any covenant or agreement of ours under the indenture, other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with in clauses (1), (2) and (8) of this subsection, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding senior notes, a written notice specifying such default or breach and stating that such notice is a "Notice of Default"; or

          (4) (A) an event of default shall have occurred under any mortgage, bond, indenture, loan agreement or other document evidencing any issue of Indebtedness of us or any of our subsidiaries for money borrowed, or the payment of which is guaranteed by us or any of our subsidiaries, which issue has an aggregate outstanding principal amount of not less than $25 million, and such default shall have resulted in such Indebtedness becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable, or (B) a default in any payment when due at final Stated Maturity of any such Indebtedness outstanding in an aggregate principal amount of not less than $25 million and, in each case, ten business days shall have elapsed after such event during which period such event shall not have been cured or rescinded or such Indebtedness shall not have been satisfied; or

          (5) final judgments or orders are rendered against us or any of our subsidiaries by a court or regulatory agency of competent jurisdiction which require the payment in money, either individually or in an aggregate amount, that is more than $25 million, other than any judgment to the extent a reputable non-affiliated insurance company has accepted liability, and such judgment or order shall not be discharged and either (A) any creditor shall have commenced an enforcement proceeding upon such judgment or order, which enforcement proceeding shall have

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     remained unstayed for a period of ten days, or (B) a period of 60 days during which a stay of enforcement shall not be in effect shall have elapsed following the date on which any period for appeal has expired; or

          (6) a decree or order is entered by a court having jurisdiction (A) for relief in respect of us or any Principal Subsidiary in an involuntary case or other bankruptcy proceeding under the applicable federal or state bankruptcy, insolvency, reorganization or similar law, or (B) adjudging us or any Principal Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of us or any Principal Subsidiary under the applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official, of us or any Principal Subsidiary or of any substantial part of any of our or their properties, or ordering the winding up or liquidation of any of our or their affairs, and any such decree or order remains unstayed and in effect for a period of 60 consecutive days; or

          (7) we or any Principal Subsidiary institute a voluntary case or proceeding under the applicable federal or state law or any other case or proceedings to be adjudicated bankrupt or insolvent, or we or any Principal Subsidiary consent to the entry of a decree or order for relief in respect of us or any Principal Subsidiary in any involuntary case or proceeding under the applicable federal or state law or the initiation of bankruptcy or insolvency proceedings against us or any Principal Subsidiary, or we or any Principal Subsidiary file a petition or answer or consent seeking reorganization or relief under the applicable federal or state law, or consent to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator, or other similar official, of any of us or any Principal Subsidiary or of any substantial part of our or its property, or make an assignment for the benefit of creditors, or admit in writing our or its inability to pay our or its debts generally as they become due or take corporate action in furtherance of any such action; or

          (8) default in the performance or breach of the provisions described under "-- Certain Covenants -- Merger, Consolidation or Sale of Assets."

     If any Event of Default, other than an Event of Default described in clauses (6) or (7) above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding senior notes, by written notice to us, and to the trustee if such notice is given by the holders, may, and the trustee at the request of such holders shall, declare all unpaid principal of, premium and Additional Interest, if any, and accrued interest on, all the senior notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default described in clauses (6) or (7) above, the amounts described above shall by such fact itself become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

     After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of at least a majority in aggregate principal amount of the outstanding senior notes, by written notice to us and the trustee, may annul such declaration if:

          (1) We have paid or deposited with the trustee a sum sufficient to pay
     (A) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (B) all overdue interest on all senior notes, (C) the principal of, premium and Additional Interest, if any, on any senior notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the senior notes, and (D) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the senior notes; and

          (2) all Events of Default, other than the non-payment of principal of the senior notes which have become due solely by such declaration of acceleration, have been waived as provided

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     in the indenture or cured. No such rescission shall affect any subsequent default or impair any right consequent thereon.

     Notwithstanding the preceding paragraph, in the event that a declaration of acceleration in respect of the senior notes because of an Event of Default specified in clause (4) above shall have occurred and be continuing, such declaration of acceleration shall be automatically rescinded and annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the trustee by us and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 60 days after such declaration of acceleration in respect of the senior notes, and no other Event of Default has occurred during such 60-day period which has not been cured or waived during such period.

     The holders of not less than a majority in aggregate principal amount of the outstanding senior notes by notice to the trustee may on the behalf of all holders waive any existing or past Default or Event of Default and its consequences under the indenture, except a Default or Event of Default:

          (1) in the payment of the principal of, premium or Additional Interest, if any, or interest on any senior note when the same becomes due and payable,

          (2) in respect of a covenant or provision in the indenture which cannot be modified or amended without the consent of a holder of each outstanding senior note affected, or

          (3) in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holders of a greater percentage in principal amount of, or all of, the outstanding senior notes.

     The holders of not less than a majority in principal amount of the outstanding senior notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee; provided that:

          (1) such direction shall not be in conflict with any rule of law or with the indenture or expose the trustee to personal liability, and

          (2) subject to the provisions of the Trust Indenture Act, the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

No holder of senior notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or the senior notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

          (1) such holder has previously given written notice to the trustee of a continuing Event of Default;

          (2) the holders of not less than 25% in principal amount of the outstanding senior notes shall have made written request to the trustee to institute proceedings in respect of such Event of Default in the trustee's own name;

          (3) such holder or holders of senior notes have offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

          (4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (5) no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding senior notes;

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it being understood and intended that no one or more holders of senior notes shall have any right in any manner whatever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other holders, or to obtain or to seek to obtain priority or preference over any other holders or to enforce any right under the indenture except in the manner provided in the indenture and for the equal and ratable benefit of all the holders of senior notes.

     We will deliver to the trustee, within 120 days after the end of each fiscal year, an officers' certificate stating that we are in compliance with all covenants and conditions to be complied with by us under the indenture. We will also be obligated to notify the trustee of any default under the indenture within five business days of its occurrence.

DEFEASANCE AND COVENANT DEFEASANCE

     Upon compliance with certain conditions, we may, at our option and at any time, elect to have our obligations discharged with respect to all outstanding senior notes ("defeasance"). Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding senior notes and to have satisfied all other obligations under such senior notes and the indenture, except for:

          (1) the rights of holders of outstanding senior notes to receive payments in respect of the principal of, premium and Additional Interest, if any, and interest on such senior notes when such payments are due, or on the redemption date, as the case may be;

          (2) our obligations with respect to the senior notes concerning transferring senior notes, issuing temporary senior notes, registering senior notes, replacing mutilated, destroyed, lost or stolen senior notes and maintaining an office or agency for payment and money for senior note payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the trustee and our obligations in connection therewith; and

          (4) the defeasance provisions of the indenture.

     In addition, upon compliance with certain conditions, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture with respect to the outstanding senior notes ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the senior notes.

     In order to exercise either defeasance or covenant defeasance:

          (1) we shall irrevocably deposit or cause to be deposited with the trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, for the benefit of the holders of the senior notes, (A) cash in U.S. dollars in an amount, (B) U.S. Government Obligations which through the scheduled payment of principal and interest thereof in accordance with their terms provide, not later than one day before the due date of any payment, cash in U.S. dollars in an amount, or (C), a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof to the trustee, or other qualifying trustee, to pay and discharge the principal of, premium and Additional Interest, if any, and interest on the outstanding senior notes on the Stated Maturity or on the applicable optional redemption date, as the case may be, of such principal or installment of principal of, premium and Additional Interest, if any, and interest on the senior notes, and we shall instruct the trustee in writing to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the senior notes;

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          (2) in the case of defeasance, we shall have delivered to the trustee an opinion of counsel in the United States reasonably satisfactory to the trustee confirming that: (A) we have received from, or there has been published by, the IRS a ruling; or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the outstanding senior notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

          (3) in the case of covenant defeasance, we shall have delivered to the trustee an opinion of counsel in the United States reasonably satisfactory to the trustee confirming that the holders of the outstanding senior notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

          (4) no Default or Event of Default with respect to the senior notes shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

          (5) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (6) we shall have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7) we shall have delivered to the trustee an officers' certificate stating that the deposit of money described in clause (1) above was not made by us with the intent of preferring the holders of senior notes over our other creditors or with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

          (8) we shall have delivered to the trustee an officers' certificate and an opinion of counsel in the United States, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     With the consent of the holders of not less than a majority in principal amount of the outstanding senior notes, including consents obtained in connection with a tender offer or exchange offer for the senior notes, by act of such holders delivered to us and the trustee, we, when authorized by a board resolution, and the trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of waiving or modifying in any manner the rights of the holders under the indenture; provided, however, that no such supplemental indenture, amendment or waiver shall without the consent of the holder of each outstanding senior note affected thereby:

          (1) change the Stated Maturity or the principal of, or any installment of interest on, or change our obligation to pay any Additional Interest with respect to, any senior note or reduce the principal amount thereof or the rate of interest thereon or any provisions relating to the redemption price of the senior notes or the periods during which redemption may be effected, or change the coin or currency in which the principal of any senior note or premium or Additional Interest, if any, or the interest thereon is payable, or impair the right to institute suit for the
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     enforcement of any such payment after the Stated Maturity thereof, or, in the case of redemption, on or after the redemption date; or

          (2) reduce the percentage in principal amount of the outstanding senior notes, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture; or

          (3) modify any of the provisions of the indenture relating to amendments or waivers of payment or covenant defaults, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each senior note affected thereby.

     Notwithstanding the foregoing, without the consent of any holder of senior notes, we, when authorized by a board resolution, and the trustee, at any time and from time to time, may enter into one or more supplemental indentures in form satisfactory to the trustee, for any of the following purposes:

          (1) to cure any ambiguity or to correct any provision in the indenture which may be defective or inconsistent with any other provision therein; or

          (2) to provide for the assumption of our obligations to holders of the senior notes in the case of a merger or consolidation; or

          (3) to secure the senior notes pursuant to the requirements of the provisions described under "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" or "-- Certain Covenants -- Liens," or otherwise; or

          (4) to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise; or

          (5) to evidence and provide the acceptance of the appointment of a successor trustee under the indenture; or

          (6) to make any other change that would provide any additional rights or benefits to the holders of the senior notes or that does not adversely affect the legal rights of any holder under the indenture or the senior notes.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee or stockholder, as such, of AFLAC Incorporated or any of our subsidiaries shall have any liability for any payment of the principal of, premium or Additional Interest, if any, or interest on, any of the senior notes or for any obligation, covenant or agreement made by AFLAC Incorporated in the indenture. Each holder of old notes by accepting any of the old notes waived and released all such liability and each holder of new notes by accepting any of the new notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the senior notes.

GOVERNING LAW

     The indenture and the senior notes shall be governed by and construed in accordance with the laws of the State of New York.

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

CURRENCY INDEMNITY

     U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the senior notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in our winding-up or dissolution or otherwise) by any holder of senior notes in respect of any sum expressed to be due to it from us shall only constitute a discharge to us to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any senior note, we shall indemnify the recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this provision of the indenture, it will be sufficient for the holder to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any senior note.

CONCERNING THE TRUSTEE

     The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if the trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the outstanding senior notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur, which shall not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of senior notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as certain other terms used herein for which no definition is provided.

     The term "Capital Lease Obligation" means, as to any entity, any obligation of such entity and its subsidiaries on a consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

     The term "Capital Stock" of any entity means any and all shares, interests, participation or other equivalent, however designated, of such entity's capital stock and any rights, other than debt securities

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

convertible into or exchangeable for capital stock, warrants or options to purchase the foregoing whether now outstanding or issued after the date hereof.

     The term "Consolidated Net Worth" of any entity means the consolidated stockholders' equity of such entity and its subsidiaries as determined in accordance with GAAP.

     The term "Currency Agreement" means any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance or other similar agreements or arrangements, or combinations thereof, principally designed to protect an entity or any of its subsidiaries against fluctuations in currency values. A Currency Agreement may also include an Interest Swap Obligation.

     The term "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     The term "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

     The term "GAAP" means generally accepted accounting principles in the United States, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, consistently applied except for accounting changes required by the AICPA, FASB or the SEC, as in effect from time to time.

     The term "Guaranteed Debt" of any entity means, without duplication, all Indebtedness of any other entity guaranteed directly or indirectly in any manner by such entity, or in effect guaranteed directly or indirectly by such entity through an agreement:

          (1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness;

          (2) to purchase, sell or lease property, as lessee or lessor, or to purchase or sell services, primarily for the purpose of enabling such other entity to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss;

          (3) to supply funds to, or in any other manner invest in, such other entity, including any agreement to pay for property or services to be acquired by such other entity irrespective of whether such property is received or such services are rendered;

          (4) to maintain working capital or equity capital of such other entity, or otherwise to maintain the net worth, solvency or other financial condition of the debtor; or

          (5) otherwise to assure a creditor of such other entity against loss;

provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or any obligation or liability of such other entity in respect of leasehold interests assigned by such other entity to any other entity.

     The term "Indebtedness" means, with respect to any entity, without duplication:

          (1) all obligations of such entity for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such entity prepared in accordance with GAAP;

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

          (2) all obligations of such entity evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such entity prepared in accordance with GAAP;

          (3) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such entity, even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property, but excluding trade accounts payable arising in the ordinary course of business;

          (4) all Capital Lease Obligations of such entity;

          (5) all obligations referred to in, but not excluded from, clause (1),
     (2), (3) or (4) above of other entities and all dividends of other entities, the payment of which is secured by, or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by, any Lien, upon or in property, including, without limitation, accounts and contract rights, owned by such entity, even though such entity has not assumed or become liable for the payment of such obligations;

          (6) all Guaranteed Debt of such entity;

          (7) all Redeemable Capital Stock issued by such entity valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends;

          (8) all obligations under Currency Agreements or Interest Swap Obligations of such entity;

          (9) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, other than obligations with respect to letters of credit securing insurance obligations entered into in the ordinary course of business of such entity to the extent that such letters of credit are not drawn upon, or if and to the extent drawn upon, such drawing is reimbursed not later than the 30th business day following a demand for reimbursement following payment on the letter of credit; and

          (10) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses
     (1) through (9) above.

Indebtedness shall not include obligations under insurance, reinsurance or retrocession contracts entered into in the ordinary course of business. For purposes hereof the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     The term "Interest Swap Obligations" means the obligations of any entity pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement principally designed to protect such entity or any of its subsidiaries against fluctuations in interest rates.

     The term "Lien" means any mortgage, charge, pledge, security interest, lien or other encumbrance of any kind.

     The term "Maturity" when used with respect to any senior note means the date on which the principal of, premium and Additional Interest, if any, and interest on such senior note becomes due

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

and payable as therein provided, whether at Stated Maturity or redemption date and whether by declaration of acceleration, call for redemption or otherwise.

     The term "Permitted Liens" means:

          (1) Liens securing Indebtedness pursuant to any senior credit agreement or senior credit facility of ours or any of our subsidiaries existing on the date of the indenture as such agreement may be supplemented, extended, renewed, replaced or otherwise modified from time to time, and any refinancing, replacement or substitution thereof;

          (2) Liens in favor of us or any of our subsidiaries;

          (3) Liens on property of an entity existing at the time such entity is merged into or consolidated with us or any of our subsidiaries; provided that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation and such Liens do not extend to any assets of ours or any of our subsidiaries other than the assets of the entity so merged into or consolidated with us or such subsidiaries;

          (4) Liens on property existing at the time of acquisition thereof by us or any of our subsidiaries; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of ours or any of our subsidiaries other than the property so acquired;

          (5) Liens incurred or deposits required to secure the performance of U.S. or foreign statutory obligations (including insurance regulations), tenders, surety or appeal bonds or performance or return of money bonds or similar obligations, or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's or other like Liens, in any case incurred in the ordinary course of business;

          (6) Liens required by any U.S., state or foreign authority pursuant to applicable insurance regulations;

          (7) Liens existing on the date of the indenture;

          (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

          (9) Liens to secure Capital Lease Obligations or operating leases;

          (10) judgment and attachment Liens not giving rise to an Event of Default;

          (11) Liens with respect to obligations under Currency Agreements or Interest Swap Obligations of ours or any of our subsidiaries;

          (12) Liens incurred in the ordinary course of business of us or any of our subsidiaries other than in connection with Indebtedness for borrowed money;

          (13) purchase money Liens to finance property or assets of ours or any of our subsidiaries acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not be secured by any property or assets of ours or any of our subsidiaries other than the property and assets so acquired, and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (14) Liens on assets of our subsidiaries to secure obligations of such subsidiaries to us;

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

          (15) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of ours or any of our subsidiaries on deposit with or in possession of such bank;

          (16) Liens attributable to sale and leaseback transactions that collectively do not exceed 30% of our total assets;

          (17) easements, covenants, zoning restrictions, rights-of-way or other similar changes or encumbrances not interfering in any material respect with the ordinary conduct of our business or the business of any of our subsidiaries;

          (18) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit;

          (19) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of ours or any of our subsidiaries, including rights of offset and set-off;

          (20) leases or subleases granted to others that do not materially interfere with the ordinary course of business of us and our subsidiaries; and

          (21) any Lien extending, renewing or replacing, in whole or in part, any Permitted Lien; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien.

     The term "Principal Subsidiary" means: (1) our insurance company subsidiaries in existence on the issue date; (2) any other of our insurance company subsidiaries that becomes a "significant subsidiary" as defined in Regulation S-X, as promulgated by the SEC; and (3) any other of our insurance company subsidiaries that may succeed, by merger, consolidation or otherwise, to all or substantially all of the business of one or more of such entities as specified in (1) and (2) above.

     The term "Redeemable Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is, or upon the happening of an event or passage of time would be required to be, redeemed on or prior to the final Stated Maturity of the senior notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

     The term "Stated Maturity" means, when used with respect to any Indebtedness or any installment of principal or of interest thereon, the date specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of principal or of interest is due and payable.

     The term "U.S. Government Obligations" means securities that are (1) direct obligations of the United States for the timely payment of which its full faith and credit is pledged or (2) obligations of an entity controlled or supervised by and acting as an agency or instrumentality of the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank, as defined in Section 3(a)(2) of the Securities Act, as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of
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

such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     The term "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation, irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency.

BOOK-ENTRY; DELIVERY AND FORM

     The new notes to be exchanged for old notes that were sold to qualified institutional buyers under Rule 144A in the United States initially will be in the form of one or more registered global notes without interest coupons (collectively, the "U.S. global senior note"). Upon issuance, the U.S. global senior note will be deposited with the trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's participating organizations ("direct participants") and other entities that clear through or maintain a direct or indirect relationship with a direct participant ("indirect participants").

     The new notes to be exchanged for old notes that were sold in offshore transactions in reliance on Regulation S, if any, initially will be in the form of one or more registered, global notes without interest coupons (collectively, the "Reg S global senior note"). The Reg S global senior note will be deposited with the trustee, as custodian for DTC, in New York, New York, and registered in the name of a nominee of DTC for credit to the accounts of indirect participants at the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("CEDEL").

     The U.S. global senior note and the Reg S global senior note are referred to herein collectively as "global senior notes."

     Transfer of beneficial interests in any global senior notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants which may change from time to time.

     Beneficial interests in the global senior notes may be exchanged for senior notes in certificated form in certain limited circumstances. See "--Transfers of Interests in Global Senior Notes for Certificated Senior Notes."

     Initially, the trustee will act as paying agent and registrar under the indenture. The senior notes may be presented for registration of transfer and exchange at the offices of the registrar.

DEPOSITARY PROCEDURES

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for direct participants and to facilitate the clearance and settlement of transactions in those securities between direct participants through electronic book-entry changes in accounts of direct participants. The direct participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and certain other organizations, including Euroclear and CEDEL. Access to DTC's system is also available to indirect participants. DTC may hold securities beneficially owned by other persons only through the direct participants or indirect participants and such other persons' ownership interest and transfer of ownership interest will be recorded only on the records of the direct participant and/or indirect participant, and not on the records maintained by DTC.

     DTC has also advised us that, pursuant to DTC's procedures, DTC will maintain records of the ownership interests of direct participants in the global senior notes and the transfer of ownership

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

interests by and between direct participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global senior notes. Direct participants and indirect participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global senior notes.

     Investors in the U.S. global senior note may hold their interests therein directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the Reg S global senior note may hold their interests therein directly through Euroclear or CEDEL or indirectly through organizations that are participants in Euroclear or CEDEL. Investors may also hold interests in the Reg S global senior note through organizations other than Euroclear and CEDEL that are direct participants in the DTC system. Morgan Guaranty Trust Company of New York, Brussels office, is the operator and depository of Euroclear and Citibank, N.A. is the operator and depository of CEDEL (each a "nominee" of Euroclear and CEDEL, respectively). Therefore, they will each be recorded on DTC's records as the holders of all ownership interests held by them on behalf of Euroclear and CEDEL, respectively. Euroclear and CEDEL will maintain on their records the ownership interests, and transfers of ownership interests by and between, their own customers' securities accounts. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, customers of Euroclear or CEDEL. All ownership interests in any global senior note, including those of customers' securities accounts held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive, certificated form of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global senior note to such persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global senior note to pledge such interest to persons or entities that are not direct participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the senior notes, see "-- Transfers of Interests in Global Senior Notes for Certificated Senior Notes."

     EXCEPT AS DESCRIBED IN "-- TRANSFERS OF INTERESTS IN GLOBAL SENIOR NOTES FOR CERTIFICATED SENIOR NOTES," OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL SENIOR NOTES WILL NOT HAVE SENIOR NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF SENIOR NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Under the terms of the indenture, we and the trustee will treat the persons in whose names the senior notes are registered, including senior notes represented by global senior notes, as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever under the indenture. Payments in respect of the principal of, Additional Interest, if any, and interest on global senior notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

          (1) any aspect of DTC's records or any direct participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global senior notes or for maintaining, supervising or reviewing any of DTC's records or any direct participant's or indirect participant's records relating to the beneficial ownership interests in any global senior notes; or

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

          (2) any other matter relating to the actions and practices of DTC or any of its direct participants or indirect participants.

     DTC has advised us that its current payment practice for payments of principal, interest and the like with respect to securities such as the senior notes is to credit the accounts of the relevant direct participants with such payment on the payment date in amounts proportionate to such direct participant's respective ownership interests in the global senior notes as shown on DTC's records. Payments by direct participants and indirect participants to the beneficial owners of the senior notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or its direct participants or indirect participants in identifying the beneficial owners of the senior notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the senior notes for all purposes.

     The global senior notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between direct participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between indirect participants, other than indirect participants who hold an interest in the senior notes through Euroclear or CEDEL, who hold an interest through a direct participant will be effected in accordance with the procedures of such direct participant but generally will settle in immediately available funds. Transfers between and among indirect participants who hold interests in the senior notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the senior notes described herein, cross market transfers between direct participants in DTC, on the one hand, and indirect participants who hold interests in the senior notes through Euroclear or CEDEL, on the other hand, will be effected by Euroclear's or CEDEL's respective nominee through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL; provided, however, delivery of instructions relating to cross market transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines. Indirect participants who hold interests in the senior notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant global senior note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

     Because of time zone differences, the securities accounts of an indirect participant who holds an interest in the senior notes through Euroclear or CEDEL purchasing an interest in a global senior note from a direct participant in DTC will be credited, and any such crediting will be reported to Euroclear or CEDEL, during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Reg S global senior note to a DTC participant until the European business day for Euroclear or CEDEL immediately following DTC's settlement date.

     DTC has advised us that it will take any action permitted to be taken by a holder of senior notes only at the direction of one or more direct participants to whose account interests in the global senior notes are credited and only in respect of such portion of the aggregate principal amount of the senior notes as to which such direct participant or direct participants has or have given direction. However, if there is an Event of Default under the senior notes, DTC reserves the right to exchange global senior notes without the direction of one or more of its direct participants for legended senior notes in

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

certificated form, and to distribute such certificated forms of senior notes to its direct participants. See "-- Transfers of Interests in Global Senior Notes for Certificated Senior Notes."

     DTC has further advised us that its management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being year 2000 compliant; and (2) determine the extent of their efforts for year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate. According to DTC, the information contained in this paragraph with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Reg S global senior note and in the U.S. global senior note among direct participants, Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective direct and indirect participants of their respective obligations under the rules and procedures governing any of their operations.

     The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

TRANSFERS OF INTERESTS IN ONE GLOBAL SENIOR NOTE FOR INTERESTS IN ANOTHER GLOBAL SENIOR NOTE

     Transfers involving an exchange of a beneficial interest in the Reg S global senior note for a beneficial interest in the U.S. global senior note or vice versa will be effected by DTC by means of an instruction originated by the trustee through DTC/Deposit Withdraw at Custodian system. Accordingly, in connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the one global senior note and a corresponding increase in the principal amount of the other global senior note, as applicable. Any beneficial interest in the one global senior note that is transferred to a person who takes delivery in the form of the other global senior note will, upon transfer, cease to be an interest in such first global senior note and become an interest in such other global senior note and, accordingly, will thereafter be subject to all procedures applicable to beneficial interests in such other global senior note for as long as it remains such an interest.

TRANSFERS OF INTERESTS IN GLOBAL SENIOR NOTES FOR CERTIFICATED SENIOR NOTES

     An entire global senior note may be exchanged for certificated senior notes in registered form without interest coupons if:

          (1) DTC (A) notifies us that it is unwilling or unable to continue as depositary for the global senior notes and we thereupon fail to appoint a successor depositary within 90 days or (B) has ceased to be a clearing agency registered under the Exchange Act;

          (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of certificated senior notes; or

          (3) there shall have occurred and be continuing a Default or an Event of Default with respect to the senior notes.

In any such case, we will notify the trustee in writing that, upon surrender by the direct and indirect participants of their interest in such global senior note, certificated senior notes will be issued to each person that such direct participants and indirect participants and DTC identify as being the beneficial owner of the related senior notes.

     Beneficial interests in global senior notes held by any direct participant or indirect participant may be exchanged for certificated senior notes upon request to DTC, by such direct participant, for itself or on behalf of an indirect participant, by the trustee in accordance with customary DTC procedures. Certificated senior notes delivered in exchange for any beneficial interest in any global senior note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such direct participant or indirect participant, in accordance with DTC's customary procedures.

     Neither we nor the trustee will be liable for any delay by the holder of any global senior note or DTC in identifying the beneficial owners of senior notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global senior note or DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

     Payments in respect of the senior notes represented by the global senior notes, including principal, premium and Additional Interest, if any, and interest must be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such global senior notes. With respect to certificated senior notes, we will make all payments of principal, premium and Additional Interest, if any, and interest by wire transfer of immediately available same day funds to the accounts specified by the holders thereof in writing to the trustee by the record date for such payment or, if no such account is specified, by mailing a check to each such holder's registered address. We expect that secondary trading in the certificated senior notes will also be settled in immediately available funds.

REGISTRATION RIGHTS

     We entered into the registration rights agreement with the initial purchasers for the benefit of the holders of old notes. Under this agreement, we agreed to use our best efforts, at our cost, to file and cause to become effective a registration statement with respect to a registered offer to exchange the old notes for new notes with terms identical to the old notes, except that the new notes will not bear legends restricting the transfer thereof.

     The registration statement, of which this prospectus is a part, constitutes the registration statement for purposes of the registration rights agreement. Upon the registration statement being declared effective, we shall offer the new notes in return for surrender of the old notes. The exchange offer will remain open for not less than 30 days after the date notice of the exchange offer is mailed to holders of the old notes, or longer if required by applicable law. For each old note you surrender to us under the exchange offer, you will receive a new note of equal principal amount. Interest on each new note shall accrue from the last Interest Payment Date on which interest was paid on the old notes so surrendered or, if no interest has been paid on such old notes, from April 21, 1999. If the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, or under certain other circumstances, we will, at our cost, use our best efforts:

     - to cause to become effective a shelf registration statement with respect to resales of the old notes, and

     - to keep such shelf registration statement effective until the earlier of
       (1) two years after the shelf registration statement is declared effective; (2) the date when all old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement; or (3) one year after the effective date of the shelf registration statement if it is filed at the request of one of the initial purchasers of old notes.

We will, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder of old notes when the shelf registration statement for the old notes has become effective and take certain other actions as are required to permit resales of the old notes. A holder that sells its old notes pursuant to the shelf registration statement generally:

     - will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

     - will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and

     - will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification and contribution obligations.

     Additional interest will accrue on the old notes if:

     (1) the exchange offer registration statement is not filed with the SEC on or before July 20, 1999;

     (2) the exchange offer registration statement is not declared effective on or before October 18, 1999; or

     (3) the exchange offer is not consummated and a shelf registration statement is not declared effective on or before November 17, 1999.

This additional interest will be payable in cash semiannually in arrears each April 15 and October 15, at a rate per year equal to 0.25% of the principal amount of the old notes, for each event described in (1), (2) and (3) above, up to an aggregate maximum of 0.75% per year. Upon the filing of the exchange offer registration statement, the effectiveness of the exchange offer registration statement, the consummation of the exchange offer or the effectiveness of a shelf registration statement, as the case may be, after the corresponding date listed above, the additional interest payable on the old notes from the date of such filing, effectiveness or consummation, as the case may be, will cease to accrue and all accrued and unpaid additional interest as of such occurrence shall be paid to the holders of the senior notes.

     If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof, or such longer period required by applicable law, provided that we have accepted all old notes previously validly surrendered in accordance with the terms of the exchange offer. Old notes not tendered in the exchange offer shall bear interest at 6 1/2% per annum and be subject to all of the terms and conditions specified in the indenture and to the transfer restrictions set forth in the legend on the certificate for such old notes.

     This summary of certain provisions of the registration rights agreement does not restate the agreement in its entirety. We urge you to read the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of U.S. federal income tax considerations for beneficial owners of the senior notes.

     Under the Code a "U.S. Person" means a person that is any of the following:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust which is either subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     A "non-U.S. Person" means a person that is not a "U.S. Person."

     This summary is based on current law which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company"). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF THE SENIOR NOTES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. PERSONS AND NON-U.S. PERSONS

     There will be no United States federal income tax consequences to anyone exchanging an old note for a new note pursuant to the exchange offer. Such holder will have the same adjusted basis and holding period in the new note as it had in the old note immediately before the exchange.

U.S. PERSONS

STATED INTEREST ON SENIOR NOTES

     Stated interest on a senior note generally will be taxable to a U.S. Person as ordinary income at the time it accrues or is received in accordance with the U.S. Person's method of accounting for U.S. federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF SENIOR NOTES

     Upon the sale, exchange, redemption, retirement or other disposition of a senior note, a U.S. Person generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other disposition and such holder's adjusted tax basis in the senior note. However, the amount attributable to accrued but unpaid interest will be taxable as such. A U.S. Person's adjusted tax basis in a senior note will, in general, be the U.S. Person's cost for that senior note. This gain or loss will be capital gain or loss, and net capital gain (i.e., generally capital gain in excess of capital loss) recognized by an individual U.S. Person upon the disposition of a senior note that has been held for more than one year generally will be subject to tax at a maximum rate of 20%. A note that has been held for one year or less will be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     U.S. Persons other than original purchasers of the old senior notes in the offering, should be aware that the sale of the new senior notes may be affected by the market discount provisions of the Code. The market discount rules generally provide that if a U.S. Person:

     - purchased the senior note, after the original offering, at a "market discount" (i.e., at an amount less than the adjusted issue price of the senior note as determined on the date of such purchase) exceeding a statutorily-defined de minimis amount, and

     - thereafter recognizes gain upon a disposition, including a partial redemption, of the new senior note received in exchange for an old senior note,

the lesser of such gain or the portion of the market discount that accrued while the old senior note and new senior note were held by such U.S. Person will be treated as ordinary interest income at the time of disposition. The rules also provide that a U.S. Person who acquires a senior note at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the senior note until the U.S. Person disposes of such senior note in a taxable transaction. If a holder of a senior note elects to include market discount in income currently, both of the foregoing rules would not apply.

NON-U.S. PERSONS

U.S. FEDERAL WITHHOLDING TAX

     The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a particular series of senior notes provided that:

     - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the U.S. Treasury Regulations;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on the senior notes is described in the Code; and

     - either (a) you provide your name and address on an IRS Form W-8, and certify, under penalty of perjury, that you are not a U.S. person or (b) a financial institution holding the senior notes on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 from the beneficial owner and provides us with a copy.

     If you cannot satisfy the requirements described above, payments of premium, and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form 1001 claiming an exemption from (or reduction in) withholding under the benefit of a tax treaty, or (2) IRS Form 4224 stating that interest paid on the senior notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. FEDERAL ESTATE TAX

     Your estate will not be subject to U.S. federal estate tax on senior notes of a series beneficially owned by you at the time of your death, provided that
(1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the

U.S. Treasury Regulations), and (2) interest on the senior notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. FEDERAL INCOME TAX

     If you are engaged in a trade or business in the United States and interest on the senior notes is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on senior notes will be included in earnings and profits.

     Any gain or income realized on the disposition of a senior note generally will not be subject to U.S. federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you, or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting and backup withholding will not be required regarding payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. federal withholding tax," or you otherwise establish an exemption.

     In addition, you will not be required to pay backup withholding and provide information reporting regarding the proceeds of the sale of a senior note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     U.S. Treasury Regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 1999. In general, the new U.S. Treasury Regulations would not significantly alter the present rules discussed above, except in certain special situations.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that starting on the Expiration Date and ending on the close of business on the 90th day following the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until September 21, 1999, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time:

     - in one or more transactions in the over-the-counter market,

     - in negotiated transactions,

     - through the writing of options on the new notes, or

     - a combination of such methods of resale.

     Such notes may be sold:

     - at market prices prevailing at the time of resale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes.

     Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any such resale of new notes and any commissions or concessions received by any of them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date, we will promptly send additional copies of the prospectus and any amendment or supplement to the prospectus to any broker-dealer requesting these copies in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

     Following consummation of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of old notes who did not exchange their old notes for new notes in the exchange offer on terms which may differ from those contained in the registration rights agreement. We may use this prospectus, as it may be amended or supplemented from time to time, in connection with any such additional exchange offers.

                                 LEGAL MATTERS

     Certain legal matters in connection with the new notes will be passed upon for AFLAC Incorporated by Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Avenue, N.W., Washington, D.C. 20005 and by Joey M. Loudermilk, Senior Vice President and General Counsel of AFLAC Incorporated.

                                    EXPERTS

     The consolidated financial statements of AFLAC Incorporated included in this prospectus have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been included in reliance upon the report of KPMG LLP given upon their authority as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

          - Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

          - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

       AFLAC Incorporated
       1932 Wynnton Road
       Columbus, Georgia 31999
       Attention: Investor Relations Department
       Telephone: (706) 323-3431

     TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE DAYS BEFORE YOU MUST MAKE YOUR INVESTMENT DECISION. FIVE DAYS BEFORE THE CLOSE OF THE EXCHANGE OFFER IS JUNE 18, 1999, UNLESS EXTENDED.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 1-7434. You may read and copy any document we file at the following SEC public reference rooms:

Judiciary Plaza               500 West Madison Street       7 World Trade Center
450 Fifth Street, N.W.        14th Floor                    Suite 1300
Room 1024                     Chicago, Illinois 60661       New York, New York 10048
Washington, D.C. 20549

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the New York Stock Exchange. You may also read and copy our SEC filings and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Whether or not we are required to do so by law, for so long as any of the senior notes remain outstanding, we will furnish you as a holder of the senior notes and will, if permitted, file with the SEC the following:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms;

          (2) with respect to annual information only, a report thereon by our independent certified public accountants; and

          (3) all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

     For so long as any of the senior notes remain outstanding, we have agreed to make available to any prospective purchaser of the senior notes or beneficial owner of the senior notes in connection with any sale of those notes the information required by Rule 144A(d)(4) under the Securities Act.
                            ------------------------

                               AFLAC INCORPORATED
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Statements of Earnings for the Three Months
  Ended March 31, 1999 and 1998 Unaudited...................   F-2
Consolidated Balance Sheets, at March 31, 1999 and 1998
  Unaudited.................................................   F-3
Consolidated Statements of Shareholders' Equity for the
  Three Months Ended March 31, 1999 and 1998 Unaudited......   F-4
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1999 and 1998 Unaudited...................   F-5
Consolidated Statements of Comprehensive Income for the
  Three Months Ended March 31, 1999 and 1998 Unaudited......   F-6
Notes to the Consolidated Financial Statements at March 31,
  1999 Unaudited............................................   F-7
Independent Auditors' Report................................  F-12
Consolidated Statements of Earnings, for each of the years
  in the three-year period ended December 31, 1998..........  F-13
Consolidated Balance Sheets, at December 31, 1998 and
  1997......................................................  F-14
Consolidated Statements of Shareholders' Equity, for each of the years in the three-year period ended December 31,
  1998......................................................  F-15
Consolidated Statements of Cash Flows, for each of the years in the three-year period ended December 31, 1998..........  F-16
Consolidated Statements of Comprehensive Income, for each of the years in the three-year period ended December 31,
  1998......................................................  F-17
Notes to the Consolidated Financial Statements at December
  31, 1998..................................................  F-18

                           AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                1999            1998
                                                              ---------       ---------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                 SHARE AND PER-SHARE
                                                                AMOUNTS -- UNAUDITED)
Revenues:
  Premiums, principally supplemental health insurance.......  $  1,728        $  1,472
  Net investment income.....................................       320             279
  Realized investment gains (losses)........................        (5)             --
  Other income..............................................         5               6
                                                              --------        --------
          Total revenues....................................     2,048           1,757
                                                              --------        --------
Benefits and expenses:
  Benefits and claims.......................................     1,400           1,214
  Acquisition and operating expenses:
     Amortization of deferred policy acquisition costs......        57              47
     Insurance commissions..................................       226             192
     Insurance expenses.....................................       142             118
     Provision for mandated policyholder protection fund....        --             111
     Interest expense.......................................         4               3
     Other operating expenses...............................        16              19
                                                              --------        --------
          Total acquisition and operating expenses..........       445             490
                                                              --------        --------
          Total benefits and expenses.......................     1,845           1,704
                                                              --------        --------
          Earnings before income taxes......................       203              53
Income tax expense (benefit):
  Operations................................................        74              14
  Deferred tax benefit from Japanese tax rate reductions....       (67)           (121)
                                                              --------        --------
          Total income taxes................................         7            (107)
                                                              --------        --------
          Net earnings......................................  $    196        $    160
                                                              ========        ========
Net earnings per share:
  Basic.....................................................  $    .74        $    .60
  Diluted...................................................       .71             .58
                                                              ========        ========
Shares used in computing earnings per share (In thousands):
  Basic.....................................................   266,115         266,831
  Diluted...................................................   276,769         276,294
                                                              ========        ========
Cash dividends per share....................................  $   .065        $   .058
                                                              ========        ========

        See the accompanying Notes to Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                                                                1999             1998
                                                              --------         --------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                PER-SHARE AMOUNTS --
                                                                     UNAUDITED)
ASSETS:
  Investments and cash:
     Securities available for sale, at fair value:
       Fixed maturities (amortized cost, $15,779 in 1999 and
        $16,028 in 1998)....................................  $17,873          $18,917
       Perpetual debentures (amortized cost, $1,826 in 1999
        and $3,323 in 1998).................................    1,730            3,681
       Equity securities (cost, $102 in 1999 and $85 in
        1998)...............................................      180              167
     Securities held to maturity, at amortized cost:
       Fixed maturities (fair value, $3,686 in 1999)........    3,803               --
       Perpetual debentures (fair value, $3,091 in 1999)....    3,344               --
     Mortgage loans and other...............................        9               16
     Short-term investments.................................        9               45
     Cash and cash equivalents..............................      269              145
                                                              -------          -------
          Total investments and cash........................   27,217           22,971
     Receivables, primarily premiums........................      230              213
     Receivables for security transactions..................       25                1
     Accrued investment income..............................      279              236
     Deferred policy acquisition costs......................    3,040            2,604
     Property and equipment, at cost less accumulated
      depreciation..........................................      450              381
     Securities held as collateral for loaned securities....       --            1,028
     Other..................................................      108               94
                                                              -------          -------
          Total assets......................................  $31,349          $27,528
                                                              =======          =======
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
     Policy liabilities:
       Future policy benefits...............................  $22,119          $18,655
       Unpaid policy claims.................................    1,305            1,052
       Unearned premiums....................................      306              278
       Other policyholders' funds...........................      246              199
                                                              -------          -------
          Total policy liabilities..........................   23,976           20,184
     Notes payable..........................................      573              511
     Income taxes...........................................    1,733            1,694
     Payables for return of collateral on loaned
      securities............................................       --            1,028
     Payables for security transactions.....................      437               10
     Other..................................................      771              647
                                                              -------          -------
          Total liabilities.................................   27,490           24,074
                                                              -------          -------
  Shareholders' equity:
     Common stock of $.10 par value. In thousands:
      authorized 400,000 shares; issued 318,570 shares in
      1999 and 317,097 shares in 1998.......................       32               16
     Additional paid-in capital.............................      241              232
     Retained earnings......................................    3,040            2,588
     Accumulated other comprehensive income:
       Unrealized foreign currency translation gains........      214              230
       Unrealized gains on investment securities............    1,243            1,202
     Treasury stock, at average cost........................     (910)            (812)
     Notes receivable for stock purchases...................       (1)              (2)
                                                              -------          -------
          Total shareholders' equity........................    3,859            3,454
                                                              -------          -------
          Total liabilities and shareholders' equity........  $31,349          $27,528
                                                              =======          =======
          Shareholders' equity per share....................  $ 14.47          $ 12.92
                                                              =======          =======

        See the accompanying Notes to Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              ------------------------
                                                               1999              1998
                                                              ------            ------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                PER-SHARE AMOUNTS --
                                                                     UNAUDITED)
Common Stock:
  Balance at beginning and end of period....................  $   32            $   16
                                                              ------            ------
Additional paid-in capital:
  Balance at beginning of year..............................     235               227
  Exercise of stock options.................................       3                 3
  Gain on treasury stock reissued...........................       3                 2
                                                              ------            ------
  Balance at end of period..................................     241               232
                                                              ------            ------
Retained earnings:
  Balance at beginning of year..............................   2,862             2,442
  Net earnings..............................................     196               160
  Cash dividends ($.065 per share in 1999 and $.058 in
     1998)..................................................     (18)              (14)
                                                              ------            ------
  Balance at end of period..................................   3,040             2,588
                                                              ------            ------
Accumulated other comprehensive income:
  Balance at beginning of year..............................   1,551             1,559
  Change in unrealized foreign currency translation gains
     during period, net of income taxes.....................      (5)              (44)
  Unrealized gains (losses) on investment securities during
     period, net of income taxes and reclassification
     adjustments............................................     (89)              (83)
                                                              ------            ------
  Balance at end of period..................................   1,457             1,432
                                                              ------            ------
Treasury stock:
  Balance at beginning of year..............................    (910)             (813)
  Purchases of treasury stock...............................     (11)               (7)
  Cost of shares issued.....................................      11                 8
                                                              ------            ------
  Balance at end of period..................................    (910)             (812)
                                                              ------            ------
Notes receivable for stock purchases........................      (1)               (2)
                                                              ------            ------
  Total shareholders' equity................................  $3,859            $3,454
                                                              ======            ======

        See the accompanying Notes to Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                              1999            1998
                                                              -----           -----
                                                                 (IN MILLIONS --
                                                                   UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................................  $ 196           $ 160
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Increase in policy liabilities..........................    620             570
    Deferred income taxes...................................    (41)           (161)
    Change in income taxes payable..........................    (73)            (47)
    Increase in deferred policy acquisition costs...........    (69)            (53)
    Change in receivables and advance premiums..............      2               5
    Depreciation and amortization expense...................      7               7
    Provision for mandated policyholder protection fund.....     --             111
    Other, net..............................................     53              29
                                                              -----           -----
      Net cash provided by operating activities.............    695             621
                                                              -----           -----
Cash flows from investing activities:
  Proceeds from investments sold or matured:
    Securities available for sale:
      Fixed-maturity securities sold........................    279             302
      Fixed-maturity securities matured.....................     63             162
      Equity securities.....................................     16              10
    Securities held to maturity:
      Fixed-maturity securities matured.....................      9              --
    Mortgage loans and other investments, net...............     --               1
    Short-term investments, net.............................      1              --
  Costs of investments acquired:
    Securities available for sale:
      Fixed-maturity securities.............................   (648)           (869)
      Perpetual debentures..................................   (434)           (278)
      Equity securities.....................................    (19)            (17)
    Securities held to maturity:
      Fixed-maturity securities.............................    (42)             --
    Short-term investments, net.............................     --              (2)
  Additions to property and equipment, net..................     (3)             (6)
                                                              -----           -----
      Net cash used by investing activities.................   (778)           (697)
                                                              -----           -----
Cash flows from financing activities:
  Principal payments under debt obligations.................     (3)             (5)
  Dividends paid to shareholders............................    (18)            (14)
  Purchases of treasury stock...............................    (11)             (7)
  Treasury stock reissued...................................     14              10
  Other, net................................................      5               1
                                                              -----           -----
    Net cash used by financing activities...................    (13)            (15)
                                                              -----           -----
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (9)             --
                                                              -----           -----
    Net change in cash and cash equivalents.................   (105)            (91)
Cash and cash equivalents, beginning of year................    374             236
                                                              -----           -----
Cash and cash equivalents, end of period....................  $ 269           $ 145
                                                              =====           =====
Supplemental disclosures of cash flow information:
  Cash payments during the period for:
    Interest on debt obligations............................  $   3           $   3
    Income taxes............................................    139             103

        See the accompanying Notes to Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                               1999                1998
                                                              ------              ------
                                                              (IN MILLIONS -- UNAUDITED)
Net earnings................................................   $196                $160
                                                               ----                ----
Other comprehensive income, before income taxes:
  Foreign currency translation adjustments:
     Change in unrealized foreign currency translation gains
      during the period.....................................     24                   7
  Unrealized gains (losses) on investment securities:
     Unrealized holding gains (losses) arising during the
      period................................................    (95)                (48)
     Reclassification adjustment for realized (gains) losses
      included in net earnings..............................      4                  (1)
                                                               ----                ----
          Total other comprehensive income, before income
            taxes...........................................    (67)                (42)
Income tax expense related to items of other comprehensive
  income....................................................     27                  85
                                                               ----                ----
  Other comprehensive income, net of income taxes...........    (94)               (127)
                                                               ----                ----
          Total comprehensive income........................   $102                $ 33
                                                               ====                ====

        See the accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited consolidated financial statements of AFLAC Incorporated and subsidiaries (the "Company") contain all adjustments necessary to fairly present the financial position as of March 31, 1999, and the results of operations and statements of cash flows, shareholders' equity and comprehensive income for the three months ended March 31, 1999 and 1998. Results of operations for interim periods are not necessarily indicative of results for the entire year.

     We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations, based on information currently available. The most significant items on our balance sheet that involve a greater extent of accounting and actuarial estimates subject to changes in the future are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     The financial statements should be read in conjunction with the financial statements included in our annual report to shareholders for the year ended December 31, 1998.

(2)  ACCOUNTING PRONOUNCEMENTS

     We adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in 1998. This Statement requires that companies disclose segment data on the basis that is used internally by management for evaluating segment performance and allocating resources to segments. This Statement requires that a company report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It also requires various reconciliations of total segment information to amounts in the consolidated financial statements. SFAS No. 131 was effective for financial statements issued for annual periods beginning in 1998 and for interim periods beginning in 1999. The required interim period information is presented in Note 3.

     On January 1, 1999, we adopted Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance Related Assessments. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance related assessments. It also provides guidance on how to measure the liability. There was no effect on net earnings or shareholders' equity due to our adoption of this SOP since our previous accounting method for guaranty fund and other insurance related assessments conformed to the requirements of this SOP.

     We also adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, on January 1, 1999. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, we have expensed all such costs as they were incurred. The adoption of this SOP had no material effect on net earnings for the three months ended March 31, 1999.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. We are currently evaluating this standard, which is effective for AFLAC January 1, 2000.

(3)  SEGMENT INFORMATION

     Information regarding components of operations for the three months ended March 31 follows:

                                                               1999     1998
                                                              ------   ------
                                                               (IN MILLIONS)
Total revenues:
  AFLAC Japan:
     Earned premiums........................................  $1,398   $1,181
     Net investment income..................................     262      226
     Other income...........................................      --        1
                                                              ------   ------
          Total AFLAC Japan revenues........................   1,660    1,408
                                                              ------   ------
  AFLAC U.S.:
     Earned premiums........................................     330      289
     Net investment income..................................      58       51
     Other income...........................................      --        3
                                                              ------   ------
          Total AFLAC U.S. revenues.........................     388      343
                                                              ------   ------
  All other business segments...............................       7        7
                                                              ------   ------
          Total business segments...........................   2,055    1,758
  Realized investment gains (losses)........................      (5)      --
  Corporate.................................................       7        8
  Intercompany eliminations.................................      (9)      (9)
                                                              ------   ------
          Total.............................................  $2,048   $1,757
                                                              ======   ======
Earnings before income taxes:
  AFLAC Japan...............................................  $  158   $  125
  AFLAC U.S. ...............................................      63       56
  All other business segments...............................       1       --
                                                              ------   ------
          Total business segments...........................     222      181
  Provision for the Japanese mandated policyholder
     protection fund........................................      --     (111)
  Realized investment gains (losses)........................      (5)      --
  Interest expense, non-insurance operations................      (3)      (3)
  Corporate.................................................     (11)     (14)
                                                              ------   ------
          Total.............................................  $  203   $   53
                                                              ======   ======

(4)  JAPANESE INCOME TAXES

     At the end of March 1999, the Japanese government reduced the Japanese corporate income tax rate from 41.7% to 36.2%, which increased net earnings for the first quarter of 1999 by $67 million ($.25 per basic share, $.24 per diluted share) from the reduction of our consolidated deferred income tax liability as of March 31, 1999. This was the net effect of recalculating Japanese deferred income taxes at the new 36.2% rate on the temporary differences between the financial reporting basis of

AFLAC Japan's assets and liabilities reduced by the limitations in the U.S. foreign tax credit provisions.

     At the end of March 1998, the Japanese government reduced the Japanese corporate income tax rate from 45.3% to 41.7% which increased net earnings for the first quarter of 1998 by $121 million ($.45 per basic share, $.44 per diluted share) from the reduction of AFLAC Japan's deferred income tax liability. The deferred tax reduction represented the effect of recalculating Japanese deferred income taxes at the 41.7% rate on the temporary differences between the financial reporting basis and the Japanese income tax basis of AFLAC Japan's assets and liabilities.

     The 1998 rate reduction for AFLAC Japan was effective May 1, 1998 for purposes of calculating income tax expense on operating earnings and the 1999 rate reduction is effective April 1, 1999.

(5)  POLICYHOLDER PROTECTION FUND

     During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry is required to contribute $4.1 billion to this fund over a 10-year period. The total charge for our share of the contribution obligation was recognized in the first quarter of 1998 and decreased pretax earnings by $111 million for the three months ended March 31, 1998. The after-tax charge was $65 million, or $.24 per basic and diluted share.

(6)  NOTES PAYABLE

     A summary of notes payable is as follows:

                                                              MARCH 31,   DECEMBER 31,
                                                                1999          1998
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Unsecured, yen-denominated notes payable to banks:
  Reducing, revolving credit agreement, due annually through
     July 2001:
     2.29% fixed interest rate..............................    $282          $294
     Variable interest rate (.93% at March 31, 1999)........      32            35
  Revolving credit agreement due November 2002:
     1.24% fixed interest rate..............................     129           134
     Variable interest rate (.95% at March 31, 1999)........     112           115
Obligations under capitalized leases, due monthly through
  2003, secured by computer equipment in Japan..............      18            18
                                                                ----          ----
          Total notes payable...............................    $573          $596
                                                                ====          ====

     We have a reducing, revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $325 million. Under the terms of the agreement, the borrowing limit will reduce to $250 million on July 15, 1999, and $125 million on July 15, 2000. At March 31, 1999, 34.1 billion yen ($282 million) was outstanding at a fixed interest rate and 3.8 billion yen ($32 million) was outstanding at a variable interest rate under this agreement.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 with a borrowing limit of $250 million, payable in either U.S. dollars or Japanese yen. At March 31, 1999, 15.5 billion yen ($129 million) was outstanding at a fixed interest rate and 13.5 billion yen ($112 million) was outstanding at a variable interest rate under this agreement.

     We have outstanding interest rate swaps on a portion of our variable interest rate yen-denominated borrowings (49.6 billion yen). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts. Under these agreements, we make fixed rate payments at 2.29% on one loan and 1.24% on another loan and receive floating rate payments (.19% at March 31, 1999 plus loan costs of 25 or 20 basis points, respectively) based on the three-month Tokyo Interbank Offered Rate.

     We have designated our yen-denominated borrowings as a hedge of our net investment in AFLAC Japan. Foreign currency translation gains/losses are included in accumulated other comprehensive income. Outstanding principal and related accrued interest payable on the yen-denominated borrowings were translated into dollars at end-of-period exchange rates. Interest expense was translated at average exchange rates for the period the interest expense was incurred.

     On April 21, 1999, we issued $450 million of senior notes with a 6.50% coupon, paid semiannually. The notes are redeemable at our option and at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount.

     We received net proceeds of $445 million. We intend to use the proceeds primarily to purchase shares of our common stock. Any remaining proceeds may be used to repay indebtedness or for general corporate purposes. We intend to swap the dollar-denominated principal and interest to be yen-denominated.

(7)  UNREALIZED GAINS ON INVESTMENT SECURITIES

     On October 1, 1998, we reclassified certain debt securities from "available for sale" to "held to maturity." The related net unrealized gains and losses at the date of transfer on these securities are being amortized over the remaining term of the securities. These unamortized net unrealized gains and losses, plus the net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates.

     The net effect on shareholders' equity of unrealized gains and losses from investment securities at the following dates was:

                                                              MARCH 31,   DECEMBER 31,
                                                                1999          1998
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Unrealized gains on securities available for sale...........   $2,076        $1,946
Unamortized unrealized gains on securities transferred to
  held to maturity..........................................    1,149         1,224
Less:
  Policy liabilities........................................    1,032           885
  Deferred income taxes.....................................      950           953
                                                               ------        ------
Shareholders' equity, net unrealized gains on investment
  securities................................................   $1,243        $1,332
                                                               ======        ======

(8)  SECURITY LENDING

     AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. At March 31, 1999 and December 31, 1998 we had security loans outstanding in the amounts of $543 million and $3.0 billion at fair value, respectively. At March 31, 1999, and December 31, 1998, we held Japanese government bonds as collateral for loaned securities in the amounts of $547 million and $3.1 billion, at fair value. Our security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.

(9)  COMMON STOCK

     The following is a reconciliation of the number of shares of our common stock for the three months ended March 31:

                                                                1999            1998
                                                              ---------       ---------
                                                              (IN THOUSANDS OF SHARES)
Common stock -- issued:
  Balance at beginning of year..............................   317,971         316,380
  Exercise of stock options.................................       599             717
                                                               -------         -------
  Balance at end of period..................................   318,570         317,097
                                                               -------         -------
Treasury stock:
  Balance at beginning of year..............................    52,287          49,944
  Purchases of treasury stock:
     Open market............................................       150             114
     Received from employees for taxes on stock option
      exercises.............................................        98             139
  Shares issued to sales associates stock bonus plan and
     dividend reinvestment plan.............................      (191)           (280)
  Exercise of stock options.................................      (429)           (201)
                                                               -------         -------
  Balance at end of period..................................    51,915          49,716
                                                               -------         -------
Shares outstanding at end of period.........................   266,655         267,381
                                                               =======         =======

(10)  LITIGATION

     We are a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in Alabama, where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
AFLAC Incorporated:

     We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Atlanta, Georgia
January 28, 1999

                      AFLAC INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                             ---------------------------------
                                                              1998         1997         1996
                                                             -------      -------      -------
                                                              (IN MILLIONS, EXCEPT FOR SHARE
                                                                  AND PER-SHARE AMOUNTS)
Revenues:
  Premiums, principally supplemental health insurance......  $ 5,943      $ 5,874      $ 5,910
  Net investment income....................................    1,138        1,078        1,022
  Realized investment gains (losses).......................       (2)          (5)           2
  Gain on sale of television business......................       --          267           60
  Other income.............................................       25           37          106
                                                             -------      -------      -------
          Total revenues...................................    7,104        7,251        7,100
                                                             -------      -------      -------
Benefits and expenses:
  Benefits and claims......................................    4,877        4,833        4,896
  Acquisition and operating expenses:
     Amortization of deferred policy acquisition costs.....      201          180          162
     Insurance commissions.................................      773          773          778
     Insurance expenses....................................      504          479          437
     Provision for mandated policyholder protection fund...      111           --           --
     Interest expense......................................       13           14           16
     Other operating expenses..............................       74          107          161
                                                             -------      -------      -------
          Total acquisition and operating expenses.........    1,676        1,553        1,554
                                                             -------      -------      -------
          Total benefits and expenses......................    6,553        6,386        6,450
                                                             -------      -------      -------
          Earnings before income taxes.....................      551          865          650
Income tax expense (benefit):
  Current..................................................      277          292          240
  Deferred -- operations...................................      (92)         (12)          16
  Deferred tax benefit from Japanese tax rate reduction....     (121)          --           --
                                                             -------      -------      -------
          Total income taxes...............................       64          280          256
                                                             -------      -------      -------
          Net earnings.....................................  $   487      $   585      $   394
                                                             =======      =======      =======
Net earnings per share:
  Basic....................................................  $  1.83      $  2.15      $  1.41
  Diluted..................................................     1.76         2.08         1.36
Common shares used in computing earnings per share
  (In thousands):
  Basic....................................................  266,305      272,110      280,352
  Diluted..................................................  275,872      281,596      288,922

  Share and per-share amounts reflect the 2-for-1 stock split paid on June 8,
                                     1998.
      See the accompanying Notes to the Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                    1998          1997
                                                                  --------      --------
                                                                   (IN MILLIONS, EXCEPT
                                                                    FOR SHARE AMOUNTS)
ASSETS:
Investments and cash:
    Securities available for sale, at fair value:
         Fixed maturities (amortized cost $15,699 in 1998
          and $16,073 in 1997)..............................      $17,660       $19,007
         Perpetual debentures (amortized cost $1,414 in 1998
          and $3,048 in 1997)...............................        1,323         3,431
         Equity securities (cost $101 in 1998 and $80 in
          1997).............................................          177           146
    Securities held to maturity, at amortized cost:
         Fixed maturities (fair value $3,691)...............        3,947            --
         Perpetual debentures (fair value $3,131)...........        3,494            --
    Mortgage loans and other................................            9            17
    Short-term investments..................................           10            43
    Cash and cash equivalents...............................          374           236
                                                                  -------       -------
             Total investments and cash.....................       26,994        22,880
Receivables, primarily premiums.............................          229           213
Receivables for security transactions.......................           43             3
Accrued investment income...................................          316           265
Deferred policy acquisition costs...........................        3,067         2,582
Property and equipment, at cost less accumulated
  depreciation..............................................          427           386
Securities held as collateral for loaned securities.........           --         3,034
Other.......................................................          107            91
                                                                  -------       -------
             Total assets...................................      $31,183       $29,454
                                                                  =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
    Policy liabilities:
         Future policy benefits.............................      $22,218       $18,399
         Unpaid policy claims...............................        1,263         1,011
         Unearned premiums..................................          309           277
         Other policyholders' funds.........................          244           198
                                                                  -------       -------
             Total policy liabilities.......................       24,034        19,885
    Notes payable...........................................          596           523
    Income taxes............................................        1,865         1,827
    Payables for return of collateral on loaned
     securities.............................................           --         3,034
    Payables for security transactions......................          173           216
    Other...................................................          745           539
Commitments and contingencies (Notes 11 and 12)
                                                                  -------       -------
             Total liabilities..............................       27,413        26,024
                                                                  -------       -------
Shareholders' equity:
    Common stock of $.10 par value. In thousands: authorized
     400,000 shares; issued 317,971 shares in 1998 and
     316,380 shares in 1997.................................           32            16
    Additional paid-in capital..............................          235           227
    Retained earnings.......................................        2,862         2,442
    Accumulated other comprehensive income:
         Unrealized foreign currency translation gains......          219           274
         Unrealized gains on investment securities..........        1,332         1,285
    Treasury stock, at average cost.........................         (910)         (813)
    Notes receivable for stock purchases....................           --            (1)
                                                                  -------       -------
             Total shareholders' equity.....................        3,770         3,430
                                                                  -------       -------
             Total liabilities and shareholders' equity.....      $31,183       $29,454
                                                                  =======       =======

  Share and per-share amounts reflect the 2-for-1 stock split paid on June 8,
                                     1998.
      See the accompanying Notes to the Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1998        1997        1996
                                                              ------      ------      ------
                                                                 (IN MILLIONS, EXCEPT FOR
                                                                    PER-SHARE AMOUNTS)
Common stock:
  Balance at beginning of year..............................  $   16      $   16      $   16
  Two-for-one stock split...................................      16          --          --
                                                              ------      ------      ------
  Balance at end of year....................................      32          16          16
                                                              ------      ------      ------
Additional paid-in capital:
  Balance at beginning of year..............................     227         209         197
  Exercise of stock options.................................       8           6           6
  Gain on treasury stock reissued...........................      16          12           6
  Two-for-one stock split...................................     (16)         --          --
                                                              ------      ------      ------
  Balance at end of year....................................     235         227         209
                                                              ------      ------      ------
Retained earnings:
  Balance at beginning of year..............................   2,442       1,918       1,578
  Net earnings..............................................     487         585         394
  Cash dividends ($.253 per share in 1998, $.224 in 1997 and
     $.194 in 1996).........................................     (67)        (61)        (54)
                                                              ------      ------      ------
  Balance at end of year....................................   2,862       2,442       1,918
                                                              ------      ------      ------
Accumulated other comprehensive income:
  Balance at beginning of year..............................   1,559         510         696
  Change in unrealized foreign currency translation gains
     during year, net of income taxes.......................     (55)         44          16
  Unrealized gains (losses) on investment securities during
     year, net of income taxes and reclassification
     adjustments............................................      47       1,005        (202)
                                                              ------      ------      ------
  Balance at end of year....................................   1,551       1,559         510
                                                              ------      ------      ------
Treasury stock:
  Balance at beginning of year..............................    (813)       (527)       (352)
  Purchases of treasury stock...............................    (125)       (314)       (204)
  Cost of shares issued.....................................      28          28          29
                                                              ------      ------      ------
  Balance at end of year....................................    (910)       (813)       (527)
                                                              ------      ------      ------
Notes receivable for stock purchases........................      --          (1)         --
                                                              ------      ------      ------
          Total shareholders' equity........................  $3,770      $3,430      $2,126
                                                              ======      ======      ======

    Per-share amounts reflect the 2-for-1 stock split paid on June 8, 1998.
      See the accompanying Notes to the Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1998       1997       1996
                                                              -------    -------    -------
                                                                      (IN MILLIONS)
Cash flows from operating activities:
  Net earnings..............................................     $487   $   585    $   394
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Increase in policy liabilities..........................    2,173      2,310      2,483
    Deferred income taxes...................................     (213)       (12)        16
    Change in income taxes payable..........................       16         68         15
    Increase in deferred policy acquisition costs...........     (226)      (227)      (265)
    Change in receivables and advance premiums..............        4          8        (32)
    Depreciation and amortization expense...................       43         45         48
    Gain on sale of television business.....................       --       (267)       (60)
    Provision for mandated policyholder protection fund.....      111         --         --
    Other, net..............................................       95         88         95
                                                              -------    -------    -------
         Net cash provided by operating activities..........    2,490      2,598      2,694
                                                              -------    -------    -------
Cash flows from investing activities:
  Proceeds from investments sold or matured:
    Securities available for sale:
       Fixed-maturity securities sold.......................      941      1,722      1,708
       Fixed-maturity securities matured....................      698        422        560
       Equity securities....................................       57         64         17
    Securities held to maturity:
       Fixed-maturity securities matured....................        8         --         --
    Mortgage loans and other investments, net...............        8          4          4
    Short-term investments, net.............................       34          6         (6)
  Proceeds from sale of television business.................       --        351         99
  Costs of investments acquired:
    Securities available for sale:
       Fixed-maturity securities............................   (2,966)    (4,141)    (3,942)
       Perpetual debentures.................................     (917)      (798)      (912)
       Equity securities....................................      (60)       (55)       (23)
  Additions to property and equipment, net..................      (40)        (9)       (10)
  Purchase of subsidiary....................................       (8)        --         --
                                                              -------    -------    -------
         Net cash used by investing activities..............   (2,245)    (2,434)    (2,505)
                                                              -------    -------    -------
Cash flows from financing activities:
  Proceeds from borrowings..................................      124        409        136
  Principal payments under debt obligations.................     (125)      (203)       (76)
  Dividends paid to shareholders............................      (67)       (61)       (54)
  Purchases of treasury stock...............................     (125)      (314)      (204)
  Treasury stock reissued...................................       44         40         35
  Other, net................................................        8          8          6
                                                              -------    -------    -------
         Net cash used by financing activities..............     (141)      (121)      (157)
                                                              -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       34        (16)       (13)
                                                              -------    -------    -------
         Net change in cash and cash equivalents............      138         27         19
Cash and cash equivalents, beginning of year................      236        209        190
                                                              -------    -------    -------
Cash and cash equivalents, end of year......................  $   374    $   236    $   209
                                                              =======    =======    =======
Supplemental disclosures of cash flow information:
  Cash payments during the year for:
    Interest on debt obligations............................  $    12    $    12    $    14
    Income taxes............................................      210        222        224

Non-cash financing activities included capital lease obligations incurred for computer equipment totaling $7 in 1998, $6 in 1997 and $9 in 1996.

      See the accompanying Notes to the Consolidated Financial Statements.

                      AFLAC INCORPORATED AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                              1998       1997       1996
                                                              ----      ------      -----
                                                                     (IN MILLIONS)
Net Earnings................................................  $487      $  585      $ 394
                                                              ----      ------      -----
Other comprehensive income, before income taxes:
     Foreign currency translation adjustments:
          Change in unrealized foreign currency translation
              gains during year.............................   (84)         43         16
          Reclassification adjustment for realized currency
              loss on sale of subsidiary included in net
              earnings......................................   --            1       --
     Unrealized gains (losses) on investment securities:
          Unrealized holding gains (losses) arising during
              year..........................................   171       1,693       (314)
          Reclassification adjustment for realized (gains)
              losses included in net earnings...............     3           4         (5)
                                                              ----      ------      -----
               Total other comprehensive income, before
                   income taxes.............................    90       1,741       (303)
     Income tax expense (benefit) related to items of other
      comprehensive income..................................    98         692       (117)
                                                              ----      ------      -----
          Other comprehensive income, net of income taxes...    (8)      1,049       (186)
                                                              ----      ------      -----
               Total comprehensive income...................  $479      $1,634      $ 208
                                                              ====      ======      =====

      See the accompanying Notes to the Consolidated Financial Statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health insurance in Japan and the United States. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed through independent agents at the worksite, with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 80%, 79% and 82% of the Company's total revenues for 1998, 1997 and 1996, respectively, and 86% and 87% of total assets at December 31, 1998 and 1997, respectively.

     Basis of Presentation: We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations, based on information currently available. The most significant items on our balance sheet that involve a greater extent of accounting estimates and actuarial determinations subject to changes in the future are: deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, accrued liabilities for unfunded retirement plans and contingent liabilities. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

     Translation of Foreign Currencies: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade dates of the transactions. Other revenues, expenses and cash flows are translated from foreign currencies into U.S. dollars using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include realized currency exchange gains and losses resulting from foreign currency transactions in earnings. Realized currency exchange gains and losses were immaterial during the three-year period 1996 through 1998.

     AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency is the dollar for these investments, the related investment income and realized/unrealized investment gains and losses.

     We have designated the yen-denominated notes payable (Note 7) held by the Parent Company as a hedge of our net investment in AFLAC Japan. Outstanding principal and related accrued interest payable on the yen-denominated borrowings are translated into dollars at end-of-period exchange rates. Currency translation adjustments are reported in accumulated other comprehensive income.

     Insurance Revenue and Expense Recognition: The supplemental health insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

     Insurance premiums for health policies are recognized as earned income ratably over the terms of the policies. When revenues are recorded, the related amounts of benefits and expenses are charged against such revenues, so as to result in recognition of profits in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs to determine that they are recoverable from future revenues and charge against earnings costs that are not recoverable.

     Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

     Investments: Our fixed-maturity securities and perpetual debentures (debt securities) are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption, and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss.

     In 1998, we reclassified certain debt securities from "available for sale" to "held to maturity." The related unrealized gains and losses at the date of transfer on these securities are being amortized over the remaining term of the securities. These unamortized unrealized gains and losses, plus the net unrealized gains and losses on securities available for sale, less amounts applicable to policy liabilities and deferred income taxes, are reported in accumulated other comprehensive income. The portion of unrealized gains credited to policy liabilities represents gains that would not inure to the benefit of shareholders if such gains were actually realized. These amounts relate to policy reserve interest requirements and reflect the difference between market investment yields and estimated minimum required interest rates.

     Amortized cost of debt securities is based on the purchase price adjusted for accrual of discount or amortization of premium. The amortized cost of debt securities purchased at a discount will equal the face or par value at maturity. Debt securities purchased at a premium will have an amortized cost equal to face or par value at the earlier of a call date or maturity.

     Interest is recorded as income when earned and is adjusted for amortization of any premium or discount. Dividends on equity securities are recorded as income on the ex-dividend dates.

     For the collateralized mortgage obligations portion of the fixed-maturity securities portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

     We identify the cost of each individual investment so that when we sell any of them, we are able to record the gain or loss on that transaction in our Consolidated Statements of Earnings. Effective January 1, 1997, we changed our method of determining the costs of investment securities sold from the first-in, first-out (FIFO) method to the specific identification method. This accounting change had no material effect on net earnings for the years ended December 31, 1997 and 1998.

     We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that is other than temporary, we establish a valuation allowance for the decline and record a realized loss in the Consolidated Statements of Earnings.

     We loan fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not recorded as sales. We receive other securities as collateral for such loans. Beginning in 1998, the collateral was not recorded as either an asset or liability on our balance sheet due to a required change in accounting standards. In prior years, the collateral was carried as an asset, and a liability was recorded for the return of the collateral.

     Deferred Policy Acquisition Costs: The costs of acquiring new business and converting existing policies are deferred and amortized, with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Costs deferred include first-year commissions in excess of renewal commissions and certain direct and allocated policy issue, underwriting and marketing expenses, all of which vary with and are primarily related to the production of new business. Policy acquisition costs deferred were $436 million in 1998, $408 million in 1997 and $427 million in 1996. Of the policy acquisition costs deferred, commissions represented 69% in 1998, 70% in 1997 and 67% in 1996.

     Insurance Liabilities: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables modified to reflect our experience, with reasonable provision for possible future adverse deviations in experience.

     Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claim experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new experience data emerges and reflect the changes in operating results in the year such adjustments are made.

     Income Taxes: Different rules are used in computing the U.S. and Japanese income tax expenses presented in the accompanying financial statements from those used in preparing the Company's income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse.

     Derivatives: We have only limited activity with derivative financial instruments. We do not use them for trading purposes nor do we engage in leveraged derivative transactions. In addition, we do not use derivatives to hedge the foreign-currency-denominated net assets of our foreign insurance operations, except for short-term hedges of our annual profit repatriations. We currently use two types of derivatives -- interest rate swaps and foreign currency forward contracts.

     We use the accrual method to account for the interest rate swaps in connection with our bank borrowings. The difference between amounts paid and received under such agreements is reported in interest expense in the Consolidated Statements of Earnings. Changes in the fair value of the swap agreements are not recognized in the financial statements. These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our related interest exposure from variable to fixed.

     We use short-term foreign currency forward contracts (usually five months or less) in connection with annual profit transfers from AFLAC Japan. These contracts are designated at inception as hedges of our investment in AFLAC Japan and are accounted for using the deferral method. We record the gains and losses during the period that the contracts are outstanding and at termination of the contracts as unrealized foreign currency translation gains in accumulated other comprehensive income.

     Employee Stock Options: We use the intrinsic value method to value employee stock options. Under this method, compensation cost is recognized only for the excess, if any, of the market price of the stock at the grant date over the amount an employee must pay upon exercise to acquire the stock. Our stock option plan requires that the exercise price be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized.

     Treasury Shares: We record treasury shares purchased at cost, which is the market value at the time of the transaction, and as a reduction of shareholders' equity. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We record realized gains or losses in additional paid-in capital when treasury shares are reissued.

     Stock Split: We paid a two-for-one stock split on June 8, 1998. All share and per-share amounts in the accompanying financial statements have been restated for this split.

     Earnings Per Share:  We are required to present two earnings per share
(EPS) calculations -- basic EPS and diluted EPS -- in the Consolidated Statements of Earnings. Basic EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options and other common stock equivalents.

     The components of the weighted-average shares used in the EPS calculations are as follows:

                                                            1998      1997      1996
                                                           -------   -------   -------
                                                            (IN THOUSANDS OF SHARES)
Average outstanding shares used for calculating basic
  EPS....................................................  266,305   272,110   280,352
Effect of stock options..................................    9,567     9,486     8,570
                                                           -------   -------   -------
Average outstanding shares used for calculating diluted
  EPS....................................................  275,872   281,596   288,922
                                                           =======   =======   =======

     Accounting Changes Adopted: We adopted Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, on January 1, 1997. This Statement established criteria for determining whether transfers of financial assets are sales or secured borrowings and established reporting requirements for those transactions involving secured obligations and collateral. Beginning in 1998, as required by this standard, we no longer recognize securities held as collateral as an asset, nor the related liability for the return of such collateral for security lending agreements entered into after December 31, 1997. The adoption of SFAS No. 125 had no effect on our net earnings or shareholders' equity.

     As required, we adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in 1998. This Statement requires that companies disclose business segment data on the basis that is used internally by management for evaluating segment performance and allocating resources to segments. This Statement requires that a company report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It also requires various reconciliations of total segment information to amounts in the consolidated financial statements. This information is presented in Note 2.

     We also adopted SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, in 1998. This Statement revises disclosures about pension and other postretirement benefit plans, but does not change the measurement or financial statement recognition of these plans. This information is presented in Note 11.

     As required, we adopted SFAS No. 128, Earnings per Share, in 1997 as described above in this Note under the caption, "Earnings Per Share."

     Accounting Pronouncements Not Yet Adopted: SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. We are currently evaluating this standard, which is effective January 1, 2000.

     The Accounting Standards Executive Committee issued Statement of Position
(SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, in December 1997. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments. It also provides guidance on how to measure the liability. This SOP is effective for 1999. Our present accounting method for guaranty fund and other insurance-related assessments substantially conforms to the requirements of this SOP.

     In March 1998, SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, we have expensed all such costs when incurred. This SOP is effective beginning in 1999.

     Reclassifications: Certain prior-year amounts have been reclassified to conform to the current year presentation.

(2)  FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

     The Company consists of three reportable business segments: AFLAC Japan insurance; AFLAC U.S. insurance; and prior to April 15, 1997, AFLAC Broadcast Division (the Company's television business in the United States). We primarily sell supplemental health insurance through the AFLAC Japan and AFLAC U.S. operations. Most of our policies are individually underwritten and marketed through independent agents at the worksite, with premiums paid by the employee. These operations also offer various life insurance policies. We completed the sale of our television operations in early 1997, as discussed in this Note.

     Operating business segments that are not individually reportable are included in the "All other" category, which includes minor insurance operations in foreign countries other than Japan and our printing subsidiary.

     We evaluate our business segments based on GAAP pretax operating earnings. We do not allocate corporate overhead expenses to business segments.

     Information regarding components of operations and lines of business for the years ended December 31 follows:

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Total revenues:
     AFLAC Japan:
          Earned premiums:
               Cancer life..................................  $3,839   $4,011   $4,315
               Other accident and health....................     413      336      318
               Life insurance...............................     486      456      319
          Net investment income.............................     917      893      896
          Other income......................................       2        1        1
                                                              ------   ------   ------
                    Total AFLAC Japan revenues..............   5,657    5,697    5,849
                                                              ------   ------   ------
     AFLAC U.S.:
          Earned premiums:
               Cancer.......................................     489      456      429
               Other accident and health....................     686      586      501
               Life insurance...............................      23       20       16
          Net investment income.............................     216      180      119
          Other income......................................       4        1        1
                                                              ------   ------   ------
                    Total AFLAC U.S. revenues...............   1,418    1,243    1,066
                                                              ------   ------   ------
     Television operations -- U.S...........................      --       16       92
     All other business segments............................      39       34       36
                                                              ------   ------   ------
                    Total business segments.................   7,114    6,990    7,043
     Realized investment gains (losses).....................      (2)      (5)       2
     Gain on sale of television business....................      --      267       60
     Corporate..............................................      30       40       34
     Intercompany eliminations..............................     (38)     (41)     (39)
                                                              ------   ------   ------
                    Total...................................  $7,104   $7,251   $7,100
                                                              ======   ======   ======
Earnings before income taxes:
     AFLAC Japan............................................  $  502   $  504   $  533
     AFLAC U.S..............................................     230      184      129
     Television operations -- U.S...........................    --          4       26
     All other business segments............................       2       (2)      (8)
                                                              ------   ------   ------
          Total business segments...........................     734      690      680
     Provision for the Japanese mandated policyholder
      protection fund.......................................    (111)    --       --
     Realized investment gains (losses).....................      (2)      (5)       2
     Gain on sale of television business....................    --        267       60
     Interest expense, non-insurance operations.............     (10)     (10)     (13)
     Corporate..............................................     (60)     (77)     (79)
                                                              ------   ------   ------
          Total.............................................  $  551   $  865   $  650
                                                              ======   ======   ======
Advertising expense:
     AFLAC Japan............................................  $   22   $   24   $   14
     AFLAC U.S..............................................      34       23       22
                                                              ------   ------   ------
          Total.............................................  $   56   $   47   $   36
                                                              ======   ======   ======

     Total assets at December 31 were as follows:

                                                               1998      1997
                                                              -------   -------
                                                                (IN MILLIONS)
Total assets:
     AFLAC Japan............................................  $26,912   $25,589
     AFLAC U.S..............................................    4,212     3,763
     All other business segments............................       59        75
                                                              -------   -------
          Total business segments...........................   31,183    29,427
     Corporate..............................................    4,674     4,249
     Intercompany eliminations..............................   (4,674)   (4,222)
                                                              -------   -------
          Total.............................................  $31,183   $29,454
                                                              =======   =======

     Total depreciation and amortization expense was $45 million in 1998, $41 million in 1997 and $50 million in 1996. AFLAC Japan accounted for $33 million in 1998, $28 million in 1997 and $26 million in 1996.

     Total expenditures for long-lived assets were $47 million in 1998, $11 million in 1997 and $18 million in 1996. The increase in 1998 primarily relates to the construction of an administrative office building for AFLAC U.S.

     Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 1998, $139 million, or 60.5% of total receivables were related to AFLAC Japan's operations ($120 million at December 31, 1997).

     Sale of Television Business: In 1997, we completed the sale of our television business, which consisted of seven network-affiliated television stations. The total pretax gain from the sale of our television business was $327 million. Cash sales proceeds received, after applicable selling expenses, were $449 million. Total sales proceeds also included advertising credits to be used by the Company over a five-year period with a fair value of $6 million. We also received cash for various current assets and liabilities.

     The sale of one station closed on December 31, 1996. The pretax and after-tax gains recognized on this sale in the fourth quarter of 1996 were $60 million and $48 million, respectively. The after-tax gain was $.17 per basic share and $.16 per diluted share in 1996. The sale of the remaining six stations closed on April 15, 1997. The pretax and after-tax gains recognized in the second quarter of 1997 were $267 million and $211 million, respectively. The 1997 after-tax gain was $.77 per basic share and $.75 per diluted share.

     Policyholder Protection Fund: During the first quarter of 1998, the Japanese government enacted a mandatory policyholder protection fund system. The life insurance industry is required to contribute $4.2 billion to this fund over a 10-year period. The total charge for our share of the contribution obligation was recognized in the first quarter of 1998 and decreased pretax earnings by $111 million for the year ended December 31, 1998. The after-tax charge was $65 million, or $.24 per basic and diluted share.

     During the second quarter of 1997, Nissan Mutual Life Insurance Company, a Japanese insurer, was declared insolvent. All life insurers doing business in Japan had previously agreed to contribute to a voluntary policyholder protection fund that would be used to help offset insurer insolvencies. During the second quarter of 1997, AFLAC Japan recognized a pretax charge of 3.0 billion yen ($25 million) for its obligation to this policyholder protection fund. The after-tax charge was

$14 million ($.05 per basic and diluted share). This assessment is payable semiannually over 10 years beginning in 1998.

     Yen-Translation Effects: AFLAC Japan owns U.S. dollar-denominated securities, which we have designated as an economic currency hedge of a portion of our investment in AFLAC Japan. In addition, we have designated the Parent Company's yen-denominated bank borrowings (Note 7) as a hedge of our net investment in AFLAC Japan. The dollar values of our yen-denominated net assets subject to foreign currency translation fluctuations for financial reporting purposes were as follows at December 31 (translated at end-of-year exchange rates):

                                                               1998     1997
                                                              ------   ------
                                                               (IN MILLIONS)
AFLAC Japan net assets......................................  $2,726   $2,541
Less:
     AFLAC Japan dollar-denominated net assets..............   1,805    1,555
     Parent Company yen-denominated net liabilities.........     579      498
                                                              ------   ------
Total yen-denominated net assets subject to foreign currency
  translation fluctuations..................................  $  342   $  488
                                                              ======   ======

     The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 1998, and their effect on selected financial data.

                                                                   1998         1997         1996
                                                                  -------      -------      -------
Balance Sheets:
     Yen/dollar exchange rate at December 31................       115.70       130.10       116.10
     Yen percent weakening (strengthening)..................        (12.4)%       10.8%        11.3%
     Exchange effect on total assets (billions).............      $   2.8      $  (2.9)     $  (2.6)
     Exchange effect on total liabilities (billions)........      $   2.7      $  (2.8)     $  (2.6)
Statements of Earnings:
     Average exchange rate for the year.....................       130.89       121.07       108.84
     Yen percent weakening..................................          7.5%        10.1%        13.5%
     Exchange effect on net earnings (millions).............      $   (20)     $   (24)     $   (43)
     Exchange effect on diluted EPS.........................      $  (.07)     $  (.08)     $  (.15)

     Other: Payments are made from AFLAC Japan to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $192 million in 1998, $386 million in 1997 and $254 million in 1996. See Note 10 for information concerning restrictions on remittances from AFLAC Japan.

(3)  INVESTMENTS

     During the fourth quarter of 1998, we revised our investment management policy regarding the holding-period intent for certain of our private placement debt securities. Our past practice was to hold these securities to their contractual or economic maturity dates. We have now made this our formal policy. Accordingly, debt securities carried at a fair value of $6.4 billion were reclassified as of October 1, 1998, from the category "available for sale" to "held to maturity." The related unrealized gain of $1.1 billion as of October 1, 1998, on these securities is being amortized over the remaining term of the securities.

     The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following tables:

                                                              DECEMBER 31, 1998
                                                ---------------------------------------------
                                                 COST OR      GROSS        GROSS
                                                AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                  COST        GAINS        LOSSES      VALUE
                                                ---------   ----------   ----------   -------
                                                                (IN MILLIONS)
Available for sale, carried at fair value:
     Fixed-maturity securities:
          Yen-denominated:
               Government and guaranteed......   $ 6,018      $1,515        $ 17      $ 7,516
               Municipalities.................       541          55       --             596
               Public utilities...............     2,884         336         104        3,116
               Banks/financial institutions...     1,447          30         140        1,337
               Other corporate................       518          11          37          492
                                                 -------      ------        ----      -------
                    Total yen-denominated.....    11,408       1,947         298       13,057
                                                 -------      ------        ----      -------
          U.S. dollar-denominated:
               U.S. government................       221          14       --             235
               Municipalities.................        10           1       --              11
               Mortgage-backed securities.....        95           4       --              99
               Sovereign and Supranational....       161          14       --             175
               Banks/financial institutions...     1,922         159           3        2,078
               Other corporate................     1,882         145          22        2,005
                                                 -------      ------        ----      -------
                    Total
                      dollar-denominated......     4,291         337          25        4,603
                                                 -------      ------        ----      -------
                    Total fixed-maturity
                      securities..............    15,699       2,284         323       17,660
                                                 -------      ------        ----      -------
     Perpetual debentures:
          Yen-denominated:
               Banks/financial institutions...     1,216           1          98        1,119
          Dollar-denominated:
               Banks/financial institutions...       198           6       --             204
                                                 -------      ------        ----      -------
                    Total perpetual
                      debentures..............     1,414           7          98        1,323
                                                 -------      ------        ----      -------
     Equity securities........................       101          82           6          177
                                                 -------      ------        ----      -------
                    Total securities available
                      for sale................   $17,214      $2,373        $427      $19,160
                                                 =======      ======        ====      =======
Held to maturity, carried at amortized cost:
     Fixed-maturity securities:
          Yen-denominated:
               Government.....................   $   769      $--           $ 51      $   718
               Municipalities.................       334       --             24          310
               Public utilities...............       598       --             62          536
               Banks/financial institutions...     1,148           2          66        1,084
               Other corporate................     1,098           7          62        1,043
                                                 -------      ------        ----      -------
                    Total fixed-maturity
                      securities..............     3,947           9         265        3,691
                                                 -------      ------        ----      -------
     Perpetual debentures:
          Yen-denominated:
               Banks/financial institutions...     3,494          12         375        3,131
                                                 -------      ------        ----      -------
                    Total perpetual
                      debentures..............     3,494          12         375        3,131
                                                 -------      ------        ----      -------
                    Total securities held to
                      maturity................   $ 7,441      $   21        $640      $ 6,822
                                                 =======      ======        ====      =======

                                                              DECEMBER 31, 1997
                                                ---------------------------------------------
                                                 COST OR      GROSS        GROSS
                                                AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                  COST        GAINS        LOSSES      VALUE
                                                ---------   ----------   ----------   -------
                                                                (IN MILLIONS)
Available for sale, carried at fair value:
     Fixed-maturity securities:
          Yen-denominated:
               Government and guaranteed......   $ 6,031      $1,696        $ 3       $ 7,724
               Municipalities.................       759         124       --             883
               Public utilities...............     2,538         469       --           3,007
               Banks/financial institutions...     1,941         248          5         2,184
               Other corporate................       962         146       --           1,108
                                                 -------      ------        ---       -------
                    Total yen-denominated.....    12,231       2,683          8        14,906
                                                 -------      ------        ---       -------
          U.S. dollar-denominated:
               U.S. government................       314          16       --             330
               Municipalities.................        13           1       --              14
               Mortgage-backed securities.....       312          11       --             323
               Sovereign and Supranational....       150          11       --             161
               Banks/financial institutions...     1,505         115       --           1,620
               Other corporate................     1,548         112          7         1,653
                                                 -------      ------        ---       -------
                    Total
                      dollar-denominated......     3,842         266          7         4,101
                                                 -------      ------        ---       -------
                    Total fixed-maturity
                      securities..............    16,073       2,949         15        19,007
                                                 -------      ------        ---       -------
     Perpetual debentures:
          Yen-denominated:
               Banks/financial institutions...     2,911         376          1         3,286
          Dollar-denominated:
               Banks/financial institutions...       137           8       --             145
                                                 -------      ------        ---       -------
                    Total perpetual
                      debentures..............     3,048         384          1         3,431
                                                 -------      ------        ---       -------
     Equity securities........................        80          68          2           146
                                                 -------      ------        ---       -------
                    Total securities available
                      for sale................   $19,201      $3,401        $18       $22,584
                                                 =======      ======        ===       =======

     Fair values for debt securities were provided by outside securities consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics. The fair values for equity securities were determined using market quotations on the principal public exchange markets.

     The amortized cost and fair values of our investments in fixed-maturity securities at December 31, 1998, by contractual maturity are shown below:

                                                      AFLAC JAPAN           AFLAC U.S.
                                                  -------------------   ------------------
                                                  AMORTIZED    FAIR     AMORTIZED    FAIR
                                                    COST       VALUE      COST      VALUE
                                                  ---------   -------   ---------   ------
                                                               (IN MILLIONS)
Available for sale:
     Due in one year or less....................   $   197    $   202    $   63     $   63
     Due after one year through five years......     2,265      2,578       221        234
     Due after five years through 10 years......     1,532      1,761       238        256
     Due after 10 years.........................     8,824     10,043     2,264      2,424
     U.S. mortgage-backed securities............        69         73        26         26
                                                   -------    -------    ------     ------
          Total fixed-maturity securities
            available for sale..................   $12,887    $14,657    $2,812     $3,003
                                                   =======    =======    ======     ======
Held to maturity:
     Due in one year or less....................   $    23    $    23    $   --     $   --
     Due after one year through five years......       417        413        --         --
     Due after five years through 10 years......       399        385        --         --
     Due after 10 years.........................     3,108      2,870        --         --
                                                   -------    -------    ------     ------
          Total fixed-maturity securities held
            to maturity.........................   $ 3,947    $ 3,691    $   --     $   --
                                                   =======    =======    ======     ======

     Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

     In recent years, AFLAC Japan has purchased subordinated perpetual debenture securities issued primarily by European and Japanese banks. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the issue-date fixed-rate interest coupons subsequently increase to a market-interest rate plus 150 to 300 basis points and change to a variable-interest rate basis, generally by the 25th year after issuance, creating an economic maturity date. The economic maturities of the perpetual debentures owned at December 31, 1998, were as follows:

                                                       AFLAC JAPAN          AFLAC U.S.
                                                    ------------------   -----------------
                                                    AMORTIZED    FAIR    AMORTIZED   FAIR
                                                      COST      VALUE      COST      VALUE
                                                    ---------   ------   ---------   -----
                                                                (IN MILLIONS)
Available for sale:
     Due after five years through 10 years........   $  160     $  162     $ 70      $ 73
     Due after 15 years...........................    1,184      1,088     --         --
                                                     ------     ------     ----      ----
          Total perpetual debentures available for
            sale..................................   $1,344     $1,250     $ 70      $ 73
                                                     ======     ======     ====      ====
Held to maturity:
     Due after one year through five years........   $  160     $  155     $--       $--
     Due after five years through 10 years........      578        548     --         --
     Due after 10 years through 15 years..........    1,117      1,033     --         --
     Due after 15 years...........................    1,639      1,395     --         --
                                                     ------     ------     ----      ----
          Total perpetual debentures held to
            maturity..............................   $3,494     $3,131     $--       $--
                                                     ======     ======     ====      ====

     For AFLAC Japan, the duration of policy benefit liabilities is longer than that of the related investment assets. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of such investments will be at a yield below that of the interest required for the accretion of policy liabilities. At December 31, 1998, the average duration of the yen-denominated policy liabilities was approximately 13 years, unchanged from 1997. The average duration of the yen-denominated debt securities was approximately nine years at both December 31, 1998 and 1997. The weighted-average period to maturity of debt securities of AFLAC Japan at December 31, 1998, was 13.9 years, compared with 13.5 years at December 31, 1997.

     Realized and unrealized gains and losses from investments for the years ended December 31 were as follows:

                                                            1998      1997      1996
                                                           -------   -------   -------
                                                                  (IN MILLIONS)
Realized gains (losses) on sale or redemption of
  securities available for sale:
     Debt securities:
          Gross gains from sales.........................  $    16   $    24   $    21
          Gross losses from sales........................      (35)      (32)      (17)
          Net gains from redemptions.....................        1     --        --
                                                           -------   -------   -------
                                                               (18)       (8)        4
     Equity securities:
          Gross gains from sales.........................       20        16         2
          Gross losses from sales........................       (5)      (12)       (1)
     Other long-term assets, net.........................        1        (1)       (3)
                                                           -------   -------   -------
          Net realized gains (losses)....................  $    (2)  $    (5)  $     2
                                                           =======   =======   =======
Changes in unrealized gains (losses):
     Debt securities:
          Available for sale.............................  $(1,447)  $   930   $  (184)
          Unamortized unrealized gains on securities
            transferred to held to maturity..............    1,224     --        --
     Equity securities...................................       10        16        23
                                                           -------   -------   -------
          Net unrealized gains (losses)..................  $  (213)  $   946   $  (161)
                                                           =======   =======   =======

     The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was:

                                                               1998     1997
                                                              ------   ------
                                                               (IN MILLIONS)
Unrealized gains on securities available for sale...........  $1,946   $3,383
Unamortized unrealized gains on securities transferred to
  held to maturity..........................................   1,224       --
Less:
     Policy liabilities.....................................     885    1,272
     Deferred income taxes..................................     953      826
                                                              ------   ------
Shareholders' equity, net unrealized gains on investment
  securities................................................  $1,332   $1,285
                                                              ======   ======

     The following debt securities individually exceeded 10% of shareholders' equity at December 31:

                                                          1998                 1997
                                                   ------------------   ------------------
                                                   AMORTIZED    FAIR    AMORTIZED    FAIR
                                                     COST      VALUE      COST      VALUE
                                                   ---------   ------   ---------   ------
                                                                (IN MILLIONS)
Japan National Government........................   $5,675     $7,157    $5,178     $6,715
The Tokyo Electric Power Co., Inc................      811        927       742        885
Chubu Electric Power Co., Inc....................      698        714       444        518
Dai-Ichi Kangyo Bank.............................      454        420         *          *
Sumitomo Bank....................................      404        348         *          *
Credit Suisse First Boston.......................      393        394         *          *

---------------
* Less than 10%

     AFLAC Japan's investments in Japanese government bonds (at amortized cost) constituted 23.9% and 28.3% of total debt securities at December 31, 1998 and 1997, respectively. Private placement investments held by AFLAC Japan at amortized cost accounted for 41.2% and 34.2% of total debt securities at December 31, 1998 and 1997, respectively. Most of the securities classified as held to maturity and perpetual debentures classified as available for sale constitute private placement investments.

     In January 1999, the credit ratings of several major Japanese financial institutions were downgraded. We owned debt securities issued by a Japanese bank in the amount of $454 million, or 1.8% of total debt securities at December 31, 1998. Following the downgrade, these securities were rated "Ba1" by Moody's and "BB+" by Standard & Poor's.

     The components of net investment income for the years ended December 31 were as follows:

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Fixed-maturity securities...................................  $  985   $  942   $  918
Perpetual debentures........................................     158      134      109
Equity securities...........................................       2        2        2
Mortgage loans and other....................................       1        2        2
Short-term investments and cash equivalents.................       8       15        9
                                                              ------   ------   ------
     Gross investment income................................   1,154    1,095    1,040
Less investment expenses....................................      16       17       18
                                                              ------   ------   ------
     Net investment income..................................  $1,138   $1,078   $1,022
                                                              ======   ======   ======

     At December 31, 1998, debt securities with a fair value of $12 million were on deposit with regulatory authorities. As of December 31, 1998, $54 million, at fair value, of AFLAC Japan's investment securities had been pledged to the Japan policyholder protection fund. The Company retains ownership of all securities on deposit and receives the related investment income.

(4)  FINANCIAL INSTRUMENTS

     Nonderivatives: The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented in this note.

     The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for mortgage loans and notes payable with fixed interest rates were estimated using discounted cash flow analyses based on current rates for similar loans and borrowings.

     We use short-term security lending arrangements in AFLAC Japan to increase investment income with minimal risk. At December 31, 1998 and 1997, AFLAC Japan had security loans outstanding of $3.0 billion at fair value. At December 31, 1998 and 1997, we held Japanese government bonds as collateral for these loaned securities. Prior to 1998, securities received as collateral for such loans were reported separately in assets, at fair value, with a corresponding liability of the same amount for the return of such collateral at termination of the loans. Beginning in 1998, such collateral assets and the related liability are no longer included on the balance sheet under the accounting provisions of SFAS No. 125 (Note 1). The Company's security lending policy requires that the fair value of the securities received as collateral be 105% or more of the fair value of the loaned securities as of the date the securities are loaned and not less than 100% thereafter.

     Derivatives: We have only limited activity with derivative financial instruments and do not use them for trading purposes nor engage in leveraged derivative transactions. In addition, we do not use derivatives to hedge the foreign-currency-denominated net assets of our foreign insurance operations, except for short-term hedges of annual profit repatriations (none were outstanding at December 31, 1998 or 1997). See Note 1 for a description of our accounting policies for derivative financial instruments. See Note 2 for additional information on our yen-denominated net assets.

     We have outstanding interest rate swaps on 49.6 billion yen ($428 million) of our variable-interest-rate yen-denominated borrowings (Note 7). These swaps reduce the impact of changes in interest rates on our borrowing costs and effectively change our interest rate from variable to fixed. The interest rate swaps have notional principal amounts that equal the anticipated unpaid principal amounts on a portion of these loans. Under these agreements, the Company makes fixed-rate payments at 2.29% on one loan and 1.24% on another loan and receives floating-rate payments (.75% at December 31, 1998, plus loan costs of 25 or 20 basis points, respectively) based on the three-month Tokyo Interbank Offered Rate.

     The fair value of interest rate swaps is the estimated amount that we would receive or pay to terminate the swap agreements at the reporting date. We are exposed to nominal credit risk in the event of nonperformance by counterparties to these interest rate swap agreements. The counterparties are primarily Japanese banks with the following credit ratings as of December 31, 1998.

                COUNTERPARTY
                CREDIT RATING                  NOTIONAL AMOUNT
                -------------                  ---------------
                                                (IN MILLIONS)
     AA......................................       $ 39
     A.......................................        106
     BBB.....................................        283
                                                    ----
               Total.........................       $428
                                                    ====

     The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                                                 1998                 1997
                                                          ------------------   ------------------
                                                          CARRYING    FAIR     CARRYING    FAIR
                                                           AMOUNT     VALUE     AMOUNT     VALUE
                                                          --------   -------   --------   -------
                                                                       (IN MILLIONS)
ASSETS:
     Fixed-maturity securities..........................  $21,607    $21,351   $19,007    $19,007
     Perpetual debentures...............................    4,817      4,454     3,431      3,431
     Equity securities..................................      177        177       146        146
     Mortgage loans.....................................        6          8        14         17
     Policy loans.......................................        1          1         1          1
     Securities held as collateral for loaned
       securities.......................................        *      3,101     3,034      3,034
LIABILITIES:
     Notes payable (excluding capitalized leases).......      578        578       505        505
     Derivatives -- interest rate swaps.................        *          7         *          8
     Payables for return of collateral on loaned
       securities.......................................        *      3,101     3,034      3,034

---------------
* Off-balance sheet financial instrument

(5)  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31:

                                                           1998        1997
                                                           ----        ----
                                                            (IN MILLIONS)
Land.....................................................  $131        $111
Buildings................................................   335         290
Equipment................................................   159         147
                                                           ----        ----
                                                            625         548
Less accumulated depreciation............................   198         162
                                                           ----        ----
     Net property and equipment..........................  $427        $386
                                                           ====        ====

(6)  POLICY LIABILITIES

     The liability for future policy benefits at December 31 consisted of the following:

                                                  LIABILITY AMOUNTS            INTEREST RATES
                                                 --------------------      ----------------------
                                    POLICY                                   YEAR
                                     ISSUE                                    OF          IN 20
                                     YEAR         1998         1997         ISSUE         YEARS
                                    -------      -------      -------      --------      --------
                                                    (IN MILLIONS)
Health insurance:
     Japan........................  1997-98      $   409      $    97           3.5%          3.5%
                                    1995-96          111           67           4.0           4.0
                                    1994-96        1,763        1,226           4.5           4.5
                                    1990-94        9,392        7,595           5.5           5.5
                                    1988-91          711          597          5.25          5.25
                                    1987-88        1,238        1,043           5.5           5.5
                                    1985-86        1,051          893          6.75           5.5
                                    1978-84        2,757        2,391           6.5           5.5
                                    1974-79          698          616           7.0           5.0
     U.S..........................  1988-98          705          590           8.0           6.0
                                    1986-98          542          489           6.0           6.0
                                    1985-86           26           26           6.5           6.5
                                    1981-86          258          261           7.0           5.5
                                    Other            156          158
     Other foreign................                    --           41
Life insurance:
     Japan........................  1997-98          114           28           3.5           3.5
                                    1994-96          373          215           4.0           4.0
                                    1988-93          652          489          5.25          5.25
                                    1987-88          136          104           5.5           5.5
                                    1985-87          210          172          5.65          5.65
     U.S..........................  1956-98           31           29       4.0-6.0       4.0-6.0
Adjustment for unrealized gains on
  investments (Note 3)............                   885        1,272
                                                 -------      -------
          Total...................               $22,218      $18,399
                                                 =======      =======

     The weighted-average interest rates reflected in the Consolidated Statements of Earnings for future policy benefits for Japanese policies were 5.4% in 1998, and 5.5% in both 1997 and 1996; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 1998.

     Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Unpaid supplemental health claims -- beginning of year......  $  987   $1,025   $1,011
                                                              ------   ------   ------
Add claims incurred during the year related to:
    Current year............................................   2,460    2,346    2,366
    Prior years.............................................    (136)    (159)    (156)
                                                              ------   ------   ------
         Total incurred.....................................   2,324    2,187    2,210
                                                              ------   ------   ------
Less claims paid during the year:
    On claims incurred during current year..................   1,579    1,507    1,471
    On claims incurred during prior years...................     617      626      617
                                                              ------   ------   ------
         Total paid.........................................   2,196    2,133    2,088
                                                              ------   ------   ------
Effect of foreign exchange rate changes on unpaid claims....     107      (92)    (108)
                                                              ------   ------   ------
Unpaid supplemental health claims -- end of year............   1,222      987    1,025
Unpaid life claims -- end of year...........................      41       24       14
                                                              ------   ------   ------
         Total liability for unpaid policy claims...........  $1,263   $1,011   $1,039
                                                              ======   ======   ======

     Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates.

(7)  NOTES PAYABLE

     A summary of notes payable at December 31 follows:

                                                              1998    1997
                                                              -----   -----
                                                              (IN MILLIONS)
Unsecured, yen-denominated notes payable to banks:
     Reducing, revolving credit agreement, due annually
      through July 2001:
          2.29% fixed interest rate.........................  $294    $349
          Variable interest rate (.95% at December 31,
            1998)...........................................    35     --
     Revolving credit agreement due November 2002:
          1.24% fixed interest rate.........................   134     149
          Variable interest rate (.90% at December 31,
            1998)...........................................   115     --
Obligations under capitalized leases, due monthly through
  2003, secured by computer equipment in Japan..............    18      18
Other.......................................................   --        7
                                                              ----    ----
          Total notes payable...............................  $596    $523
                                                              ====    ====

     The Company has a reducing revolving credit agreement that provides for bank borrowings through July 2001 in either U.S. dollars or Japanese yen. The current borrowing limit is $325 million. Under the terms of the agreement, the borrowing limit will reduce to $250 million on July 15, 1999, and $125 million on July 15, 2000. At December 31, 1998, 34.1 billion yen ($294 million) was outstanding at a fixed interest rate and 4.0 billion yen ($35 million) was outstanding at a variable interest rate under this agreement.

     We also have an unsecured revolving credit agreement that provides for bank borrowings through November 2002 with a borrowing limit of $250 million, payable in either Japanese yen or U.S. dollars. At December 31, 1998, 15.5 billion yen ($134 million) was outstanding at a fixed interest rate and 13.3 billion yen ($115 million) was outstanding at a variable interest rate under this agreement.

     The principal amount of the loans at any date will fluctuate due to changes in the yen-to-dollar foreign currency exchange rate.

     Since most of these loans are with Japanese banks, we also incur the premium that Japanese banks are charged for short-term money, commonly referred to as the "Japan premium." Interest rate swaps related to the 2.29% and 1.24% (fixed rates after swaps) loans are described in Note 4.

     The aggregate contractual maturities of notes payable during each of the years after December 31, 1998, are: 1999, $86 million; 2000, $130 million; 2001, $128 million; and 2002, $252 million.

     We were in compliance with all of the covenants of the credit agreements at December 31, 1998.

(8)  INCOME TAXES

     The income tax effects of the temporary differences that give rise to deferred income tax assets and liabilities as of December 31 were as follows:

                                                               1998     1997
                                                              ------   ------
                                                               (IN MILLIONS)
Deferred income tax liabilities:
     Deferred acquisition costs.............................  $1,023   $  975
     Unrealized gains on investment securities..............     461    1,332
     Other basis differences in investment securities.......     792       --
     Difference in tax basis of investment in AFLAC Japan...      --       86
     Premiums receivable....................................      67       73
                                                              ------   ------
          Total deferred income tax liabilities.............   2,343    2,466
                                                              ------   ------
Deferred income tax assets:
     Other basis differences in investment securities.......      --      153
     Difference in tax basis of investment in AFLAC Japan...      61       --
     Foreign tax credit carryforwards.......................      --       64
     Policy benefit reserves................................     440      498
     Policyholder protection fund...........................      49       18
     Unfunded retirement benefits...........................      71       72
     Other accrued expenses.................................      33       63
     Other..................................................     223      119
                                                              ------   ------
          Total gross deferred tax assets...................     877      987
     Less valuation allowance...............................      79      123
                                                              ------   ------
          Total deferred income tax assets..................     798      864
                                                              ------   ------
               Net deferred income tax liability............   1,545    1,602
               Current income tax liability.................     320      225
                                                              ------   ------
               Total income tax liability...................  $1,865   $1,827
                                                              ======   ======

     A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and non-insurance loss carryforwards that exceed projected future offsets. Only 35% of non-insurance losses can be offset against life insurance taxable income each year. During 1998, the valuation allowance for deferred tax assets decreased by $44 million (decreased by $40 million in 1997) due to changes in carryforwards of foreign tax credits and non-insurance losses for U.S. federal income tax purposes. No foreign tax credit carryforwards remained at December 31, 1998. Alternative minimum tax credit carryforwards of approximately $10 million are available at December 31, 1998.

     The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

                                                              JAPAN   U.S.    TOTAL
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
1998:
     Current................................................  $ 252   $  25   $ 277
     Deferred -- operations.................................    (88)     (4)    (92)
     Deferred tax benefit from Japanese tax rate
       reduction............................................   (121)   --      (121)
                                                              -----   -----   -----
          Total.............................................  $  43   $  21   $  64
                                                              =====   =====   =====
1997:
     Current................................................  $ 203   $  89   $ 292
     Deferred -- operations.................................     (6)     (6)    (12)
                                                              -----   -----   -----
          Total.............................................  $ 197   $  83   $ 280
                                                              =====   =====   =====
1996:
     Current................................................  $ 207   $  33   $ 240
     Deferred -- operations.................................     14       2      16
                                                              -----   -----   -----
          Total.............................................  $ 221   $  35   $ 256
                                                              =====   =====   =====

     Income tax expense in the accompanying consolidated financial statements varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
Income taxes based on U.S statutory rates...................  $ 193   $ 303   $ 228
Deferred tax benefit from Japanese tax rate reduction.......   (121)   --      --
U.S. alternative minimum tax................................     12      50      26
Utilization of foreign tax credits..........................    (47)    (91)    (11)
Non-insurance losses generating no current tax benefit......      9    --        12
Other, net..................................................     18      18       1
                                                              -----   -----   -----
     Income tax expense.....................................  $  64   $ 280   $ 256
                                                              =====   =====   =====

     Income taxes are recorded in the Statements of Earnings and directly in certain shareholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
Statements of Earnings......................................  $  64   $ 280   $ 256
                                                              -----   -----   -----
Other comprehensive income:
     Change in unrealized foreign currency translation gains
       on AFLAC Japan's dollar-denominated securities.......    (29)   --      --
     Unrealized gains on investment securities:
          Unrealized holding gains (losses) arising during
            the year........................................    129     688    (113)
          Reclassification adjustment for realized (gains)
            losses included in net earnings.................     (2)      4      (4)
                                                              -----   -----   -----
               Total income taxes allocated to other
                 comprehensive income.......................     98     692    (117)
                                                              -----   -----   -----
Additional paid-in capital (exercise of stock options)......     (1)     (1)   --
                                                              -----   -----   -----
               Total income taxes...........................  $ 161   $ 971   $ 139
                                                              =====   =====   =====

     Effective January 1, 1998, the Japanese government changed the income tax provisions for foreign companies operating in Japan, increasing income taxes on investment income and realized gains/losses from securities issued by entities located in their home country. This change increases Japanese income taxes on the income from most of AFLAC Japan's dollar-denominated securities. In addition, in March 1998, the Japanese government enacted a reduction in the Japanese corporate income tax rate. The statutory rate for AFLAC Japan declined from 45.3% to 41.7% beginning May 1, 1998. The net effect of these two Japanese tax changes increased income tax expense on consolidated operating earnings by approximately $10 million for the year ended December 31, 1998 (an increase of approximately $22 million from increased taxes on AFLAC Japan's dollar-denominated investment income, less approximately $12 million from the benefit of the statutory tax rate reduction).

     The Japanese tax rate reduction also increased 1998 net earnings by $121 million ($.46 per basic share, $.44 per diluted share) from the reduction of AFLAC Japan's deferred tax liability as of March 31, 1998, the date of enactment of the reduced tax rate. The deferred tax reduction represented the effect of recalculating Japanese deferred income taxes at the new 41.7% rate on the temporary differences between the financial reporting basis and the Japanese income tax basis of AFLAC Japan's assets and liabilities.

     The Japanese income tax change in 1998, relating to the income on AFLAC Japan's dollar-denominated securities issued by U.S. entities, also impacted income tax expense for the two other-comprehensive-income components for the year ended December 31, 1998. Deferred income tax expense on unrealized gains (losses) for 1998 on debt securities includes $76 million for AFLAC Japan's dollar-denominated securities, of which $59 million related to accumulated unrealized gains existing as of January 1, 1998, the effective date of the tax law change. The deferred income tax benefits of $29 million on changes in unrealized foreign currency translation gains for 1998 represents Japanese income taxes on currency translation gains that arise for Japanese tax purposes from conversion of AFLAC Japan's dollar-denominated investments into yen. This tax benefit is net of a deferred income tax expense of $51 million on accumulated currency translation gains existing as of January 1, 1998.

     In late 1998, the Japanese government proposed a further reduction in the Japanese income tax rate. The proposal would reduce AFLAC Japan's income tax rate from 41.7% to 36.2% effective April 1, 1999. The proposal is expected to be finalized in early 1999. Such tax rate reduction is not expected to reduce AFLAC's future consolidated income tax expense. Instead, it will largely result in a shift of income tax expense from Japan to the United States as a result of the U.S. foreign tax credit provisions.

(9)  SHAREHOLDERS' EQUITY

     On May 4, 1998, the board of directors declared a two-for-one stock split. This split was payable to shareholders of record as of May 22, 1998, and the additional shares were issued on June 8, 1998. All share and per-share amounts in the accompanying financial statements have been restated for this split.

     The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

                                                            1998      1997      1996
                                                           -------   -------   -------
                                                            (IN THOUSANDS OF SHARES)
Common stock -- issued:
     Balance at beginning of year........................  316,380   314,478   312,716
     Exercise of stock options...........................    1,591     1,902     1,762
                                                           -------   -------   -------
     Balance at end of year..............................  317,971   316,380   314,478
                                                           -------   -------   -------
Treasury stock:
     Balance at beginning of year........................   49,944    38,708    28,767
     Purchases of treasury stock:
          Open market....................................    3,806    12,737    11,849
          Received from employees for taxes on stock
            option exercises.............................      212       390       280
     Shares issued to sales associates stock bonus plan
       and dividend reinvestment plan....................   (1,218)   (1,526)   (1,874)
     Exercise of stock options...........................     (457)     (365)     (314)
                                                           -------   -------   -------
     Balance at end of year..............................   52,287    49,944    38,708
                                                           -------   -------   -------
Shares outstanding at end of year........................  265,684   266,436   275,770
                                                           =======   =======   =======

     Share Repurchase Program: Since the inception of the share repurchase program in February 1994, we have purchased 57.4 million shares. Approximately
7.4 million shares are still available for purchase under current authorizations.

     Stock Options: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The option period runs for a maximum of 10 years. The exercise price must be equal to 100% of the fair market value at the date of grant; therefore, no compensation expense is recognized. The options are exercisable immediately unless they are placed under a vesting schedule that is determined by the compensation committee of the board of directors at the time of the grant. At December 31, 1998, 10.6 million shares were available for future grants.

     The following table summarizes stock option activity:

                                                                       WEIGHTED-AVERAGE
                                                              OPTION    EXERCISE PRICE
                                                              SHARES      PER SHARE
                                                              ------   ----------------
                                                              (IN THOUSANDS OF SHARES)
Outstanding at December 31, 1995............................  16,403        $ 7.31
     Granted................................................   3,660         16.40
     Canceled...............................................    (128)        12.60
     Exercised..............................................  (2,333)         5.28
                                                              ------
Outstanding at December 31, 1996............................  17,602          9.43
     Granted................................................   1,451         26.73
     Canceled...............................................     (40)        15.44
     Exercised..............................................  (2,542)         5.78
                                                              ------
Outstanding at December 31, 1997............................  16,471         11.50
     Granted................................................   1,953         30.18
     Canceled...............................................     (31)        23.74
     Exercised..............................................  (2,148)         6.92
                                                              ------
Outstanding at December 31, 1998............................  16,245         14.33
                                                              ======

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                              (IN THOUSANDS OF SHARES)
Shares exercisable at end of year...........................  12,946   13,256   13,551
                                                              ======   ======   ======

     The following table summarizes information about stock options outstanding at December 31, 1998:

                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                 -------------------------------------   -----------------------
                                WEIGHTED-
                                 AVERAGE     WEIGHTED-                 WEIGHTED-
                                REMAINING     AVERAGE                   AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING   LIFE (YRS)      PRICE     EXERCISABLE     PRICE
---------------  -----------   -----------   ---------   -----------   ---------
                                    (IN THOUSANDS OF SHARES)
$ 1.87 - $ 3.67       912          1.3        $ 2.21          912       $ 2.21
 3.73  -   8.07     1,823          2.1          5.34        1,823         5.34
 9.42               5,188          4.5          9.42        5,188         9.42
 9.60 -   14.10     1,518          5.9         12.57        1,512        12.56
15.83               2,586          7.1         15.83        1,691        15.83
16.97 -   27.69     2,280          8.3         23.54        1,532        23.53
30.09 -   38.00     1,938          9.5         30.18          288        30.12
                   ------                                  ------
 1.87 -   38.00    16,245          5.7         14.33       12,946        11.67
                   ======                                  ======

     As permitted by SFAS No. 123, we do not recognize compensation cost in the Consolidated Statements of Earnings for employee stock options. Had compensation cost for stock options granted after 1994 been determined using the fair-value-based method, as described in SFAS No. 123, the effect on our net earnings and net earnings per share would approximate the following pro forma amounts:

                                                            1998   1997   1996
                                                            ----   ----   ----
Decrease to:
     Net earnings (in millions)...........................  $ 13   $ 12   $  8
     Net earnings per share -- basic......................   .05    .04    .03
     Net earnings per share -- diluted....................   .05    .04    .03

     The fair value of each option granted after 1994 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 1998:

                                                     1998      1997      1996
                                                    -------   -------   -------
Expected life from vesting date (years)...........  3.5-4.4   3.4-6.1   3.7-6.1
Dividend yield....................................       .6%      1.0%      1.0%
Expected volatility...............................     27.3%     20.2%     19.3%
Risk-free interest rate...........................      5.5%      6.0%      7.0%

     The pro forma information presented above is not indicative of future amounts. The provisions of SFAS No. 123 were applicable prospectively, and the above pro forma disclosures therefore do not include amortization of the fair value of awards prior to 1995. Also, we expect that additional options will be granted in future years.

     Voting Rights: In accordance with the Parent Company's Articles of Incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

(10)  STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

     Net assets of the insurance subsidiaries aggregated $4.6 billion at December 31, 1998, on a GAAP basis. AFLAC Japan accounted for $2.7 billion, or 59.4%, of these net assets.

     Our insurance subsidiaries are required to report their results of operations and financial position to state insurance regulatory authorities, and in the case of AFLAC Japan, to the Japanese Financial Supervisory Agency, on the basis of statutory accounting practices prescribed or permitted by such authorities. As determined on a U.S. statutory accounting basis, AFLAC's net income was $231 million in 1998, $335 million in 1997 and $257 million in 1996, and capital and surplus was $1.6 billion and $1.8 billion at December 31, 1998 and 1997, respectively.

     Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

                                                               1998     1997
                                                              ------   ------
                                                               (IN MILLIONS)
Net assets on GAAP basis....................................  $4,591   $4,175
Adjustment of debt securities from fair value to amortized
  cost......................................................  (3,094)  (3,316)
Elimination of deferred policy acquisition costs............  (3,059)  (2,577)
Adjustment to policy liabilities............................   1,788    2,111
Elimination of deferred income taxes........................   1,578    1,642
Reduction in premiums receivable............................     (77)     (84)
Establishment of asset valuation reserve....................    (147)    (117)
Elimination of statutory non-admitted assets................    (110)     (84)
Difference in foreign currency translation adjustment.......     (73)      68
Difference in accrued expenses..............................     139       24
Other, net..................................................     112      (71)
                                                              ------   ------
     Net assets on U.S. statutory accounting basis..........  $1,648   $1,771
                                                              ======   ======

     The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of the insurance subsidiaries. Dividends, management fees (see Note 2) and other payments to the Parent Company by its insurance subsidiary are subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that the insurance subsidiary must maintain adequate risk-based capital. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Georgia without prior approval of the Commissioner of Insurance is the greater of the net gain from operations for the previous year determined under statutory accounting principles or 10% of statutory equity as of the previous year-end. Dividend payments by AFLAC during 1999 in excess of $213 million would require such approval. Dividends paid by AFLAC during 1998 were $172 million.

     A portion of AFLAC Japan annual earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with risk-based capital provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's U.S. dollar-denominated investments into yen. Earnings were remitted from AFLAC Japan to AFLAC U.S. in the amount of $154 million in 1998, $347 million in 1997 and $217 million in 1996.

     Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $397 million and $400 million at December 31, 1998 and 1997, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods are different, deferred income tax liabilities are not recognized, and investment securities are carried at cost less certain market value adjustments.

(11)  BENEFIT PLANS

     Reconciliations of the funded status of the basic employee defined benefit pension plans with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

                                                       1998                 1997
                                                -------------------   -----------------
                                                 JAPAN       U.S.      JAPAN     U.S.
                                                --------   --------   -------   -------
                                                            (IN THOUSANDS)
Projected benefit obligation:
     Benefit obligation at beginning of
       year...................................  $ 25,627   $ 50,465   $24,651   $45,492
     Service cost.............................     2,188      2,362     2,224     2,450
     Interest cost............................       973      3,491       982     3,132
     Actuarial loss...........................    10,190      5,559     1,233     3,652
     Benefits paid............................      (439)    (1,457)     (540)     (800)
     Effect of foreign exchange rate
       changes................................     4,884         --    (2,923)       --
     Other: termination of subsidiary plan....        --         --        --    (3,461)
                                                --------   --------   -------   -------
          Benefit obligation at end of year...    43,423     60,420    25,627    50,465
                                                --------   --------   -------   -------
Plan assets:
     Fair value of plan assets at beginning of
       year...................................    18,547     45,530    18,445    37,574
     Actual return on plan assets.............       465      2,878       301     7,166
     Employer contribution....................     2,260      1,590     2,480     1,590
     Benefits paid............................      (439)    (1,457)     (540)     (800)
     Effect of foreign exchange rate
       changes................................     2,608         --    (2,139)       --
                                                --------   --------   -------   -------
          Fair value of plan assets at end of
            year..............................    23,441     48,541    18,547    45,530
                                                --------   --------   -------   -------
          Funded status.......................   (19,982)   (11,879)   (7,080)   (4,935)
Unrecognized net actuarial loss...............    12,144     10,308     1,160     3,539
Unrecognized transition obligation (asset)....       502       (840)      523      (961)
Unrecognized prior service cost...............       972        165       932       182
                                                --------   --------   -------   -------
          (Accrued) prepaid benefit cost......  $ (6,364)  $ (2,246)  $(4,465)  $(2,175)
                                                ========   ========   =======   =======

     The components of retirement expense and actuarial assumptions for the years ended December 31 are as follows:

                                           1998              1997              1996
                                      ---------------   ---------------   ---------------
                                      JAPAN     U.S.    JAPAN     U.S.    JAPAN     U.S.
                                      ------   ------   ------   ------   ------   ------
                                                        (IN THOUSANDS)
Components of net periodic benefit
  cost:
     Service cost...................  $2,188   $2,362   $2,224   $2,450   $2,169   $2,591
     Interest cost..................     973    3,491      982    3,132    1,031    3,142
     Expected return on plan
       assets.......................    (450)  (4,086)    (429)  (3,366)    (587)  (2,911)
     Recognized net actuarial
       loss.........................      --       --       --      405       --      491
     Amortization of transition
       obligation (asset)...........      77     (122)      83     (122)      92     (122)
     Amortization of prior service
       cost.........................      67       16       72      (26)      80      (26)
     Net curtailment gain...........      --       --       --     (377)      --       --
                                      ------   ------   ------   ------   ------   ------
     Net periodic benefit cost......  $2,855   $1,661   $2,932   $2,096   $2,785   $3,165
                                      ======   ======   ======   ======   ======   ======
Weighted-average actuarial
  assumptions as of fiscal year-end:
     Discount rate-net periodic
       benefit cost.................     4.0%     7.0%     4.0%     7.0%     4.0%     7.0%
     Discount rate-benefit
       obligations..................     3.0      6.5      4.0      7.0      4.0      7.0
     Expected return on plan
       assets.......................     2.5      9.0      2.5      9.0      2.5      9.0
     Rate of compensation
       increase.....................     3.5      4.0      3.5      4.0      3.5      5.0

     In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. The expense recognized for these plans was $31 million in 1998, $29 million in 1997 and $37 million in 1996. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 1998 and 1997, was $223 million and $195 million, respectively. The actuarial present value of projected benefit obligations was $226 million and $199 million at December 31, 1998 and 1997, respectively. The discount rates used were the same as for the funded plans. Such supplemental retirement plans include a lifetime obligation to the surviving spouse of the Company's former chairman of the board. Benefits are payable at .5% of the Company's pretax earnings, as defined in the agreement, for the previous year.

     Reconciliation of the benefit obligation of the unfunded retiree medical program and other postretirement benefits with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Benefit obligation:
     Benefit obligation at beginning of year................  $10,062   $ 9,353
     Service cost...........................................      320       313
     Interest cost..........................................      684       674
     Actuarial loss.........................................       95       275
     Benefits paid..........................................     (339)     (553)
                                                              -------   -------
Unfunded benefit obligation at end of year..................   10,822    10,062
Unrecognized net actuarial gain.............................    1,032     1,157
                                                              -------   -------
     Accrued (prepaid) benefit cost.........................  $11,854   $11,219
                                                              =======   =======

     The components of expenses for the retiree medical program and actuarial assumptions are as follows:

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                                 (IN THOUSANDS)
Service cost................................................  $ 320   $ 313   $ 296
Interest cost...............................................    684     674     630
Recognized net actuarial loss (gain)........................    (30)    (34)    (41)
                                                              -----   -----   -----
     Net periodic benefit cost..............................  $ 974   $ 953   $ 885
                                                              =====   =====   =====
Discount rate:
     Net periodic cost......................................    7.0%    7.0%    7.0%
     Benefit obligations....................................    6.5     7.0     7.0
Effect of 1-percentage point increase in health care cost
  trend rate:
     On total of service and interest cost components.......  $ 102   $  93   $  86
     On postretirement benefit obligation...................    791     704     466
Effect of 1-percentage point decrease in health care cost
  trend rate:
     On total of service and interest cost components.......    (97)    (80)    (75)
     On postretirement benefit obligation...................   (743)   (650)   (425)

     The projected health care cost trend rate used in 1998 was 10%, graded to 7% over three years.

     Stock Bonus Plan: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Contributions to the plan, which are determined based on sales of insurance policies, are made by AFLAC U.S. to a trust and are used to purchase the Parent Company's common stock for later distribution to the participants. The vesting requirements are based on years of service. Any shares forfeited reduce future contributions of AFLAC U.S. The net costs of this plan, which are included in deferred policy acquisition costs, amounted to $10 million in both 1998 and 1997, and $9 million in 1996.

(12)  COMMITMENTS AND CONTINGENCIES

     Litigation: We are a defendant in various litigation considered to be in the normal course of business. Some of this litigation is pending in Alabama, where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of the litigation still pending will not have a material adverse effect on our financial position.

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                                  $450,000,000
                                  [AFIAC LOGO]

                                 EXCHANGE OFFER

                          6 1/2% SENIOR NOTES DUE 2009

                ------------------------------------------------

                                   PROSPECTUS
                ------------------------------------------------

                                  MAY 24, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     UNTIL SEPTEMBER 21, 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.